UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 21, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

November 21, 2007

Interim Consolidated Summary Report

<under Japanese GAAP>

for the fiscal year ending March 31, 2008

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings: Code number:	Tokyo, Osaka, Nagoya, New York 8306
URL Representative:	http://www.mufg.jp/ Nobuo Kuroyanagi, President & CEO
For inquiry:	Takeaki Ishii, General Manager - Financial Planning Division / Financial Accounting Office
TEL (03) 3240-7200
Semi-annual securities report issuing date:	December 27, 2007 (scheduled)
Dividend payment date:	December 10, 2007 (scheduled)
Trading accounts:	Established

1. Consolidated financial data for the six months ended September 30, 2007
(Amounts of less than one million yen are rounded down.)

(1) Results of Operations	(% represents the change from the previous fiscal year)

	Ordinary Income		Ordinary Profit		Net Income
	million yen	%	million yen	%	million yen	%
Six months ended
September 30, 2007	3,250,225	14.4	497,539	(25.0)	256,721	(49.4)
September 30, 2006	2,840,247	102.7	663,580	74.1	507,266	68.7

FYE March 31, 2007	6,094,033		1,457,080		880,997

	Net Income per Common Share	Diluted Net Income per Common Share
	yen	yen
Six months ended
September 30, 2007	24.76	24.62
September 30, 2006	50,454.49	49,669.82

FYE March 31, 2007	86,795.08	86,274.70

Income from investment in affiliates (Equity method)

Sep.30, 2007: 8,667 million yen	Sep.30, 2006: (39,584) million yen	Mar.31, 2007: (80,621) million yen

(2) Financial Condition

	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets	Total Net Assets per Common Share	Risk-adjusted Capital Ratio (*1)
	million yen	million yen	%	yen			%
As of
September 30, 2007	189,894,404	10,574,436	4.7	812.54	(Preliminary	)	12.65
September 30, 2006	184,735,352	9,659,084	4.2	720,127.97			11.95

March 31, 2007	187,281,022	10,523,700	4.5	801,320.41			12.58

Shareholders’ equity as of

Sep.30, 2007: 8,859,216 million yen	Sep.30, 2006: 7,699,243 million yen	Mar.31, 2007: 8,520,265 million yen

(*1)	Beginning from the fiscal year ended March 31, 2007, “Risk-adjusted Capital Ratio” is computed in accordance with the “Standards for Consolidated Capital Adequacy Ratio of Bank Holding Company under Article 52-25 of the Banking Law” (the Notification of the Financial Services Agency No. 20, 2006). “Risk-adjusted Capital Ratio” as of September 30, 2006 was computed in accordance with the Notification of the Ministry of Finance No. 62, 1998.

(3) Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the period
	million yen	million yen	million yen	million yen
Six months ended
September 30, 2007	(4,529,698)	4,923,094	(141,779)	3,238,898
September 30, 2006	(3,887,229)	710,646	(286,187)	2,770,796

FYE March 31, 2007	(4,405,492)	1,446,600	(319,199)	2,961,153

2. Dividends on Common Stock (*2)

	Dividends per Common Share
	Interim	Year-end	Annual
	yen	yen	yen
Fiscal year ended (ending)
March 31, 2007	5,000.00	6,000.00	11,000.00
March 31, 2008	7.00	—	—
March 31, 2008 (Forecast)	—	7.00	14.00

(*2)	The table shown above does not include dividends on stocks other than common stock. Please refer to page 3 for information with regard to the preferred stocks.

3. Earnings Forecasts for the Fiscal Year ending March 31, 2008 (Consolidated) (*3)
(% represents the change from the previous fiscal year)

Ordinary Income		Ordinary Profit		Net Income		Net Income per Common Share
million yen	%	million yen	%	million yen	%	yen
6,500,000	6.7	1,150,000	(21.1)	600,000	(31.9)	57.47

(*3)	Unchanged from forecasts announced on October 31, 2007

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4. Other

(1)	Material changes in scope of consolidation during the period: None

(2)	Changes in accounting policies during the period

(A)	There were changes due to revision of accounting standards. (*1)

(B)	There were no changes due to other reasons.

(*1)	Please refer to “Changes in Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements” on page 27.

(3)	Number of Common shares outstanding

(A) Total outstanding at the end of the period	Sep. 30, 2007	10,861,643,790	shares	Sep. 30, 2006	10,761,770	shares
(including Treasury shares)	Mar.31, 2007	10,861,643	shares

(B) Treasury shares	Sep. 30, 2007	377,867,600	shares	Sep. 30, 2006	653,689	shares
	Mar. 31, 2007	654,002	shares

(*2)	Please refer to “Per Share Information” on page 40 for the number of shares used in computing net income per common share (consolidated).

(Reference) Non-consolidated financial data for the six months ended September 30, 2007

1. Non-consolidated financial data for the six months ended September 30, 2007

(1) Results of Operations	( % represents the change from the previous fiscal year)

	Operating Income		Operating Profit		Ordinary Profit		Net Income		Net Income per Common Share
	million yen	%	million yen	%	million yen	%	million yen	%	yen
Six months ended
September 30, 2007	197,203	20.5	190,769	20.0	182,975	24.8	105,452	(28.2)	10.00
September 30, 2006	163,604	(13.4)	158,979	(14.3)	146,600	(17.6)	146,830	(18.1)	14,331.29

FYE March 31, 2007	510,809		501,728		478,035		473,893		46,415.96

(2) Financial Condition
	Total Assets	Total Net Assets	Net Assets Ratio	Total Net Assets per Common Share
	million yen	million yen	%	yen
As of
September 30, 2007	7,677,262	6,669,958	86.9	603.57
September 30, 2006	7,464,574	5,982,484	80.1	550,149.32

March 31, 2007	7,494,629	6,254,125	83.4	579,243.59

Shareholders’ equity as of
Sep. 30, 2007: 6,669,958 million yen	Sep. 30, 2006: 5,982,484 million yen	Mar. 31, 2007: 6,254,125 million yen

2. Earnings forecasts for the Fiscal Year ending March 31, 2008 (Non-consolidated) (*3)

(% represents the change from the previous fiscal year)

Operating Income		Ordinary Profit		Net Income		Net Income per Common Share
million yen	%	million yen	%	million yen	%	yen
520,000	1.8	490,000	2.5	410,000	(13.5)	39.14

(*3)	Revised from forecasts announced on May 23, 2007

*Notes for using forecasted information etc.

1.	Please refer to “Revisions of Forecasts of Consolidated Earnings for the Six Months Ended September 30, 2007 and for the Fiscal Year Ending March 31, 2008” posted on October 31, 2007 and “Revisions of Forecast of Non-consolidated Earnings for the Fiscal Year Ending March 31, 2008” on November 21, 2007 with regard to the revisions of earnings forecasts. The forecast for net income per common share is calculated based on forecasted average number of common shares outstanding for the fiscal year.

2.	Please refer to “Management Policy” on page 10 with regard to the assumptions used and other related matters on the forecasted information.

This financial summary report and the accompanying financial highlights contain forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, the statements and assumptions are inherently not guarantees of future performance and may result in inaccuracy from an objective point of view and in material differences from the actual result. For the main matters that may be currently forecast, please see “Result of Operations and Financial Condition” on page 4, the Annual Securities Report, Disclosure Book, and Annual Report, and other current disclosures that the company has announced.

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(Dividends relating to Preferred Stocks)

Dividend per share relating to preferred stocks are as follows:

	Dividend per Share
	Interim	Year-end	Annual
	yen	yen	yen
Preferred Stock First Series of Class 3
Fiscal year ended March 31, 2007	30,000.00	30,000.00	60,000.00
Fiscal year ending March 31, 2008	30.00	—	—
Fiscal year ending March 31, 2008 (Forecast)	—	30.00	60.00

	Dividend per Share
	Interim	Year-end	Annual
	yen	yen	yen
Preferred Stock Class 8
Fiscal year ended March 31, 2007	7,950.00	7,950.00	15,900.00
Fiscal year ending March 31, 2008	7.95	—	—
Fiscal year ending March 31, 2008 (Forecast)	—	7.95	15.90

	Dividend per Share
	Interim	Year-end	Annual
	yen	yen	yen
Preferred Stock Class 11
Fiscal year ended March 31, 2007	2,650.00	2,650.00	5,300.00
Fiscal year ending March 31, 2008	2.65	—	—
Fiscal year ending March 31, 2008 (Forecast)	—	2.65	5.30

	Dividend per Share
	Interim	Year-end	Annual
	yen	yen	yen
Preferred Stock Class 12
Fiscal year ended March 31, 2007	5,750.00	5,750.00	11,500.00
Fiscal year ending March 31, 2008	5.75	—	—
Fiscal year ending March 31, 2008 (Forecast)	—	5.75	11.50

(Adjustments related to stock split effective on September 30, 2007)

A 1,000 for 1 stock split became effective on September 30, 2007.

Adjusted dividends per share for the FYE March 31, 2007 on the assumption that the stock split had been effective as of April 1, 2006 are as follows:

	Dividends per Share for FYE March 31, 2007
	Interim	Year-end	Annual
	yen	yen	yen
Common Stock	5.00	6.00	11.00
Preferred Stock First Series of Class 3	30.00	30.00	60.00
Preferred Stock Class 8	7.95	7.95	15.90
Preferred Stock Class 11	2.65	2.65	5.30
Preferred Stock Class 12	5.75	5.75	11.50

Adjusted “per share” information for the FYE March 31, 2007 and the six months ended September 30, 2006 on the assumption that the stock split had been effective as of April 1, 2006 are as follows:

	Net Income per Common Share	Diluted Net Income per Common Share	Total Net Assets per Common Share
	yen	yen	yen
Consolidated
Six months ended September 30, 2006	50.45	49.67	720.13
Fiscal year ended March 31, 2007	86.80	86.27	801.32

	Net Income per Common Share	Total Net Assets per Common Share
	yen	yen
Non-consolidated
Six months ended September 30, 2006	14.33	550.15
Fiscal year ended March 31, 2007	46.42	579.24

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1. Result of Operations and Financial Condition

(1)	Result of operations

With respect to the economic and financial environment in the first half of fiscal 2007, overseas economies generally remained firm with solid growth from European economies in addition to the continued strong growth of emerging economies such as China, despite the increased uncertainty in the United States economy from its housing market downturn. In Japan, the economy continued moderate expansion in spite of sluggish personal consumption due to a weakness in wages. This was enabled through growth in capital investments led by solid corporate earnings, along with growing exports. Meanwhile, consumer prices continued a slight decline.

In the financial environment, the U.S. federal funds target rate has been lowered by 0.5 percent to 4.75 percent in September in response to the subprime mortgage problem, and the European Central Bank has kept its key interest rate unchanged after raising the rate to 4.0 percent. The Bank of Japan has kept the uncollateralized overnight call rate target unchanged at 0.5 percent, but upward pressure on Japan’s short-term interest rates slightly increased on the back of credit uneasiness. In the long-term interest rate market, the yield on ten-year Japanese government bonds temporarily rose in summer, but generally showed a downward trend with some fluctuation thereafter. In the foreign exchange market, the yen appreciated against the dollar on the back of the uncertainty in the U.S. economy triggered by the subprime mortgage problem.

Amidst this environment, consolidated ordinary profit for the six months ended September 30, 2007 was ¥497.5 billion, a decrease of ¥166.0 billion from the previous interim period. Consolidated net income for the six months ended September 30, 2007 was ¥256.7 billion, a decrease of ¥250.5 billion from the previous interim period.

Consolidated ordinary profit (loss) by business segment was; ¥400.4 billion for the banking segment, ¥108.5 billion for the trust banking segment, ¥36.0 billion for the securities segment, respectively, and an ordinary loss of ¥53.6 billion for the credit card segment. Ordinary profit by geographic segment was; ¥372.0 billion in Japan, ¥64.0 billion in North America, ¥16.8 billion in Europe and the Middle East, ¥29.6 billion in Asia and Oceania excluding Japan, and ¥23.8 billion in Latin America.

Mitsubishi UFJ Financial Group, Inc. (“MUFG”) has the following earning forecasts for the fiscal year ending March 31, 2008.

Consolidated ordinary income	Consolidated ordinary profit	Consolidated net income
¥6,500.0 billion	¥1,150.0 billion	¥600.0 billion

(Reference)
1. Forecasted net income per common share (Consolidated):	¥57.47
2. Forecasted net income per common share (Non-consolidated)	¥39.14
3. Forecasted dividends per share
Common stock:	¥14
Preferred stock first series of class 3:	¥60
Preferred stock class 8:	¥15.90
Preferred stock class 11:	¥5.30
Preferred stock class 12:	¥11.50

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Mitsubishi UFJ Financial Group, Inc.

(2)	Financial condition

Total assets increased by ¥2,613.3 billion from March 31, 2007 to ¥189,894.4 billion at September 30, 2007, and total net assets increased by ¥50.7 billion from March 31, 2007 to ¥10,574.4 billion at September 30, 2007. With regards to major factors affecting the change in total net assets, retained earnings increased by ¥183.8 billion, and treasury stock decreased by ¥425.0 billion mainly in relation to making Mitsubishi UFJ Securities a wholly-owned subsidiary of MUFG, while net unrealized gains (losses) on securities available for sale decreased by ¥251.3 billion due to a decline of stock price, and minority interest decreased by ¥288.3 billion mainly in relation to making Mitsubishi UFJ Securities a wholly-owned subsidiary of MUFG etc.

With regards to assets, loans and bills discounted increased by ¥1,919.1 billion from March 31, 2007 to ¥86,751.0 billion at September 30, 2007 mainly due to increase in lending at overseas offices. Investment securities decreased by ¥5,217.3 billion from March 31, 2007 to ¥42,990.2 billion at September 30, 2007.

For the six months ended September 30, 2007, net cash used in operating activities were ¥4,529.6 billion, net cash provided by investing activities were ¥4,923.0 billion and net cash used in financing activities were ¥141.7 billion. As a result, the balance of cash and cash equivalents at September 30, 2007 was ¥3,238.8 billion.

MUFG’s consolidated risk-adjusted capital ratio based on the Basel 2 Standards as of September 30, 2007 was 12.65% (Preliminary basis), an increase of 0.06 percentage points from March 31, 2007.

The following table shows the MUFG’s consolidated risk adjusted capital ratio as of March 31, 2007 and September 30, 2007.

	(in billions of yen)
	As of March 31, 2007	As of September 30, 2007 (Preliminary basis)
Tier 1 capital	8,054.8	8,230.7
Qualified Tier 2 capital	5,718.2	5,644.6
Qualified Tier 3 capital	—	—
Deductions from total qualifying capital	423.9	415.9
Net qualifying capital	13,349.1	13,459.5
Risk-adjusted assets	106,048.2	106,396.2
Risk-adjusted capital ratio	12.58%	12.65%

Beginning from March 31, 2007, risk-adjusted capital ratio is computed in accordance with the Notification of the Financial Services Agency No. 20, 2006.

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Mitsubishi UFJ Financial Group, Inc.

(3)	Basic policy regarding profit distribution and dividends for fiscal year 2007

MUFG considers the return of earnings to shareholders to be one of the most important management priorities and makes it a basic policy to make efforts to continuously increase dividends while sustaining corporate value growth and further strengthening its corporate financial standing. From a medium term perspective, MUFG will aim to increase the dividend ratio to the consolidated net income to approximately 20%, after comprehensive consideration of its business performance and the environment for strategic investment, etc.

Based on this policy, MUFG, with respect to interim dividends for common stock for the six months ended September 30, 2007, has decided to pay ¥7 per share. With respect to interim dividends for preferred stock for the six months ended September 30, 2007, MUFG has decided to pay: for the first series of class 3 preferred stock, the prescribed amount of ¥30 per share; for class 8 preferred stock, the prescribed amount of ¥7.95 per share; for class 11 preferred stock, the prescribed amount of ¥2.65 per share; and for class 12 preferred stock, the prescribed amount of ¥5.75 per share.

With respect to the year-end dividends for common stock for fiscal year 2007, MUFG plans to pay ¥7 per share (which, together with the interim dividend, shall result in a total of ¥14 per share for the fiscal year). With respect to the year-end dividends for preferred stock for fiscal year 2007, MUFG plans to pay: for the first series of class 3 preferred stock, the prescribed amount of ¥30 per share (which, together with the interim dividend, shall result in a total of ¥60 per share for the fiscal year); for class 8 preferred stock, the prescribed amount of ¥7.95 per share (which, together with the interim dividend, shall result in a total of ¥15.90 per share for the fiscal year); for class 11 preferred stock, the prescribed amount of ¥2.65 per share (which, together with the interim dividend, shall result in a total of ¥5.30 per share for the fiscal year); and for class 12 preferred stock, the prescribed amount of ¥5.75 per share (which, together with the interim dividend, shall result in a total of ¥11.50 per share for the fiscal year).

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(4)	Risks relating to the business etc.

Our business and results of operations may be materially affected by a wide range of reasons, including the following factors (which may include information believed to be material to investors):

•	Risks relating to the integration of our operation (in particular, risks relating to integration of our systems);

•	Risks relating to the establishment of internal controls;

•	Risks relating to our capital ratio;

•	Changes in interest rates in Japan or elsewhere in the world;

•	Risks relating to our consumer lending business;

•	Risks relating to our lending business;

•	Possible negative effects to our equity portfolio;

•	Risks relating to trading and investment activities;

•	Downgrade of our credit ratings and the negative effect on our treasury operations;

•	Failure to achieve certain business plans or operating targets;

•	Risks accompanying the expansion of our operation and the range of products and services;

•	Decline in the results of operations and financial conditions of our subsidiaries;

•	Deterioration of economic conditions in Japan or elsewhere in the world (in Asian, Latin American and other countries);

•	Fluctuations in foreign currency exchange rates;

•	Risks relating to the increase of our pension obligations;

•	Events that obligate us to compensate for losses in loan trusts and jointly operated designated money in trusts;

•	Risks relating to regulatory developments or changes in laws, rules, including accounting rules, governmental policies and economic controls;

•	Potential claims or sanctions regarding unfair or inappropriate practices etc. from regulatory authorities and customers;

•	Disruption or impairment of our business or operations due to external circumstances or events (such as the destruction or impairment of our business sites and terrorist attacks);

•	Risks relating to our capabilities to protect confidential information;

•	Risks relating to transaction with counterparties in countries designated as state sponsors of terrorism;

•	Increase in competitive pressures;

•	Risks inherent in the holding company structure;

•	Possible negative effects related to owning our shares; and

•	Risks relating to the U.S. subprime mortgages problem.

For a detailed discussion of these risk factors and other risks, uncertainties, possible changes and others, please see our most recent publicly announced information including the latest Annual Report.

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2. Information on Mitsubishi UFJ Financial Group (MUFG Group)

MUFG Group comprises the holding company, 252 subsidiaries (of which 252 are consolidated), as well as 46 affiliates (of which 44 are equity-method accounted affiliates, and 2 are non-equity-method accounted affiliates). The Group is engaged primarily in the banking business and also conducts trust banking business, securities business, credit card business, leasing business and other businesses. The following is a chart representing the overall organization of MUFG and its main related companies according to business type:

(As of September 30, 2007)

*1)	As of April 2, 2007, Bank of Tokyo-Mitsubishi UFJ (Luxembourg) S.A. changed its name to Mitsubishi UFJ Global Custody S.A.

*2)	Mitsubishi UFJ Securities Co., Ltd. became a wholly owned subsidiary through the share exchange method.

*3)	kabu.com Securities Co., Ltd., which was an affiliate, became a consolidated subsidiary as a result of the acquisition of shares by MUFG.

*4)	UFJ NICOS Co., Ltd. has merged with DC Card Co., Ltd, with a merger date of April 1, 2007, and changed its name to Mitsubishi UFJ NICOS Co., Ltd.

*5)	Diamond Lease Company Limited has merged with UFJ Central Leasing Co., Ltd. with a merger date of April 1, 2007, and changed its name to Mitsubishi UFJ Lease & Finance Company Limited.

*6)	As of April 1, 2007, Diamond Computer Service Co., Ltd. changed its name to Mitsubishi Research Institute DCS Co., Ltd.

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Mitsubishi UFJ Financial Group, Inc.

The holding company and its important related companies as shown in the above chart of business relationship are classified according to business segment as follows. Regarding MUFG’s equity-accounted affiliates, those in respect of which a significant influence is exerted on their decision making regarding finance, operations or business policy are classified in the relevant segment.

Banking:	The Bank of Tokyo-Mitsubishi UFJ, Ltd. / The Senshu Bank, Ltd. / The Chukyo Bank, Ltd. /
The Gifu Bank, Ltd. / Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. /
Mitsubishi UFJ Lease & Finance Co., Ltd. / BOT Lease Co., Ltd. / Mitsubishi UFJ Factors Limited /
MU Frontier Servicer Co., Ltd. / KOKUSAI Asset Management Co., Ltd. /
Mitsubishi UFJ Asset Management Co., Ltd. / Mobit Co., Ltd. / UnionBanCal Corporation /
PT U Finance Indonesia

Trust Banking:	Mitsubishi UFJ Trust and Banking Corporation / The Master Trust Bank of Japan, Ltd. /
Mitsubishi UFJ Trust & Banking Corporation (U.S.A.) / Mitsubishi UFJ Global Custody S.A. *1

Securities:	Mitsubishi UFJ Securities Co., Ltd. / kabu.com Securities Co., Ltd. *2 /
Mitsubishi UFJ Securities International plc / Mitsubishi UFJ Securities (USA), Inc. /
Mitsubishi UFJ Trust International Limited / Mitsubishi UFJ Securities (HK) Holdings, Limited

Credit Card:	Mitsubishi UFJ NICOS Co., Ltd.

Other:	Mitsubishi UFJ Capital Co., Ltd. / MU Investments Co., Ltd. /
Mitsubishi UFJ Real Estate Services Co., Ltd. / ACOM CO., Ltd. /
Mitsubishi Research Institute DCS Co., Ltd. / BTMU Capital Corporation /
BTMU Leasing & Finance, Inc. / PT UFJ-BRI Finance

*1)	Mitsubishi UFJ Global Custody S.A. has been reclassified from banking to trust banking as a result of changes to changes to the composition of investment in it and in consideration of the type of business that it pursues.

*2)	kabu.com Securities Co., Ltd. has been reclassified from Banking to Securities as a result of its becoming a consolidated subsidiary and in consideration of the type of business that it pursues.

In order to meet the diverse financial needs of its customers, MUFG Group has created a unified organizational structure that transcends business boundaries in order to provide financial products to its customers as an integrated group. Based on collaboration between each group company, MUFG Group pursues its operations under an integrated business group system based on three customer-facing integrated business groups within the holding company—Retail, Corporate and Trust Assets.

(As of September 30, 2007)

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3. Management Policy

(1)	Principal management policy

The Group’s management philosophy serves as the basic policy in conducting its business activities, and provides guidelines for all group activities.

The Group’s management philosophy will also be the foundation for management decisions, including the formulation of management strategies and management plans, and will serve as the core values for all employees.

The details of the Group management philosophy are set forth below. MUFG Group’s holding company, commercial banks, trust banks and securities companies have adopted the Group’s management philosophy as their own respective management philosophy, and the entire Group will strive to comply with this philosophy.

•	Group’s Management Philosophy

1.	We will respond promptly and accurately to the diverse needs of our customers around the world and seek to inspire their trust and confidence.

2.	We will offer innovative and high-quality financial services by actively pursuing the cultivation of new business areas and developing new technologies.

3.	We will comply strictly with all laws and regulations and conduct our business in a fair and transparent manner to gain the public’s trust and confidence.

4.	We will seek to inspire the trust of our shareholders by enhancing corporate value through continuous business development and appropriate risk management, and by disclosing corporate information in a timely and appropriate manner.

5.	We will contribute to progress toward a sustainable society by assisting with development in the areas in which we operate and conducting our business activities with consideration for the environment.

6.	We will provide the opportunities and work environment necessary for all employees to enhance their expertise and make full use of their abilities.

(2)	Management target

MUFG Group has reviewed and formulated its Medium-term Business Plan (FY 2007 version) in February 2007. MUFG Group has set specific financial targets (FY 2009) as shown below, and will aim to achieve these targets.

	FY 2006 Results	FY 2009 Targets
Consolidated net operating profit*[1]	1,636.6 billion yen	Approx. 2,500 billion yen
Consolidated expense ratio	55.7%	Around 45%
Consolidated net income	880.9 billion yen	Approx. 1,100 billion yen
Consolidated ROE *[2]	14.97%	Approx. 15%

Macro-economic assumptions underlying the above figures:

	FY 2007	FY 2008	FY 2009
Unsecured call rate (period average)	0.6%	1.0%	1.0%
10 year Japanese Government Bond Yield (period average)	2.1%	2.5%	2.5%
Dollar/Yen (value at end of period)	¥115	¥115	¥115
Real GDP growth rate (annual rate)	1.8%	2.3%	1.6%

*1	Consolidated net business profits before consolidation adjustments such as elimination of internal transactions (management accounting basis, before amortization of goodwill)

*[2]	Net income - Annual dividends on nonconvertible preferred stocks	x 100
{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred shares at the beginning of the period x Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred shares at the end of the period x Issue price + Foreign currency translation adjustments at the end of the period)} / 2

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(3)	Medium- and long-term management strategy

MUFG Group is a fully-fledged comprehensive financial group comprising commercial banks, trust banks, and securities companies, as well as credit card companies, leasing companies, consumer finance companies, investment trust companies and a U.S. bank (Union Bank of California). MUFG Group aims to unify these Group companies to deliver top quality products and services that meet diverse customer needs. We aim to be No. 1 in service, No. 1 in reliability, and No. 1 in global coverage and so gain the strong support of customers and society as a premier, comprehensive, global financial group.

No. 1 in Service

•	MUFG Group will leverage its strengths as a comprehensive financial group to provide to its customers with an outstanding level of high-quality service that is matched to their individual needs.

•

MUFG Group will fully utilize the integrated business group system comprising our three core business groups—Retail, Corporate and Trust Assets (asset management and asset administration)—and meet diverse customer needs rapidly and accurately as a unified group that transcends business boundaries.

No. 1 in Reliability

•

MUFG Group aims to be a truly reliable financial group and will strive to further enhance its financial health, implement thorough legal and other compliance and strengthen internal controls. Moreover, we will fulfill our responsibilities to society through enhancing customer satisfaction (CS), and pursuing CSR activities that contribute to society and to environmental conservation.

No. 1 in Global Coverage

•

MUFG Group aims to use its Group strengths to the maximum, leveraging the leading global network amongst Japanese banks and talented staff well-versed in the business of each country to swiftly and precisely meet the requirements of customers globally.

(4)	Key issues

In fiscal 2006 and fiscal 2007, MUFG Group received a number of administrative orders with respect to compliance. We take these administrative orders very seriously, and have been steadily strengthening our compliance framework. We are seeking to further strengthen compliance by steadily and rapidly implementing the business improvement plan that we submitted to the authorities, and we intend to devote every effort to rapidly restoring trust in the group.

11

Mitsubishi UFJ Financial Group, Inc.

In February 2007 MUFG Group announced its Medium-term Business Plan (FY2007 version). In addition to strengthening compliance, as mentioned above, the plan outlines three additional key strategies as follows:

(1)	Become one of the top five global financial institutions in terms of market capitalization by executing growth strategies

We aim to achieve the following financial targets in fiscal 2009: consolidated net operating income of approximately ¥2.5 trillion; consolidated net income of approximately ¥1.1 trillion; consolidated expense ratio of around 45%; and consolidated ROE of approximately 15%. We are allocating business resources particularly to the Retail business, in which further market growth is expected. In the Corporate business, we are using the opportunity of Mitsubishi UFJ Securities becoming a wholly-owned subsidiary at the end of September 2007 to further strengthen ties between the bank and the securities company and enable us to provide more advanced services. Furthermore, by pursuing an investment and alliance strategy focusing particularly on Asia, we are aiming for profits from overseas operations to comprise around 20% of total profits over the medium term.

Our capital policy for supporting our growth strategies is to raise the value of MUFG by achieving a balance between using capital to strengthen profitability and ensure growth, increasing equity capital, and enhancing returns to shareholders. For equity capital we are aiming to maintain an equity capital ratio of 12% (12.65% at end of the current interim period) and targeting a Tier 1 ratio of 8% (7.73% at the end of the current interim period). In regard to returns to shareholders we will strive to increase dividends in a sustainable manner, while over the medium term, we will work to raise the dividend payout ratio to around 20% of consolidated net income (12.7% in fiscal 2006).

(2)	Complete full-scale systems integration and steadily realize the benefits of integration

We will continue to exert all efforts to achieve safe and secure systems integration, and realize the benefits of integration at an early stage.

(3)	Maintain and strengthen the MUFG brand

MUFG Group will pursue various initiatives in order to be valued by customers as a trustworthy Group that provides high-quality services, and will strive to build the MUFG brand by steadfastly fulfilling its corporate social responsibilities.

12

(Japanese GAAP)	Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

Consolidated Balance Sheet

(in millions of yen)	As of September 30, 2007 (A)	As of September 30, 2006 (B)	Increase (Decrease) (A) - (B)	As of March 31, 2007 (C)	Increase (Decrease) (A) - (C)
Assets:
Cash and due from banks	10,978,368	8,484,545	2,493,823	8,760,240	2,218,127
Call loans and bills bought	1,235,519	2,095,108	(859,588)	1,897,554	(662,035)
Receivables under resale agreements	5,619,000	3,050,745	2,568,255	4,173,178	1,445,822
Receivables under securities borrowing transactions	5,994,256	4,351,094	1,643,162	6,700,434	(706,177)
Commercial paper and other debt purchased	4,856,581	3,628,498	1,228,083	4,241,859	614,721
Trading assets	11,891,834	10,093,747	1,798,087	9,577,974	2,313,859
Money held in trust	456,499	384,276	72,223	368,972	87,527
Investment securities	42,990,263	47,766,403	(4,776,140)	48,207,623	(5,217,360)
Allowance for losses on investment securities	(34,115)	(21,718)	(12,397)	(26,150)	(7,964)
Loans and bills discounted	86,751,061	85,671,181	1,079,880	84,831,949	1,919,112
Foreign exchanges	1,411,213	1,367,788	43,425	1,353,848	57,365
Other assets	4,999,575	5,130,860	(131,284)	4,714,204	285,370
Tangible fixed assets	1,717,879	1,733,180	(15,300)	1,697,105	20,773
Intangible fixed assets	906,486	651,537	254,948	741,705	164,781
Deferred tax assets	271,007	643,968	(372,961)	259,144	11,862
Customers’ liabilities for acceptances and guarantees	11,110,052	10,817,389	292,662	10,966,811	143,240
Allowance for credit losses	(1,261,081)	(1,113,252)	(147,828)	(1,185,432)	(75,648)

Total assets	189,894,404	184,735,352	5,159,051	187,281,022	2,613,381

Liabilities:
Deposits	117,630,832	115,602,910	2,027,921	118,708,663	(1,077,831)
Negotiable certificates of deposit	6,657,864	6,880,379	(222,515)	7,083,233	(425,368)
Call money and bills sold	2,527,558	2,512,651	14,906	2,546,243	(18,685)
Payables under repurchase agreements	8,451,563	7,248,841	1,202,721	8,214,875	236,688
Payables under securities lending transactions	6,609,067	5,596,344	1,012,722	5,135,235	1,473,831
Commercial paper	685,459	477,920	207,539	607,902	77,557
Trading liabilities	5,655,557	4,867,308	788,249	4,299,018	1,356,539
Borrowed money	4,511,981	6,284,929	(1,772,948)	4,810,735	(298,754)
Foreign exchanges	792,983	783,937	9,045	1,001,763	(208,780)
Short-term corporate bonds	593,600	764,500	(170,900)	326,000	267,600
Bonds and notes	6,476,523	6,580,221	(103,698)	6,505,572	(29,048)
Bonds with warrants	—	49,689	(49,689)	49,656	(49,656)
Due to trust accounts	1,592,480	1,796,608	(204,128)	1,542,448	50,031
Other liabilities	5,318,114	4,291,590	1,026,524	4,326,742	991,372
Reserve for employees’ bonuses	49,308	45,440	3,867	53,427	(4,119)
Reserve for bonuses to directors and corporate auditors	130	115	14	363	(233)
Reserve for retirement benefits	64,067	68,889	(4,821)	66,524	(2,456)
Reserve for retirement benefits to directors and corporate auditors	1,761	—	1,761	—	1,761
Reserve for contingent losses	145,063	100,087	44,976	116,249	28,814
Reserve for losses related to business restructuring	59,317	—	59,317	—	59,317
Reserves under special laws	4,300	2,197	2,103	2,316	1,984
Deferred tax liabilities	177,801	94,646	83,154	187,755	(9,953)
Deferred tax liabilities for land revaluation	204,577	209,667	(5,089)	205,782	(1,204)
Acceptances and guarantees	11,110,052	10,817,389	292,662	10,966,811	143,240

Total liabilities	179,319,967	175,076,268	4,243,698	176,757,322	2,562,645

Net assets:
Capital stock	1,383,052	1,383,052	—	1,383,052	—
Capital surplus	1,865,918	1,916,314	(50,396)	1,916,300	(50,382)
Retained earnings	4,286,051	3,781,944	504,106	4,102,199	183,851
Treasury stock	(576,420)	(1,000,449)	424,028	(1,001,470)	425,050
Total shareholders’ equity	6,958,601	6,080,862	877,739	6,400,081	558,519
Net unrealized gains (losses) on other securities, net of taxes	1,803,418	1,592,453	210,964	2,054,813	(251,395)
Net deferred gains (losses) on hedging instruments, net of taxes	(60,107)	(66,887)	6,779	(56,429)	(3,678)
Land revaluation excess, net of taxes	147,499	149,193	(1,694)	148,281	(782)
Foreign currency translation adjustments	9,804	(56,378)	66,183	(26,483)	36,287
Total valuation and translation adjustments	1,900,614	1,618,381	282,233	2,120,183	(219,568)
Subscription rights to shares	87	0	87	0	87
Minority interests	1,715,132	1,959,840	(244,708)	2,003,434	(288,302)

Total net assets	10,574,436	9,659,084	915,352	10,523,700	50,736

Total liabilities and net assets	189,894,404	184,735,352	5,159,051	187,281,022	2,613,381

13

(Japanese GAAP)	Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

Consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2007 (A)	For the six months ended September 30, 2006 (B)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2007 (A)
Ordinary income:
Interest income:	1,989,587	1,643,285	346,301	3,514,976
(Interest on loans and bills discounted)	1,161,579	1,004,134	157,444	2,123,825
(Interest and dividends on securities)	431,656	364,164	67,492	778,295
Trust fees	78,972	79,378	(405)	152,945
Fees and commissions	638,809	638,290	519	1,330,617
Trading income	189,126	133,827	55,299	315,042
Other business income	109,474	180,441	(70,966)	331,646
Other ordinary income	244,254	165,023	79,230	448,805

Total ordinary income	3,250,225	2,840,247	409,978	6,094,033

Ordinary expenses:
Interest expenses:	1,024,054	699,153	324,900	1,613,422
(Interest on deposits)	458,821	324,693	134,128	732,883
Fees and commissions	91,610	80,869	10,740	171,993
Other business expenses	94,699	101,956	(7,257)	136,050
General and administrative expenses	1,077,126	1,030,306	46,820	2,111,754
Other ordinary expenses	465,195	264,380	200,814	603,732

Total ordinary expenses	2,752,685	2,176,666	576,019	4,636,953

Ordinary profits	497,539	663,580	(166,040)	1,457,080

Extraordinary gains	31,212	224,534	(193,321)	132,123
Gains on disposition of fixed assets	3,900	3,805	94	11,008
Reversal of allowance for credit losses	—	136,986	(136,986)	9,337
Gains on loans written-off	20,326	78,765	(58,439)	111,229
Gains on changes in subsidiaries’ equity	6,985	—	6,985	—
Other extraordinary gains	—	4,975	(4,975)	549
Extraordinary losses	79,028	53,771	25,256	80,473
Losses on disposition of fixed assets	7,589	8,197	(608)	21,044
Losses on impairment of fixed assets	11,421	6,266	5,155	18,641
Provision for reserve for contingent liabilities from securities transactions	—	138	(138)	257
Provision for reserve for contingent liabilities from financial instruments transactions	413	—	413	—
Provision for reserve for losses related to business restructuring	59,603	—	59,603	—
Provision for reserve for contingent losses related to system integration	—	39,168	(39,168)	40,530
Income before income taxes and others	449,723	834,343	(384,619)	1,508,730

Income taxes-current	65,510	51,155	14,355	115,091
Income taxes-deferred	127,914	241,851	(113,937)	413,731
Minority interests	(421)	34,069	(34,491)	98,910

Net income	256,721	507,266	(250,545)	880,997

14

(Japanese GAAP)	Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

Consolidated Statement of Changes in Net Assets (from April 1, 2007 to September 30, 2007)

	(in millions of yen)
	Shareholders’ equity					Valuation and translation adjustments					Subscription rights to shares	Minority interests	Total net assets
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on other securities, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Land revaluation excess, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments
Balances as of March 31, 2007	1,383,052	1,916,300	4,102,199	(1,001,470)	6,400,081	2,054,813	(56,429)	148,281	(26,483)	2,120,183	0	2,003,434	10,523,700

Changes during the period
Dividends from retained earnings			(64,589)		(64,589)								(64,589)
Net income			256,721		256,721								256,721
Acquisition of treasury stock				(2,315)	(2,315)								(2,315)
Disposition of treasury stock		(50,382)		427,366	376,984								376,984
Reversal of land revaluation excess, net of taxes			836		836								836
Changes in accounting standards in overseas consolidated subsidiaries			(9,116)		(9,116)								(9,116)
Net changes in items other than shareholders’ equity						(251,395)	(3,678)	(782)	36,287	(219,568)	87	(288,302)	(507,783)

Total changes during the period	—	(50,382)	183,851	425,050	558,519	(251,395)	(3,678)	(782)	36,287	(219,568)	87	(288,302)	50,736

Balances as of September 30, 2007	1,383,052	1,865,918	4,286,051	(576,420)	6,958,601	1,803,418	(60,107)	147,499	9,804	1,900,614	87	1,715,132	10,574,436

15

(Japanese GAAP)	Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

Consolidated Statement of Changes in Net Assets (from April 1, 2006 to September 30, 2006)

	(in millions of yen)
	Shareholders’ equity					Valuation and translation adjustments
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on other securities, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Land revaluation excess, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments	Subscription rights to shares	Minority interests	Total net assets
Balances as of March 31, 2006	1,383,052	1,915,855	3,325,980	(773,941)	5,850,946	1,769,525	—	149,534	(42,168)	1,876,891	0	2,098,512	9,826,349

Changes during the period
Dividends from retained earnings			(48,808)		(48,808)								(48,808)
Bonuses to directors and corporate auditors			(163)		(163)								(163)
Net income			507,266		507,266								507,266
Acquisition of treasury stock				(290,610)	(290,610)								(290,610)
Disposition of treasury stock		463		64,102	64,565								64,565
Reversal of land revaluation excess, net of taxes			943		943								943
Decrease in companies accounted for under the equity method			(2,003)		(2,003)								(2,003)
Increase in consolidated subsidiaries resulting from changes in accounting standard			(1,270)		(1,270)								(1,270)
Others		(4)			(4)								(4)
Net changes in items other than shareholders’ equity						(177,071)	(66,887)	(340)	(14,210)	(258,509)	—	(138,671)	(397,181)

Total changes during the period	—	459	455,964	(226,507)	229,915	(177,071)	(66,887)	(340)	(14,210)	(258,509)	—	(138,671)	(167,265)

Balances as of September 30, 2006	1,383,052	1,916,314	3,781,944	(1,000,449)	6,080,862	1,592,453	(66,887)	149,193	(56,378)	1,618,381	0	1,959,840	9,659,084

16

(Japanese GAAP)	Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

Consolidated Statement of Changes in Net Assets (from April 1, 2006 to March 31, 2007)

	(in millions of yen)
	Shareholders’ equity					Valuation and translation adjustments
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on other securities, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Land revaluation excess, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments	Subscription rights to shares	Minority interests	Total net assets
Balances as of March 31, 2006	1,383,052	1,915,855	3,325,980	(773,941)	5,850,946	1,769,525	—	149,534	(42,168)	1,876,891	0	2,098,512	9,826,349

Changes during the period
Dividends from retained earnings			(103,150)		(103,150)								(103,150)
Bonuses to directors and corporate auditors			(163)		(163)								(163)
Net income			880,997		880,997								880,997
Acquisition of treasury stock				(292,199)	(292,199)								(292,199)
Disposition of treasury stock		451		64,669	65,121								65,121
Reversal of land revaluation excess, net of taxes			1,311		1,311								1,311
Decrease in consolidated subsidiaries			(16)		(16)								(16)
Decrease in companies accounted for under the equity method			(2,003)		(2,003)								(2,003)
Increase in consolidated subsidiaries resulting from changes in accounting standard			(1,270)		(1,270)								(1,270)
Unrecognized actuarial difference based on accounting standard for retirement benefits in UK.			515		515								515
Others		(6)			(6)								(6)
Net changes in items other than shareholders’ equity						285,288	(56,429)	(1,252)	15,685	243,292	—	(95,077)	148,214

Total changes during the period	—	445	776,219	(227,529)	549,135	285,288	(56,429)	(1,252)	15,685	243,292	—	(95,077)	697,350

Balances as of March 31, 2007	1,383,052	1,916,300	4,102,199	(1,001,470)	6,400,081	2,054,813	(56,429)	148,281	(26,483)	2,120,183	0	2,003,434	10,523,700

17

(Japanese GAAP)	Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

Consolidated Statements of Cash Flows

(in millions of yen)	For the six months ended September 30, 2007 (A)	For the six months ended September 30, 2006 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2007
Cash flows from operating activities:
Income before income taxes and others	449,723	834,343	(384,619)	1,508,730
Depreciation	161,446	158,181	3,265	318,375
Impairment losses	11,421	6,266	5,155	18,641
Amortization of goodwill	5,525	4,476	1,049	9,047
Amortization of negative goodwill	(4,364)	(2,134)	(2,229)	(3,210)
Equity in losses (gains) of affiliates	(8,667)	39,584	(48,252)	80,621
Increase (decrease) in allowance for credit losses	65,797	(220,972)	286,769	(127,843)
Increase (decrease) in allowance for losses on investment securities	7,964	(5,466)	13,431	(510)
Increase (decrease) in reserve for employees’ bonuses	(4,735)	(5,600)	865	1,226
Increase (decrease) in reserve for bonuses to directors and corporate auditors	(233)	115	(349)	363
Increase (decrease) in reserve for retirement benefits	(2,807)	(12,581)	9,773	(16,266)
Increase (decrease) in reserve for retirement benefits to directors and corporate auditors	519	—	519	—
Increase (decrease) in reserve for contingent losses	28,420	58,860	(30,440)	75,010
Increase (decrease) in reserve for losses related to business restructuring	59,317	—	59,317	—
Interest income recognized on statements of income	(1,989,587)	(1,643,285)	(346,301)	(3,514,976)
Interest expenses recognized on statements of income	1,024,054	699,153	324,900	1,613,422
Losses (gains) on investment securities	(43,491)	728	(44,220)	(108,292)
Losses (gains) on money held in trust	(8,924)	(7,335)	(1,588)	(8,056)
Foreign exchange losses (gains)	67,959	(131,031)	198,990	(301,193)
Losses (gains) on sales of fixed assets	3,688	4,391	(702)	10,036
Net decrease (increase) in trading assets	(2,218,659)	(5,702)	(2,212,956)	573,194
Net increase (decrease) in trading liabilities	1,304,018	493,112	810,905	(121,042)
Adjustment of unsettled trading accounts	460,557	8,001	452,556	68,420
Net decrease (increase) in loans and bills discounted	(1,477,139)	(18,140)	(1,458,999)	1,047,379
Net increase (decrease) in deposits	(1,312,254)	(3,274,285)	1,962,030	(395,600)
Net increase (decrease) in negotiable certificates of deposit	(442,261)	294,266	(736,527)	494,550
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	(380,676)	3,235,497	(3,616,173)	1,838,176
Net decrease (increase) in due from banks (excluding cash equivalents)	(1,914,051)	389,821	(2,303,873)	347,774
Net decrease (increase) in call loans and bills bought and others	(1,162,087)	(2,530,353)	1,368,266	(3,953,536)
Net decrease (increase) in receivables under securities borrowing transactions	724,104	1,081,208	(357,103)	(1,245,753)
Net increase (decrease) in call money and bills sold and others	(12,461)	(4,575,674)	4,563,213	(3,657,635)
Net increase (decrease) in commercial paper	66,898	173,138	(106,239)	297,116
Net increase (decrease) in payables under securities lending transactions	1,425,763	1,251,548	174,214	765,947
Net decrease (increase) in foreign exchanges (assets)	(56,636)	(99,971)	43,334	(85,974)
Net increase (decrease) in foreign exchanges (liabilities)	(208,817)	(528,628)	319,810	(310,822)
Net increase (decrease) in issuance and redemption of short-term corporate bonds	267,600	273,800	(6,200)	(164,700)
Net increase (decrease) in issuance and redemption of unsubordinated bonds and notes	(63,548)	(161,529)	97,980	(428,481)
Net increase (decrease) in due to trust account	50,031	(632,459)	682,491	(886,620)
Interest income (cash basis)	1,933,926	1,605,456	328,469	3,412,011
Interest expenses (cash basis)	(990,707)	(666,268)	(324,438)	(1,551,083)
Other	(276,073)	102,945	(379,018)	132,554

Sub-total	(4,459,445)	(3,806,522)	(652,923)	(4,268,995)
Income taxes	(70,253)	(80,707)	10,454	(136,496)

Net cash provided by (used in) operating activities	(4,529,698)	(3,887,229)	(642,469)	(4,405,492)
Cash flows from investing activities:
Purchases of investment securities	(27,330,388)	(32,606,755)	5,276,367	(62,209,264)
Proceeds from sales of investment securities	18,683,119	14,521,276	4,161,843	35,571,860
Proceeds from redemption of investment securities	13,755,057	18,943,485	(5,188,428)	28,426,379
Increase in money held in trust	(129,798)	(17,666)	(112,131)	(46,142)
Decrease in money held in trust	150,473	57,773	92,700	102,357
Purchases of tangible fixed assets	(115,145)	(124,169)	9,024	(222,603)
Purchases of intangible fixed assets	(123,376)	(76,192)	(47,183)	(196,342)
Proceeds from sales of tangible fixed assets	5,530	12,748	(7,217)	20,880
Proceeds from sales of intangible fixed assets	14	128	(114)	170
Additional purchases of equity of consolidated subsidiaries	(822)	(688)	(133)	(1,733)
Proceeds from sales of equity of consolidated subsidiaries	250	708	(457)	1,269
Decrease related to purchases of subsidiaries’ equity affecting the scope of consolidation	—	—	—	(230)
Increase related to purchases of subsidiaries’ equity affecting the scope of consolidation	28,179	—	28,179	—

Net cash provided by (used in) investing activities	4,923,094	710,646	4,212,447	1,446,600
Cash flows from financing activities:
Increase in subordinated borrowings	122,000	108,000	14,000	179,000
Decrease in subordinated borrowings	(196,300)	(40,500)	(155,800)	(207,500)
Increase in subordinated bonds and notes and bonds with warrants	210,740	297,083	(86,343)	582,391
Decrease in subordinated bonds and notes and bonds with warrants	(165,182)	(192,730)	27,548	(314,587)
Proceeds from issuance of common stock to minority shareholders	3,843	5,517	(1,673)	232,806
Purchases of common stock from minority shareholders	—	(120,000)	120,000	(120,000)
Decrease in redemption of preferred stock	—	—	—	(218,000)
Dividend paid by MUFG	(64,589)	(48,808)	(15,781)	(103,150)
Dividend paid by subsidiaries to minority shareholders	(47,494)	(38,967)	(8,527)	(70,721)
Purchases of treasury stock	(1,225)	(290,591)	289,366	(292,181)
Proceeds from sales of treasury stock	672	65,060	(64,388)	67,181
Purchases of treasury stock by consolidated subsidiaries	(4,259)	(30,563)	26,304	(54,756)
Proceeds from sales of treasury stock by consolidated subsidiaries	15	317	(301)	325
Other	—	(4)	4	(6)

Net cash provided by (used in) financing activities	(141,779)	(286,187)	144,408	(319,199)
Effect of foreign exchange rate changes on cash and cash equivalents	26,128	(5,492)	31,620	(3,138)

Net increase (decrease) in cash and cash equivalents	277,744	(3,468,263)	3,746,007	(3,281,229)
Cash and cash equivalents at the beginning of the fiscal year	2,961,153	6,238,548	(3,277,395)	6,238,548
Increase in cash and cash equivalents due to consolidation of subsidiaries	—	510	(510)	510
Decrease in cash and cash equivalents due to deconsolidation of subsidiaries	—	—	—	(191)
Increase in cash and cash equivalents due to merger of consolidated subsidiaries	—	—	—	3,514

Cash and cash equivalents at the end of the fiscal period	3,238,898	2,770,796	468,101	2,961,153

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Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements

1. Scope of Consolidation

(1)	Number of consolidated subsidiaries: 252

Principal companies:

The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Mitsubishi UFJ Real Estate Services Co., Ltd.

Mitsubishi UFJ Trust and Banking Corporation	UnionBanCal Corporation

Mitsubishi UFJ Securities Co., Ltd.	Mitsubishi UFJ Trust & Banking Corporation (U.S.A.)

The Senshu Bank, Ltd.	Mitsubishi UFJ Global Custody S.A.

The Master Trust Bank of Japan, Ltd.	Mitsubishi UFJ Securities International plc

kabu.com Securities Co., Ltd.	Mitsubishi UFJ Securities (USA), Inc.

Mitsubishi UFJ NICOS Co., Ltd.	Mitsubishi UFJ Trust International Limited

The Mitsubishi UFJ Factors Limited	Mitsubishi UFJ Securities (HK) Holdings, Limited

MU Frontier Servicer Co., Ltd.	BTMU Capital Corporation

Mitsubishi UFJ Capital Co., Ltd.	BTMU Leasing & Finance, Inc.

KOKUSAI Asset Management Co., Ltd.	PT U Finance Indonesia

Mitsubishi UFJ Asset Management Co., Ltd.	PT UFJ-BRI Finance

MU Investments Co., Ltd.

In the current fiscal year, kabu.com Securities Co., Ltd. and 5 other companies were newly consolidated following their organization or for other reasons.

In the current fiscal year, DC Card Co., Ltd. and 6 other companies were excluded from the scope of consolidation due to their dissolution or merger or for other reasons.

UFJ NICOS Co., Ltd. merged with DC Card Co., Ltd. on April 1, 2007 and changed its name to Mitsubishi UFJ NICOS Co., Ltd.

Bank of Tokyo-Mitsubishi UFJ (Luxembourg) S.A. changed its name to Mitsubishi UFJ Global Custody S.A. on April 2, 2007.

(2)	Non-consolidated subsidiaries: None

(3)	Entities not consolidated even though MUFG Group owns the majority of votes:

(A)	Nichiele Corporation

A consolidated investment subsidiary owns the majority of votes of this company as passive investment without any intent to control.

(B)	Hygeia Co., Ltd.

Since this company was established as a property management agent for a land trust project, MUFG’s control of this company is restricted by the originators and co-trustees of the land.

(C)	THCAP investment Limited Partnership

Shonan Sangakurenkei Fund investment Limited Partnership

Gunma Challenge Fund investment Limited Partnership

FOODSNET Corporation and 2 other companies

MUFG’s consolidated venture capital subsidiaries participate in the management of partnerships as unlimited liability partners or own the majority of votes as passive investments without any intent to control.

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2. Application of Equity Method

(1)	Number of affiliates accounted for under the equity method: 44

Principal companies

The Chukyo Bank, Ltd.	BOT Lease Co., Ltd.

The Gifu Bank, Ltd.	ACOM CO., LTD.

Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd.	Mobit Co., Ltd.

Mitsubishi UFJ Lease & Finance Company Limited	Mitsubishi Research Institute DCS Co., Ltd.

In the current fiscal year, kabu.com Securities Co., Ltd. and 3 other companies were no longer accounted for under the equity method as they were no longer MUFG’s affiliates due to sale of ownership, merger, consolidation or other reasons.

Diamond Lease Co., Ltd. merged with UFJ Central Leasing Co., Ltd. on April 1, 2007 and changed its name to Mitsubishi UFJ Lease & Finance Company Limited.

Diamond Computer Service Co., Ltd. changed its name to Mitsubishi Research Institute DCS Co., Ltd. on April 1, 2007.

(2)	Non-consolidated subsidiaries not accounted for under the equity method: None

(3)	Affiliates not accounted for under the equity method

Principal companies

SCB Leasing Public Company Limited

MU Japan Fund PLC

These affiliates are not accounted for under the equity method because MUFG’s share ownership in their net income, retained earnings or deferred gains and losses on hedging instruments do not have a material impact on the consolidated financial statements of MUFG.

(4)	Entities not recognized as affiliates which MUFG owns 20% to 50% of the voting rights:

(A)	Japan Medical Information Research Institute, Inc. and 15 other companies

MUFG’s consolidated venture capital subsidiaries own 20% to 50% of votes as passive investments without any intent to control.

(B)	RYOGOKU CITY CORE Co., Ltd

Since this company was established as a property management agent for a land trust project, MUFG’s control of this company is restricted by the originators and co-trustees of the land.

3. The balance sheet dates of consolidated subsidiaries

(1)	The interim balance sheet dates of consolidated subsidiaries are as follows:

November 30	:	3 subsidiaries

April 30	:	3 subsidiaries

June 30	:	140 subsidiaries

July 24	:	18 subsidiaries

July 31	:	1 subsidiary

August 31	:	2 subsidiaries

September 30	:	85 subsidiaries

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(2)	2 subsidiaries with an interim balance sheet date as of November 30 (out of 3) are consolidated based on their preliminary financial statements as of August 31.

Subsidiaries with an interim balance sheet date as of November 30 (1 out of 3), April 30 (1 out of 3), and June 30 (1 out of 140) are consolidated based on their preliminary financial statements as of September 30.

1 subsidiary with an interim balance sheet date as of April 30 (out of 3) is consolidated based on its preliminary financial statements as of June 30.

1 subsidiary with an interim balance sheet date as of April 30 (out of 3) is consolidated based on its preliminary financial statements as of July 31.

Subsidiaries other than specified above are consolidated based on the financial statements as of their interim balance sheet dates.

Adjustments are made in the consolidated financial statements to reflect the significant transactions occurred between the interim balance sheet dates of the subsidiaries and the consolidated balance sheet date.

(Additional information)

The Bank of Tokyo-Mitsubishi UFJ, Ltd., a consolidated subsidiary of MUFG, established Bank of Tokyo-Mitsubishi UFJ (China), Ltd. on June 28, 2007 and transferred its 6 branches and 2 representative offices in China to the new company on July 1, 2007. This transfer of branches and representative offices is recognized as an important transaction and adjustment is made in the consolidated financial statements.

Results of operations of Bank of Tokyo-Mitsubishi UFJ (China), Ltd. from July 1, 2007 to September 30, 2007 are not reflected in the consolidated statements of income. This exclusion doesn’t have significant impact on the consolidated statements of income.

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4. Accounting policies

(1)	Trading assets and trading liabilities

Transactions to seek gains arising from short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of securities or other market indices (“trading transactions”) are presented on a trade date basis in “trading assets” and “trading liabilities” on the consolidated balance sheets. Gains and losses from “trading transactions”, such as interest and dividends received, realized gains (losses) on sales and unrealized gains (losses), are presented on a trade date basis in “trading income” and “trading expenses” on the consolidated statements of income.

Trading assets and trading liabilities are stated at their fair values on the consolidated balance sheet date.

(2)	Securities

(A)	Debt securities being held to maturity are stated at amortized costs (using the straight-line method) computed under the moving average method. Investments in non-consolidated affiliates not accounted for under the equity method are stated at acquisition costs computed under the moving average method. Other securities with quoted market prices are stated at their quoted market prices on the consolidated balance sheet date (cost of securities sold is calculated primarily under the moving average method) and other securities where quoted market prices are not available are stated at acquisition costs or amortized costs as computed under the moving average method. Net unrealized gains (losses) on other securities are included directly in net assets, net of applicable income taxes, except in the case of securities with embedded derivatives, which are measured at fair value in their entirety and the changes in fair value are recognized in current earnings.

(B)	Securities which are held as trust assets in money held in trust are accounted for in the same manner as noted above (1) and (2)(A). Unrealized gains (losses) on securities in money held in trust, which are not held for trading purposes or held to maturity, are included directly in net assets, net of applicable income taxes.

(3)	Derivatives Transactions

Derivatives transactions (other than trading transactions) are calculated primarily based on fair value.

(4)	Depreciation

(A)	Tangible fixed assets

Depreciation for tangible fixed assets of MUFG, domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is computed under the declining-balance method.

The estimated useful lives are as follows:

Buildings:	15 years to 50 years
Equipment:	2 years to 20 years

Depreciation for Tangible fixed assets of other consolidated subsidiaries is computed primarily under the straight-line method based on their estimated useful lives.

(B)	Intangible fixed assets

Depreciation for intangible fixed assets is computed primarily under the straight-line method. Development costs for internally used software are capitalized and depreciated under the straight-line method over the estimated useful lives of primarily 3 to 10 years.

(5)	Deferred charges

Stock issuance costs and bond issuance costs are expensed as incurred.

Bonds are stated at amortized costs (using the straight-line method). Discount on bonds recognized prior to March 31, 2006 is amortized using the straight-line method over the life of corresponding bonds and the unamortized portion is deducted directly from bonds and notes in accordance with ASBJ PITF No. 19 “Tentative Solution on Accounting for Deferred Assets” (August 11, 2006).

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(6)	Allowance for credit losses

Principal domestic consolidated subsidiaries provide allowance for credit losses in accordance with the internal standards for self-assessment of asset quality and the internal standards for write-offs and provisions.

(A)	For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses (“bankrupt borrowers”) or borrowers that are not legally or formally bankrupt but are regarded as substantially in a similar condition (“substantially bankrupt borrowers”), allowances are provided based on the amount of claims, after write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

(B)	For claims on borrowers that are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt (“potentially bankrupt borrowers”) excluding a portion of which principal and interest payment can be reasonably estimated from borrower’s cash flows, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

(C)	For claims on potentially bankrupt borrowers and claims on borrowers requiring close monitoring, of which principal and interest payment can be reasonably estimated from borrower’s cash flows, allowances are provided in an amount equal to the difference between the book value of the claims and the fair value of principal and interest, which is calculated using estimated cash flows discounted at the initial contractual interest rates.

(D)	For other claims, allowances are provided based on historical credit loss experience.

(E)	For claims originated in specific foreign countries, additional allowances are provided based on an assessment of political and economic conditions of these countries.

(F)	All claims are assessed by branches and the credit supervision departments in accordance with the internal standards for self-assessment of asset quality. The credit review department, which is independent from those operating sections, subsequently audits these assessments. The allowances presented above reflect these internally audited assessments.

(G)	For claims on bankrupt borrowers and substantially bankrupt borrowers, the amount of claims exceeding the estimated value of collateral or guarantees, that is deemed uncollectible, has been written-off. The total amount of write-offs is ¥796,115 million.

Consolidated subsidiaries, not adopting procedures stated above, provide allowances based on their historical credit loss experience for general claims and based on individual assessments of the possibility of collection for specific deteriorated claims.

(7)	Allowances for losses on investment securities

Allowances for losses on investment securities are provided based on assessments of each issuer’s financial condition and other relevant factors.

(8)	Reserve for employees’ bonuses

Reserve for employees’ bonuses, which is provided for future bonus payments to employees, reflects an estimated amount accrued on the consolidated balance sheet date.

(9)	Reserve for bonuses to directors and corporate auditors

Some domestic consolidated subsidiaries record reserve for bonuses to directors and corporate auditors in the amount deemed accrued on the consolidated balance sheet date.

(10)	Reserve for employees’ retirement benefits

Reserve for employees’ retirement benefits, which is provided for future pension payments to employees, is recorded in the amount deemed accrued at the consolidated balance sheet date based on the projected benefit obligation and the estimated plan asset amount at the end of each fiscal year.

(A)	Unrecognized prior service cost is amortized under the straight-line method for a period, primarily over 10 years, within the employees’ average remaining service period, commencing on the fiscal year in which the services are provided.

(B)	Unrecognized net actuarial gains (losses) are amortized under the straight-line method for a period, primarily over 10 years, within the employees’ average remaining service period, commencing on the fiscal year immediately following the fiscal year in which the services were provided.

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(11)	Reserve for retirement benefits to directors and corporate auditors

Reserve for retirement benefits to directors and corporate auditors, which is provided for payments of retirement benefits to directors and corporate auditors, is recorded in the amount deemed accrued at the consolidated balance sheet date based on the estimated amount of benefits.

(12)	Reserve for contingent losses

Reserve for contingent losses, which is provided for possible losses from contingent events related to derivatives and other transactions, is calculated by estimation of the impact of these contingent events.

(13)	Reserve for losses related to business restructuring

Reserve for losses related to business restructuring is provided for estimated future losses related to business restructuring in consolidated subsidiaries.

(14)	Reserves under special laws

Reserves under special laws represents the ¥4,300 million of reserve for contingent liabilities from financial instruments transactions set aside in accordance with Article 48-3-1 of the Financial Instruments and Exchange Law and Article 189 of Cabinet Office Ordinance on Financial Instruments Trading Corporations.

Reserve for contingent liabilities from financial futures transactions was previously set aside in accordance with Article 81 of the Financial Futures Trading Law, and reserve for contingent liabilities from securities transactions was previously set aside in accordance with Article 51 of the Securities and Exchange Law. These reserves have been replaced by reserve for contingent liabilities from financial instruments transactions since the Financial Instruments and Exchange Law became effective on September 30, 2007.

(15)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies or booked at overseas branches of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries are translated into yen primarily at exchange rates in effect on the consolidated balance sheet date, except for investments in non-consolidated affiliates which are translated into yen at exchange rates in effect on the acquisition dates.

Assets and liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at the exchange rates in effect on the consolidated balance sheet date.

(16)	Leasing transactions

Finance leases of domestic consolidated subsidiaries which do not involve transfer of ownership to lessees are accounted for as operating leases.

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Mitsubishi UFJ Financial Group, Inc.

(17)	Hedge accounting

(A)	Hedge accounting for interest rate risks

(i)	Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions for interest rate risks arising from monetary assets and liabilities. Individual hedging or portfolio hedging, as described in the Japanese Institute of Certified Public Accountants (“JICPA”) Industry Audit Committee Report No. 24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (February 13, 2002) and JICPA Accounting Committee Report No. 14, “Practical Guidelines for Accounting for Financial Instruments” (January 31, 2000), are primarily applied to determine hedged items.

(ii)	With respect to hedging transactions to offset fluctuations in the fair value of fixed rate deposits, loans and other instruments, hedging instruments (e.g. interest rate swaps) are designated to hedged items individually or collectively by their maturities in accordance with Industry Audit Committee Report No. 24. With respect to hedging transactions to offset fluctuations in fair value of fixed rate bonds classified as other securities, hedging instruments (e.g. interest rate swaps) are designated to hedged items collectively by the type of bond. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms.

(iii)	With respect to hedging transactions to fix the cash flows related to floating rate deposits and loans as well as short-term fixed rate deposits, loans and other instruments, hedging instruments (e.g. interest rate swaps) are designated to hedged items collectively by interest rate indices and tenors in accordance with Industry Audit Committee Report No. 24. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms. The effectiveness of hedging transactions is also assessed by verifying the correlation between hedged items and hedging instruments.

(iv)	As of March 31, 2003, deferred hedge losses and gains were recorded in the consolidated balance sheet as a result of the application of macro hedge accounting based on JICPA Industry Audit Committee Report No. 15 “Tentative Treatment for Accounting and Auditing in Adoption of Accounting Standards for Banking Industry” (February 15, 2000), under which the overall interest rate risks arising from numerous deposits, loans and other instruments are hedged collectively by derivative transactions. These losses and gains are amortized as expense or income over the remaining lives of the macro hedging instruments (for a maximum period of 15 years from April 1, 2003). Deferred hedge losses and gains attributable to macro hedge accounting as of September 30, 2007 are ¥33,622 million (before tax effect adjustment) and ¥55,135 million (before tax effect adjustment), respectively.

(B)	Hedge accounting for foreign currency risks

(i)	Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions for foreign currency risks arising from monetary assets and liabilities denominated in foreign currencies. Portfolio hedging is applied to determine hedged items as described in JICPA Industry Audit Committee Report No. 25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (July 29, 2002). Hedging instruments (e.g. currency swaps and forward exchange contracts) are designated to hedged items collectively by currencies.

(ii)	Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted deferred hedge accounting method for hedging transactions for foreign currency risks arising from investments in subsidiaries denominated in foreign currencies while adopting the fair value hedge accounting method for hedging transactions for foreign currency risks arising from foreign securities (other than bonds). Portfolio hedging and individual hedging are applied to determine hedged items. Liabilities denominated in foreign currencies and forward exchange contracts are used as hedging instruments.

(C)	Transactions among consolidated companies

Derivative transactions, including interest rate swaps and currency swaps which are designated as hedging instruments, among consolidated companies or between trading accounts and other accounts (or among internal sections) are not eliminated from the consolidated statements of income and related gains and losses are recognized or deferred under hedge accounting because these derivative transactions are executed, meeting certain criteria under JICPA Industry Audit Committee Reports No. 24 and No. 25 to be regarded as equivalent to external third party transactions.

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(18)	Consumption taxes

National and local consumption taxes are excluded from transaction amounts. Non-deductible portions of consumption taxes on the purchases of tangible fixed assets are expensed when incurred.

(19)	Tax effect accounting

Tax amount (current and deferred) for this interim fiscal year is computed based on the assumption that there will be reversal of reserve for losses on overseas investments at a domestic consolidated trust banking subsidiary at the end of the fiscal year.

(20)	Bills discounted

Bills discounted and rediscounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No. 24.

5. Definition of “cash and cash equivalents” in statement of cash flows

Cash and cash equivalents in this statement are defined as “Cash and due from banks” on the consolidated balance sheets excluding time deposits and negotiable certificates of deposits in other banks.

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Changes in Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements

Accounting Policy for Financial Instruments

ASBJ Accounting Standard No. 10 “Accounting Standard for Financial Instruments” and JICPA Accounting Committee Report No. 14, “Practical Guidelines for Accounting for Financial Instruments” were revised on June 15, 2007 and July 4, 2007, respectively. The accounting standard and the practical guidelines are applicable to fiscal years and interim periods ending on or after September 30, 2007, MUFG adopted the revised “Accounting Standard” and “Practical Guidelines” starting from this fiscal year.

This revision doesn’t have any impact on the consolidated financial statements.

New Presentation Rules

Consolidated Balance Sheets

Starting in the current fiscal year, “reserve for retirement benefits to directors and corporate auditors” is separately presented in accordance with the revision to the forms appended to the “Banking Law Enforcement Regulations” (Ministry of Finance Ordinance No. 10, 1982) by the “Cabinet Office Ordinance to Amend Part of Banking Law Enforcement Regulations” (Cabinet Office Ordinance No. 76, September 28, 2007).

“Reserve for retirement benefits to directors and corporate auditors” previously reported as part of “other liabilities” was ¥1,241 million as of March 31, 2007 and ¥952 million as of September 30, 2006

Consolidated Statements of Income

The forms appended to the “Banking Law Enforcement Regulations” (Ministry of Finance Ordinance No. 10, 1982) were revised by the “Cabinet Office Ordinance to Amend Part of Banking Law Enforcement Regulations” (Cabinet Office Ordinance No. 76, September 28, 2007), effective of September 30, 2007. In accordance with the revision, starting in the current fiscal year, reserve for contingent liabilities from financial futures transactions and reserve for contingent liabilities from securities transactions, which used to be in “extraordinary losses”, are presented in the consolidated statements of income as included in “reserve for contingent liabilities from financial instruments transactions.

Consolidated Statements of Cash Flows

In accordance with the new presentation rule for the consolidated balance sheets, net increase (decrease) in reserve for retirement benefits to directors and corporate auditors previously reported as part of “other” in “cash flows from operating activities” is separately presented as “net increase (decrease) in reserve for retirement benefits to directors and corporate auditors”.

“Net increase (decrease) in reserve for retirement benefits to directors and corporate auditors” previously reported as part of “other” in cash flows from operating activities was ¥161 million as of March 31, 2007 and ¥(128) million as of September 30, 2006.

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Notes to Consolidated Financial Statements

Consolidated Balance Sheets

1.	“Investment securities” includes ¥209,910 million of stocks in affiliates and ¥2,331 million of other investments in affiliates.

2.	“Investment securities” also includes ¥538 million of unsecured securities loaned with respect to which borrowers have rights to sell or pledge.

For borrowed securities under securities borrowing transactions and securities purchased under resale agreements, that permit MUFG Group to sell or pledge securities without restrictions, ¥6,044,205 million is pledged, ¥574,469 million is loaned and ¥9,083,538 million is held by MUFG Group at the consolidated balance sheet date. Bills discounted are accounted for as financial transactions. MUFG Group has rights to sell or pledge bank acceptances bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value of these bills is ¥1,093,616 million.

The total face value of rediscounted bank acceptances bought, commercial bills discounted, documentary bills and foreign exchanges bought is ¥10,680 million.

3.	Loans to bankrupt borrowers: ¥36,878 million.

Non-accrual delinquent loans: ¥897,477 million.

Loans to bankrupt borrowers are loans, after write-offs, to bankrupt borrowers as defined in Article 96-1-3-1 to 5 and 96-1-4 of the Enforcement Ordinance of the Corporate Tax Law (No. 97 in 1965) on which accrued interest income is not recognized (“Non-accrual loans”) as there is substantial doubt as to the collection of principal and/or interest because of delinquencies in payment of principal and/or interest for a significant period of time or for some other reasons.

Non-accrual delinquent loans represent non-accrual loans other than loans to bankrupt borrowers and loans renegotiated at concessionary terms, including reduction or deferral of interest due to the borrower’s weakened financial condition.

4.	Loans past due for 3 months or more: ¥17,866 million.

Loans past due for 3 months or more represent loans whose principal and/or interest payments have been past due for 3 months or more, excluding loans to bankrupt borrowers and non-accrual delinquent loans.

5.	Restructured loans: ¥449,472 million.

Restructured loans represent loans renegotiated at concessionary terms, including reduction or deferral of interest or principal and waiver of the claims, due to the borrower’s weakened financial condition, excluding loans to bankrupt borrowers, non-accrual delinquent loans and loans past due for 3 months or more.

6.	The total amount of loans to bankrupt borrowers, non-accrual delinquent loans, loans past due for 3 months or more and restructured loans was ¥1,401,694 million.

The amounts provided in Notes 3 to 6 represent gross amounts before the deduction of allowances for credit losses.

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7.	Assets pledged as collateral are as follows:

Cash and due from banks:	¥1,124 million
Trading assets:	¥846,698 million
Investment securities:	¥1,312,667 million
Loans and bills discounted:	¥208,993 million
Other assets:	¥2,475 million
Tangible fixed assets:	¥662 million
Intangible fixed assets:	¥374 million

Liabilities related to pledged assets are as follows:

Deposits:	¥293,359 million
Call money and bills sold:	¥612,000 million
Borrowed money:	¥1,632,801 million
Bonds and notes:	¥11,217 million
Acceptances and guarantees:	¥1,124 million

In addition to the items listed above, ¥158,369 million of cash and due from banks, ¥662,081 million of commercial paper and debt purchased, ¥26,839 million of trading assets, ¥5,213,729 million of investment securities, ¥6,042,207 million of loans and bills discounted, and ¥6,163 million of other assets have been pledged as collateral for cash settlements and other transactions or as deposits for margin accounts of futures and other transactions.

¥5,063,594 million of trading assets and ¥5,334,575 million of investment securities have been sold under repurchase agreements or loaned under secured lending transactions. Payables corresponding to the assets sold or loaned under repurchase agreements and under securities lending transactions are ¥4,166,266 million and ¥5,758,665 million, respectively.

8.	Overdraft facilities and commitment lines of credit are binding contracts under which MUFG’s consolidated subsidiaries have obligations to disburse funds up to predetermined limits upon the borrower’s request as long as there have been no breach of contracts. The total amount of the unused portion of these facilities is ¥68,604,086 million.

The total amount of the unused portion does not necessarily represent actual future cash requirements because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses which allow MUFG’s consolidated subsidiaries to decline the borrower’s request for disbursement or decrease contracted limits for cause, such as changes in financial conditions or deterioration in the borrower’s creditworthiness. MUFG’s consolidated subsidiaries may request the borrowers to pledge real property and/or securities as collateral upon signing of the contract and will perform periodic monitoring on the borrower’s business conditions in accordance with internal procedures, which may lead to renegotiation of the terms and conditions of the contracts and/or initiate the request for additional collateral and/or guarantees.

9.	In accordance with the “Law concerning Revaluation of Land” (the “Law”) (No. 34, March 31, 1998), land used for business operations of domestic consolidated banking subsidiary and domestic consolidated trust banking subsidiary has been revalued as of the dates indicated below. The total excess from revaluation, net of income taxes corresponding to the excess which are recognized as “Deferred tax liabilities for land revaluation”, is stated as “Land revaluation excess, net of taxes” in net assets. Land revaluation excess includes MUFG’s share of affiliated companies’ land revaluation excess.

Dates of revaluation:

Domestic consolidated banking subsidiary	March 31, 1998

Domestic consolidated trust banking subsidiary	March 31, 1998, December 31, 2001 and March 31, 2002

The method of revaluation as set forth in Article 3, Paragraph 3 of the “Law”:

Fair values are determined based on (1) “published land price under the Land Price Publication Law” stipulated in Article 2-1 of the “Enforcement Ordinance of the Law concerning Revaluation of Land” (“Ordinance”) (No. 119, March 31, 1998), (2) “standard land price determined on measurement spots under the Enforcement Ordinance of National Land Planning Law” stipulated in Article 2-2 of the “Ordinance”, (3) “land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value which is used for determining taxable amounts subject to landholding tax articulated in Article 16 of the Landholding Tax Law” stipulated in Article 2-4 of the “Ordinance” with price adjustments by shape and time and (4) appraisal by certified real estate appraisers stipulated in Article 2-5 of the “Ordinance” with price adjustments for time.

Some of MUFG’s affiliated companies have revalued their land used for business operations as of March 31, 2002.

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10.	Accumulated depreciation on Tangible fixed assets: ¥1,383,524 million.

11.	Deferred gains on Tangible fixed assets deducted for tax purposes: ¥91,738 million.

(Deferred gains on Tangible fixed assets deducted for tax purposes added in this fiscal period: None)

12.	Borrowed money includes ¥1,178,500 million of subordinated borrowings.

13.	Bonds and notes include ¥3,293,896 million of subordinated bonds.

14.	The principal amounts of money trusts and loan trusts entrusted to domestic trust banking subsidiaries, for which repayment of the principal to the customers is guaranteed, are ¥1,386,986 million and ¥293,603 million, respectively.

15.	Guarantee obligations for private placement bonds in “Investment securities” (provided in accordance with the Article 2-3 of the Financial Instruments and Exchange Law) is ¥3,352,216 million.

Consolidated Statements of Income

1.	“Other ordinary income” includes ¥105,818 million of gains on sales of equity securities and ¥76,995 million of leasing fees relating to the consolidated leasing subsidiaries.

2.	“Other ordinary expenses” includes ¥163,776 million of provision for reserve for credit losses, ¥87,010 million of write down of loans, ¥66,711 million of leasing costs relating to the consolidated leasing subsidiaries, and ¥45,010 million of write down of equity securities.

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Mitsubishi UFJ Financial Group, Inc.

Consolidated Statement of Changes in Net Assets

1. Detailed information regarding outstanding shares

	(Thousand shares)
	Number of shares as of March 31, 2007	Number of shares increased	Number of shares decreased	Number of shares as of September 30, 2007	Notes
Outstanding shares
Common stock	10,861	10,850,782	—	10,861,643	(1)
Preferred stock first series of class 3	100	99,900	—	100,000	(2)
Preferred stock class 8	17	17,682	—	17,700	(3)
Preferred stock class 11	0	0	—	1	(4)
Preferred stock class 12	33	33,666	—	33,700	(5)
Total	11,013	11,002,031	—	11,013,044
Treasury shares
Common stock	654	654,379	277,165	377,867	(6)
Total	654	654,379	277,165	377,867

(1)	Increase in the number of common stock by 10,850,782 thousand shares was due to stock split.
(2)	Increase in the number of preferred stock first series of class 3 by 99,900 thousand shares was due to stock split.
(3)	Increase in the number of preferred stock class 8 by 17,682 thousand shares was due to stock split.
(4)	Increase in the number of preferred stock class 11 by 0 thousand shares was due to stock split.
(5)	Increase in the number of preferred stock class 12 by 33,666 thousand shares was due to stock split.
(6)	Increase in the number of shares of common stock held in treasury by 654,379 thousand shares was mainly due to stock split, acquisition of odd-lot shares and increase in the number of shares held by subsidiaries and affiliates. Decrease in the number of shares of common stock held in treasury by 277,165 thousand shares was mainly due to share exchange, sale of odd-lot shares and decrease in the number of shares held by affiliates.

2. Information regarding subscription rights to shares

Issuer	Type of Subscription rights to shares	Type of shares to be issued	Number of shares subject to subscription rights				Balance as of September 30, 2007 (¥ million)
			As of March 31, 2007	Increase	Decrease	As of September 30, 2007
MUFG	Subscription rights to shares (Treasury shares)	—	— (—)	— (—)	— (—)	— (—)	— (—)
	Stock options	—					—
Consolidated subsidiaries (Treasury shares)		—					87 (—)
Total		—					87 (—)

3. Detailed information regarding cash dividends

(1) Dividends paid in past 6 months

Date of approval	Type of shares	Total Dividends (¥ million)	Dividend per share	Dividend record date	Effective date
General meeting of shareholders on June 28, 2007	Common stock	61,259	¥6,000	March 31, 2007	June 28, 2007
	Preferred stock first series of class 3	3,000	¥30,000
	Preferred stock class 8	140	¥7,950
	Preferred stock class 11	0	¥2,650
	Preferred stock class 12	193	¥5,750

The total amount of dividends above includes ¥3 million paid to consolidated subsidiaries.

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Mitsubishi UFJ Financial Group, Inc.

(2)	Dividends with record dates before September 30, 2007 and effective dates after October 1, 2007

Date of proposal	Type of shares	Total Dividends (¥ million)	Source of dividends	Dividend per share	Dividend record date	Effective date
Board of directors meeting on November 21, 2007	Common stock	73,411	Retained earnings	¥7	September 30, 2007	December 10, 2007
	Preferred stock first series of class 3	3,000		¥30
	Preferred stock class 8	140		¥7.95
	Preferred stock class 11	0		¥2.65
	Preferred stock class 12	193		¥5.75

MUFG conducted a 1,000 for 1 stock split of common and preferred shares effective on September 30, 2007.

Consolidated Statements of Cash Flows

1.	The difference between Cash and cash equivalents and items presented on the consolidated balance sheets.

Cash and due from banks on the consolidated balance sheets:	¥10,978,368 million
(-) Time deposits and negotiable certificates of deposit in other banks:	¥(7,739,470 million	)

Cash and cash equivalents	¥3,238,898 million

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Mitsubishi UFJ Financial Group, Inc.

Segment Information

1. Business segment information

<For the six months ended September 30, 2007>

	(in millions of yen)
	Banking	Trust Banking	Securities	Credit card	Other	Total	(Elimination)	Consolidated
Ordinary income
from customers	2,288,908	349,822	283,909	219,213	108,371	3,250,225	—	3,250,225
from internal transactions	37,859	13,679	13,832	6,104	224,263	295,739	(295,739)	—

Total ordinary income	2,326,767	363,502	297,742	225,317	332,635	3,545,964	(295,739)	3,250,225

Ordinary expenses	1,926,353	254,997	261,654	279,009	143,186	2,865,201	(112,516)	2,752,685

Ordinary profit	400,414	108,505	36,087	(53,692)	189,448	680,763	(183,223)	497,539

Notes:

1.	“Ordinary Income” and “Ordinary profit” correspond to “Net sales” and “Operating profit” on the statement of income of companies in non-banking industries.

2.	“Other” includes leasing.

3.	“Ordinary profit” for “Other” includes 186,421 million yen of dividends from MUFG’s domestic consolidated banking subsidiary and domestic consolidated trust banking subsidiary.

2. Geographic segment information

<For the six months ended September 30, 2007>

	(in millions of yen)
	Japan	North America	Latin America	Europe / Mid. East	Asia / Oceania	Total	(Elimination)	Consolidated
Ordinary income
from customers	2,334,076	444,688	3,724	295,169	172,566	3,250,225	—	3,250,225
from internal transactions	79,697	35,544	87,171	50,181	39,989	292,584	(292,584)	—

Total ordinary income	2,413,773	480,232	90,896	345,351	212,555	3,542,809	(292,584)	3,250,225

Ordinary expenses	2,041,702	416,140	67,037	328,512	182,904	3,036,296	(283,611)	2,752,685

Ordinary profit	372,071	64,092	23,859	16,838	29,651	506,513	(8,973)	497,539

Notes:

1.	The above geographic segments have been determined considering various factors, including geographic proximity, similarity in economic activities involved and relevance in terms of business operations. “Ordinary income” and “Ordinary profits” correspond to “Net sales” and “Operating profits” on the statement of income of companies in non-banking industries.

2.	“North America” includes United States and Canada. “Latin America” primarily includes Caribbean countries and Brazil. “Europe/Middle East” primarily includes United Kingdom, Germany and Netherlands. “Asia/Oceania” primarily includes Hong Kong, Singapore and China.

3. Ordinary income from overseas operations

<For the six months ended September 30, 2007>

(in millions of yen)
Ordinary income from overseas operations	916,149
Consolidated ordinary income	3,250,225
Share of Ordinary income from overseas operations	28.1%

Notes:

1.	“Ordinary income from overseas operations” corresponds to “Net sales from overseas operations” on the statement of income of companies in non-banking industries.

2.	“Ordinary income from overseas operations” consists of income from operations of the overseas branches of MUFG’s domestic consolidated banking subsidiaries and trust banking subsidiaries, and MUFG’s overseas subsidiaries (excluding ordinary income from internal transactions).

Geographic segment information regarding ordinary income from overseas is not available.

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Mitsubishi UFJ Financial Group, Inc.

Investment Securities

The following tables include “Investment securities”, negotiable certificates of deposit in “Cash and due from banks” and beneficiary certificates of commodity investment trusts in “Commercial Paper and other debt purchased”.

1. Debt securities being held to maturity with market values (as of September 30, 2007)

	(in millions of yen)
	Amount on the consolidated balance sheet	Market Value	Net unrealized gains (losses)
Domestic bonds	3,007,124	3,009,330	2,205
Government bonds	2,697,587	2,697,965	377
Municipal bonds	75,694	76,592	898
Corporate bonds	233,842	234,772	929
Foreign bonds	31,998	32,383	385
Other	164,967	164,966	(0)

Total	3,204,090	3,206,681	2,590

(*1)	Market Value is calculated by using quoted market prices and/or other information.

2. Other securities with market values (as of September 30, 2007)

	(in millions of yen)
	Acquisition cost	Amount on the consolidated balance sheet	Net unrealized gains (losses)
Domestic equity securities	4,393,579	7,413,850	3,020,271
Domestic bonds	18,073,311	17,994,368	(78,942)
Government bonds	16,563,424	16,489,597	(73,827)
Municipal bonds	202,000	201,734	(265)
Corporate bonds	1,307,886	1,303,036	(4,850)
Foreign equity securities	108,209	239,629	131,420
Foreign bonds	7,530,373	7,443,250	(87,122)
Other	5,252,540	5,247,630	(4,910)

Total	35,358,013	38,338,729	2,980,716

(*1)	“Amount on the consolidated balance sheet” in this table means market value calculated by using quoted market prices and/or other information.

(*2)	Other securities held by MUFG or domestic consolidated subsidiaries are subject to write-downs when the market value or reasonably evaluated value of these securities has declined considerably and it is not probable that the value will recover to the acquisition cost. In such case, any differences between fair value and acquisition cost are recognized as losses for the period. “Considerable decline in market value” is determined based on the classification of issuers in accordance with the internal standards for self-assessment of asset quality as follows:

Bankrupt, Substantially bankrupt or Potentially bankrupt issuers:

Market value is lower than acquisition cost.

Issuers requiring close monitoring:

Market value has declined 30% or more from acquisition cost.

Other issuers:

Market value has declined 50% or more, from acquisition cost.

“Bankrupt issuer” means issuer who has entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Substantially bankrupt issuer” means issuer who is not legally or formally bankrupt but regarded as substantially in a similar condition. “Potentially bankrupt issuer” means issuer who is not legally bankrupt but deemed to have high possibility of becoming bankrupt. “Issuer requiring close monitoring” means issuer who is financially weak and under close monitoring conducted by MUFG’s subsidiaries.

(*3)	“Net unrealized gains (losses)” in this table includes ¥245 million of loss resulting from the disposition of securities with embedded derivatives.

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Mitsubishi UFJ Financial Group, Inc.

3. Securities stated at acquisition costs (as of September 30, 2007)

(excluding items classified as Debt securities being held to maturity with market values on table 1)

(in millions of yen)
Amount on the consolidated balance sheet
Debt securities being held to maturity
Foreign bonds	14,495
Other securities
Domestic equity securities	420,750
Domestic corporate bonds	3,677,349
Foreign equity securities	73,181
Foreign bonds	143,771

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Mitsubishi UFJ Financial Group, Inc.

Money Held in Trust

Money held in trust not for trading purpose or being held to maturity (as of September 30, 2007)

(in millions of yen)
Acquisition cost	Amount on the consolidated balance sheet	Net unrealized gains (losses)
339,957	340,716	759

(*1)	“Amount on the consolidated balance sheet” on this table means market value calculated by using quoted market prices and/or other information.

Net Unrealized Gains (Losses) on Other Securities

Detailed information regarding net unrealized gains (losses) on other securities (as of September 30, 2007)

(in millions of yen)
Net unrealized gains (losses) on other securities	3,007,857
Other securities	3,007,098
Money held in trust not for trading purpose or being held to maturity	759
Deferred tax liabilities	(1,208,323)
Net unrealized gains (losses) on other securities, net of deferred tax liabilities (before MUFG’s ownership share of affiliates’ unrealized gains (losses)	1,799,534
Minority interests	1,654
MUFG’s ownership share of affiliates’ unrealized gains (losses) on other securities	2,229

Total	1,803,418

(*1)	“Net unrealized gains (losses)” on this table excludes ¥245 million of losses resulting from the disposition of securities with embedded derivatives.

(*2)	“Net unrealized gains (losses)” on this table includes ¥26,136 million of gains on securities in investment limited partnerships.

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Mitsubishi UFJ Financial Group, Inc.

Business Combinations

(Merger between companies under common control of the parent company)

UFJ NICOS Co., Ltd. merged with DC Card Co., Ltd. on April 1, 2007 under the merger agreement that was approved by the board of directors on December 20, 2006. As both UFJ NICOS Co., Ltd. and DC Card Co., Ltd. were subsidiaries of MUFG, the merger was treated as a transaction between companies under common control of the parent company.

1. Summary information

(1)	Company names and their main businesses

(i) Merging company

UFJ NICOS Co., Ltd. (Credit card business)

(ii) Merged company

DC Card Co., Ltd. (Credit cared business)

(2)	Date of the merger

April 1, 2007

(3)	Legal form of the merger

UFJ NICOS Co., Ltd. was the surviving company and DC Card Co., Ltd. was the dissolved company.

(4)	Name of the company after the merger

Mitsubishi UFJ NICOS Co., Ltd.

(5)	Purpose of the merger

The purpose of the merger of the core credit card companies within MUFG Group is to establish a leading credit card company with a stable business base and solid profitability which is able to offer cutting-edge solutions to customers.

2.	The accounting method

The merger was accounted for in accordance with ASBJ Guidance No. 10 “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (December 27, 2005). As a result, goodwill and gains on changes in equity were recognized.

(1)	Amount of goodwill: ¥3,244 million

(2)	The cause of goodwill is the difference between increased value in the ownership and the acquisition cost.

(3)	Depreciation: under the straight-line method over 20 years

(4)	Amount of gains on changes in equity: ¥6,985 million

(Merger which purchase method was applied)

The Bank of Tokyo-Mitsubishi UFJ, Ltd., a consolidated subsidiary of MUFG, resolved to acquire shares of kabu.com Securities Co., Ltd. by a public tender offer at the meeting of its board of directors on March 5, 2007. The tender offer commenced on March 20, 2007 and was completed on April 18, 2007 and The Bank of Tokyo-Mitsubishi UFJ, Ltd. acquired 94,000 common shares of kabu.com Securities Co., Ltd. As a result of the tender offer, MUFG and its subsidiaries’ share for voting rights of kabu.com Securities Co., Ltd increased to 40.36%.

By the resolution of the general meeting of shareholders of kabu.com Securities Co., Ltd. on June 24, 2007, majority of the board of directors of kabu.com Securities Co., Ltd. is occupied by persons (1) who are/were directors, executive officers or employees of MUFG or its subsidiaries and (2) are able to influence the financial and business policies of kabu.com Securities Co., Ltd. As a result, kabu.com Securities Co., Ltd. has become a consolidated subsidiary of MUFG.

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Mitsubishi UFJ Financial Group, Inc.

1.	Summary information

(1)	Name: kabu.com Securities Co., Ltd.

(2)	Main business: Securities business

(3)	Capital as of March 31, 2007: ¥7,195 million

Total Assets as of March 31, 2007: ¥363,771 million

Number of employees as of March 31, 2007: 81

(4)	Purpose of the consolidation

The purpose of the consolidation is to strengthen correlation among MUFG Group companies in internet based retail financial services.

(5)	Date of the consolidation: June 24, 2007

(6)	Legal form: Additional purchase of shares

(7)	Additional share of voting rights: 9.50%

2.	Results of operations of kabu.com Securities Co., Ltd. from April 1, 2007 to September 30, 2007 are reflected to the consolidated financial statements

3. Cost of the acquisition of shares:	¥22,653 million
Shares:	¥22,560 million
Fees and charges:	¥93 million

Total	¥22,653 million

4.	Goodwill

(1)	Amount of goodwill: ¥14,681 million

(2)	The cause of goodwill is difference between increased value in the ownership and the acquisition costs.

(3)	Depreciation: under the straight-line method over 20 years

5.	Assets and liabilities increased by the consolidation

(1) Assets	Total assets:	¥388,728 million
	Margin account assets:	¥177,455 million
	Cash segregated as deposits for regulatory purpose:	¥108,746 million

(2) Liabilities	Total liabilities:	¥326,203 million
	Deposits received:	¥122,695 million
	Margin account liabilities:	¥120,394 million

(A transaction between companies under common control of the parent company)

By way of the share exchange effective on September 30, 2007, Mitsubishi UFJ Securities Co., Ltd. has become a wholly-owned subsidiary of MUFG. This transaction was treated as one between companies under common control of the parent company.

1.	Summary information

(1)	Name: Mitsubishi UFJ Securities Co., Ltd.

Main business: Securities business

(2)	Legal form: Share exchange

(3)	Name of the company after the share exchange: Mitsubishi UFJ Securities Co., Ltd.

(4)	Purpose of the consolidation

(i)	MUFG Group has been actively pursuing its integrated group strategy and MUFG Group companies are being integrated as a unified group to deliver high-quality financial instruments and services.

(ii)	Indirect financing are getting more importance and business combinations are much frequent because of deregulation in the Japanese financial markets. MUFG Group are required to enhance, in compliance with laws and regulations, its promptness and effectiveness.

(iii)	To make Mitsubishi UFJ Securities Co., Ltd. a wholly-owned subsidiary will contribute to improve efficiency and correlation among MUFG Group companies

2.	Accounting method

The share exchange was accounted in accordance with “Comment on Accounting Standard for Business Combinations” (FSA Business Accounting Council, October 31, 2003) and ASBJ Guidance No. 10 “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (December 27, 2005). As a result, goodwill was recognized.

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Mitsubishi UFJ Financial Group, Inc.

3.	Outline for the share exchange

(1) Cost of the acquisition of shares:	¥375,719 million
Shares:	¥375,526 million
Fees and charges:	¥192 million

Total	¥375,719 million

(2)	Share exchange ratio

(i)	Share allotment: 1.02 MUFG shares to each share of Mitsubishi UFJ Securities Co., Ltd.

(ii)	Basis for calculation for chare exchange ratio

MUFG and Mitsubishi UFJ Securities Co., Ltd. deliberately examined the results of analysis and professional opinion relating to the share exchange ratio provided by third-party institutions which are designated separately to perform fairness analysis relating to the share exchange ratio. As a result of subsequent negotiation between 2 parties, the final ratio was decided.

In evaluating the terms and conditions of the share exchange, third-party institutions performed historical price analysis, precedent transaction analysis, discounted cash flow analysis and other relevant analysis. They reviewed and examined results of such analysis comprehensively in preparing opinions.

(iii)	Number of MUFG shares allotted: 277,857,563 shares

Total market value as of announcement: ¥375,719 million

(3)	Goodwill

(i)	Amount of goodwill: ¥96,335 million

(ii)	The cause of goodwill is difference between increased value in the ownership and the acquisition costs.

(iii)	Depreciation: under the straight-line method over 20 years

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Mitsubishi UFJ Financial Group, Inc.

Per Share Information

For the six months ended September 30, 2006		For the six months ended September 30, 2007				For the fiscal year ended March 31, 2007
Total net assets per common share	¥720,127.97	Total net assets per common share		¥ 812.53		Total net assets per common share	¥801,320.41
Net income per common share	¥50,454.48	Net income per common share		¥ 24.76		Net income per common share	¥86,795.07
Diluted net income per common share	¥49,669.82	Diluted net income per common share		¥ 24.61		Diluted net income per common share	¥86,274.70

A 1,000 for 1 common stock split became effective on September 30, 2007.

Adjusted “per share” information for the FYE March 31, 2007 and the six months ended September 30, 2006 on the assumption that the stock split had been effective as of April 1, 2006 are as follows:

		For the six months ended September 30, 2006		For the fiscal year ended March 31, 2007
		Total net assets per common share	¥720.12	Total net assets per common share	¥801.32
		Net income per common share	¥50.45	Net income per common share	¥86.79
		Diluted net income per common share	¥49.66	Diluted net income per common share	¥86.27

1. Basis for computing net income per common share and diluted net income per common share

		For the six months ended September 30, 2006	For the six months ended September 30, 2007	For the fiscal year ended March 31, 2007
Net income per common share
Net income	million yen	507,266	256,721	880,997
Amounts not attributable to common shareholders	million yen	3,829	3,949	8,376
Total dividends on preferred stock	million yen	3,829	3,949	8,376
Net income attributable to common shares	million yen	503,437	252,772	872,621
Average number of common shares outstanding for the fiscal period	thousand shares	9,978	10,208,340	10,053
Diluted net income per common share
Adjustments in net income	million yen	791	330	1,126
Total dividends on preferred stock	million yen	791	334	1,126
Adjustments made to reflect convertible securities of subsidiaries	million yen	—	(3)	—
Common share equivalent	thousand shares	173	73,692	73
Preferred shares	thousand shares	173	73,692	73
Convertible securities not diluting earnings per common share	Preferred stock first series class 3 (100 thousand shares outstanding)	Preferred stock first series class 3

(100,000 thousand shares outstanding)
Subscription rights to shares

•    kabu.com Securities Co., Ltd.

1 type / 1,214 units

•    MU Hands-on Capital Ltd.

2 types / 620 units

•    Palace Capital Partners A Co.,
     Ltd.

2 types / 2,580 units

				Preferred stock first series class 3 (100 thousand shares outstanding)

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Mitsubishi UFJ Financial Group, Inc.

2. Basis for computing total net assets per common share

		For the six months ended September 30, 2006	For the six months ended September 30, 2007	For the fiscal year ended March 31, 2007
Total net assets	million yen	9,659,084	10,574,436	10,523,700
Amounts not attributable to common shareholders	million yen	2,379,971	2,055,970	2,344,108
Minority interests	million yen	1,959,840	1,715,132	2,003,434
Preferred stock	million yen	416,301	336,801	336,801
Total dividends on preferred stock	million yen	3,829	3,949	3,872
Subscription rights to shares	million yen	0	87	0
Net assets attributable to common shareholders	million yen	7,279,112	8,518,466	8,179,591
Number of common shares outstanding at the end of the fiscal period (excluding treasury shares)	thousand shares	10,108	10,483,776	10,207

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Mitsubishi UFJ Financial Group, Inc.

Subsequent Events

(Underwriting of the third-party allotment of new shares of Mitsubishi UFJ NICOS Co., Ltd.)

MUFG resolved, at the meeting of the Board of Directors held on September 20, 2007, to underwrite the entirety of the ¥120 billion third-party allotment of new shares of Mitsubishi UFJ NICOS Co., Ltd. and acquired 400,000,000 common shares on November 6, 2007.

Outline of allotment

(1)	Payment due date:	November 6, 2007
(2)	Total amount of payment:	¥ 120 billion
(3)	Outstanding shares before allotment:	1,022,924,559 shares
(4)	New shares:	400,000,000 shares
(5)	Outstanding shares after allotment:	1,422,924,559 shares
(6)	Allottee:	Mitsubishi UFJ Financial Group, Inc

Goodwill will be recognized on the consolidated balance sheet as a result of this transaction. Amount of goodwill has not been determined as of November 21, 2007.

(Repurchase of common stock)

MUFG resolved, at the meeting of the Board of Directors held on October 31, 2007, to repurchase its own common stock. The objective of stock repurchase is to improve capital efficiency and expedite the implementation of flexible capital policies.

Outline of repurchase

(1)	Type of stock:	Common stock
(2)	Aggregate number of shares to be repurchased:	Up to 150,000,000 shares
(3)	Aggregate amount of fund to repurchase:	Up to ¥150 billion
(4)	Repurchase period:	From December 3, 2007 to March 24, 2008

(Subscription rights to shares)

MUFG resolved, at the meeting of the Board of Directors held on November 21, 2007, to issue the first series of subscription rights to common shares of MUFG.

Terms and Conditions of Subscription rights to shares

(1)	Name: First Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc. (“Stock Acquisition Rights”)

(2)	Aggregate number of Stock Acquisition Rights: 48,231

The above aggregate number shall be the number of Stock Acquisition Rights scheduled to be allotted. If the aggregate number of the Stock Acquisition Rights to be allotted is reduced due to any Stock Acquisition Rights which have not been applied for subscription or for any other reason, the aggregate number of the Stock Acquisition Rights to be issued shall be the aggregate number of the Stock Acquisition Rights to be allotted.

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Mitsubishi UFJ Financial Group, Inc.

(3)	Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights:

The class of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall be the shares of common stock of MUFG, and the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right (hereinafter referred to as the “number of granted shares”) shall be 100 shares.

Provided, however, that in the event that, on and after the date on which the Stock Acquisition Rights shall be allotted as set forth in (10) below (hereinafter referred to as the “allotment date”), MUFG conducts, with respect to the shares of its common stock, a stock split (including the allotment of shares of common stock of MUFG to shareholders without consideration; hereinafter the same shall apply, when referred to a stock split) or a consolidation of shares, the number of granted shares shall be adjusted in accordance with the following formula and any fraction less than one (1) share resulting from the adjustment shall be disregarded:

Number of granted shares after adjustment	=	Number of granted shares before adjustment	x	Ratio of stock split or stock consolidation

The number of granted shares after adjustment shall be applicable, in the case of a stock split, on and after the day immediately following the record date of the relevant stock split or, in the case of a consolidation of shares, on and after its effective date; provided, however, that, in the event that a stock split shall be conducted on the condition that an agenda to increase the capital or reserves by reducing the amount of surpluses is approved at a general meeting of shareholders of MUFG and that the record date for such stock split shall be prior to the date of closing of such general meeting of shareholders, the number of granted shares after adjustment shall be applicable on and after the day immediately following the date of closing of the relevant general meeting of shareholders.

In addition, if MUFG conducts mergers, consolidations, company split or capital reductions, or if any other events occur that require an adjustment of the number of granted shares in a method similar to such events on and after the allotment date, MUFG may appropriately adjust the number of granted shares to a reasonable extent.

(4)	Amount of assets to be contributed upon exercise of Stock Acquisition Rights:

The amount of assets to be contributed upon exercise of each Stock Acquisition Right shall be the amount obtained by multiplying the exercise price per share to be issued or transferred upon exercise of such Stock Acquisition Right (which shall be one (1) yen), by the number of granted shares.

(5)	Period during which Stock Acquisition Rights may be exercised:

From December 6, 2007 to December 5, 2037

(6)	Matters concerning the capital and capital reserve to be increased due to issuance of shares upon exercise of Stock Acquisition Rights

(i)	The amount of capital to be increased due to the issuance of shares upon exercise of the Stock Acquisition Rights shall be a half of the maximum amount of capital increase, etc. which is calculated in accordance with Article 40, Paragraph 1 of the Corporation Accounting Regulations, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.

(ii)	The amount of capital reserve to be increased due to the issuance of shares upon exercise of the Stock Acquisition Rights shall be an amount determined by deducting the amount of capital to be increased provided for in (i) above from the maximum amount of capital increase, etc. set forth in (i) above.

(7)	Restrictions on the acquisition of Stock Acquisition Rights by way of transfer:

The acquisition of Stock Acquisition Rights by way of transfer shall require an approval by a resolution of the Board of Directors of MUFG.

(8)	Conditions for the exercise of Stock Acquisition Rights:

The Holder may exercise the Stock Acquisition Rights which have been allotted due to his or her status as a director or an executive office of MUFG, The Bank of Tokyo-Mitsubishi UFJ, Ltd., or Mitsubishi UFJ Trust and Banking Corporation, on and after the day immediately following the date on which such holder loses the status as a director and an executive officer of the relevant company. The holder may exercise the Stock Acquisition Rights which have been allotted due to his or her status as a corporate auditor of MUFG, The Bank of Tokyo-Mitsubishi UFJ, Ltd., or Mitsubishi UFJ Trust and Banking Corporation, on and after the day immediately following the date on which such holder loses the status as a corporate auditor of the relevant company.

43

Mitsubishi UFJ Financial Group, Inc.

(9)	Method of calculation of the amount to be paid upon allotment of the Stock Acquisition Rights (issue price):

The amount to be paid upon allotment of each Stock Acquisition Right (Issue Price) shall be the amount obtained by multiplying (x) the option price per share calculated by the Black-Sholes Model using the basic numerical value set forth in (ii) through (vii) below by (y) the number of granted shares (any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen).

Where

(i)	Option price per share ( C )

(ii)	Stock price ( S ): Closing price of the regular trading of the shares of common stock of MUFG at the Tokyo Stock Exchange on November 29, 2007 (if there is no such closing price, the base price of the next transaction date)

(iii)	Exercise price ( X ): One (1) yen

(iv)	Expected time to maturity ( t ): Four (4) years

(v)	Volatility ( s ): To be calculated using the closing price of the regular transaction of the shares of common stock of MUFG on each transaction date during four (4) years (from November 30, 2003 to November 29, 2007)

(vi)	Risk-free interest rate ( r ): Interest rate of the national bonds whose remaining years to maturity correspond to the expected time to maturity

(vii)	Yield ( l ): Aggregate dividend amount of the most recent fiscal year / Stock price set forth in (ii) above

(viii)	Standard normal cumulative distribution function ( N(.) )

The rights to claim for remuneration held by the person who receives the allocation shall be offset by the obligation to pay the amount to be paid upon allocation of the Stock Acquisition Rights.

(10)	Date on which the Stock Acquisition Rights shall be allotted:

December 6, 2007

(11)	Date on which money shall be paid in exchange for Stock Acquisition Rights:

The payment date shall be December 6, 2007.

(12)	Persons to be allocated the Stock Acquisition Rights and their numbers; and number of the Stock Acquisition Rights to be allocated:

Person to be allocated the Stock Acquisition Rights	Number of person to be allocated	Number of the Stock Acquisition Rights to be allocated
Director, executive officer and corporate auditor of MUFG	59	5,001
Director, executive officer and corporate auditor of The Bank of Tokyo-Mitsubishi UFJ, Ltd.,	80	27,397
Director, executive officer and corporate auditor of Mitsubishi UFJ Trust and Banking Corporation	50	15,833

Total	189	48,231

44

Mitsubishi UFJ Financial Group, Inc.

Other Notes

There is no material information to report with regards to Leasing Transactions, Derivative Transactions and Stock Options.

45

(Japanese GAAP)	Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

Non-consolidated Balance Sheets

(in millions of yen)	As of September 30, 2007 (A)	As of September 30, 2006 (B)	Increase (Decrease) (A) - (B)	As of March 31, 2007 (C)	Increase (Decrease) (A) - (C)
Assets:
Current assets:
Cash and due from banks	6,141	3,205	2,936	4,024	2,117
Investment securities	107,900	31,800	76,100	38,200	69,700
Accounts receivable	43,898	32,068	11,830	100,540	(56,641)
Other current assets	1,908	3,850	(1,941)	11,329	(9,420)
Total current assets	159,849	70,923	88,925	154,094	5,755
Fixed assets:
Tangible fixed assets	241	294	(52)	242	(0)
Intangible fixed assets	979	561	418	828	151
Investments and other fixed assets	7,516,190	7,392,794	123,395	7,339,463	176,726
Investment in subsidiaries and affiliates	7,519,277	7,397,181	122,096	7,346,602	172,675
Allowance for losses on investments	(3,087)	(7,138)	4,051	(7,138)	4,051
Other fixed assets	—	3,000	(3,000)	—	—
Allowance for doubtful accounts	—	(248)	248	—	—
Total fixed assets	7,517,412	7,393,650	123,762	7,340,534	176,877

Total assets	7,677,262	7,464,574	212,687	7,494,629	182,633

Liabilities:
Current liabilities:
Short-term borrowings	—	286,900	(286,900)	57,380	(57,380)
Current portion of long-term borrowings	19,900	32,400	(12,500)	32,400	(12,500)
Current portion of bonds and notes	200,000	—	200,000	100,000	100,000
Accounts payable	847	432	414	821	25
Reserve for employees’ bonuses	254	205	49	211	42
Income taxes payable	1	53	(51)	3	(1)
Other current liabilities	2,535	2,329	206	5,341	(2,806)
Total current liabilities	223,539	322,320	(98,781)	196,159	27,379
Fixed liabilities:
Bonds	450,000	650,000	(200,000)	550,000	(100,000)
Long-term borrowings	328,575	503,498	(174,922)	488,818	(160,243)
Other fixed liabilities	5,189	6,270	(1,081)	5,524	(335)
Total fixed liabilities	783,764	1,159,769	(376,004)	1,044,343	(260,578)

Total liabilities	1,007,304	1,482,089	(474,785)	1,240,503	(233,199)

Net assets:
Shareholders’ equity:
Capital stock	1,383,052	1,383,052	—	1,383,052	—
Capital surplus
Capital reserve	1,383,070	1,383,070	—	1,383,070	—
Other capital surplus	2,497,889	2,549,089	(51,199)	2,549,056	(51,167)
Total capital surplus	3,880,959	3,932,159	(51,199)	3,932,126	(51,167)
Retained earnings
Voluntary reserve	150,000	150,000	—	150,000	—
Unappropriated retained earnings	1,830,534	1,516,957	313,576	1,789,675	40,859
Total retained earnings	1,980,534	1,666,957	313,576	1,939,675	40,859
Treasury stock	(574,587)	(999,684)	425,097	(1,000,728)	426,140
Total shareholders’ equity	6,669,958	5,982,484	687,473	6,254,125	415,832

Total net assets	6,669,958	5,982,484	687,473	6,254,125	415,832

Total liabilities and net assets	7,677,262	7,464,574	212,687	7,494,629	182,633

46

(Japanese GAAP)	Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

Non-consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2007 (A)	For the six months ended September 30, 2006 (B)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2007
Operating income	197,203	163,604	33,598	510,809
Operating expenses	6,433	4,625	1,808	9,080
Operating profits	190,769	158,979	31,789	501,728
Non-operating income	284	332	(48)	489
Non-operating expenses	8,078	12,712	(4,634)	24,183
Ordinary profits	182,975	146,600	36,375	478,035
Extraordinary gains	4,051	47	4,003	295
Extraordinary losses	85,516	11	85,504	2,532
Income before income taxes	101,511	146,636	(45,125)	475,798
Income taxes-current	1	1	—	3
Income taxes-deferred	(3,943)	(196)	(3,747)	1,900
Total income taxes	(3,941)	(194)	(3,747)	1,904

Net income	105,452	146,830	(41,377)	473,893

47

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

Non-consolidated Statement of Changes in Net Assets

(from April 1, 2007 to September 30, 2007)

	(in millions of yen)
	Shareholders’ equity
		Capital surplus		Retained earnings				Total net assets
	Capital stock	Capital reserve	Other capital surplus	Voluntary reserve	Unappropriated retained earnings	Treasury stock	Total shareholders’ equity
Balances as of March 31, 2007	1,383,052	1,383,070	2,549,056	150,000	1,789,675	(1,000,728)	6,254,125	6,254,125

Changes during the period
Dividends from retained earnings					(64,593)		(64,593)	(64,593)
Net income					105,452		105,452	105,452
Acquisition of treasury stock						(1,225)	(1,225)	(1,225)
Disposition of treasury stock (other than share exchange)			(182)			854	672	672
Share exchange			(50,985)			426,511	375,526	375,526

Total changes during the period	—	—	(51,167)	—	40,859	426,140	415,832	415,832

Balances as of September 30, 2007	1,383,052	1,383,070	2,497,889	150,000	1,830,534	(574,587)	6,669,958	6,669,958

(from April 1, 2006 to September 30, 2006)

	(in millions of yen)
	Shareholders’ equity							Valuation and translation adjustments	Total net assets
	Capital stock	Capital surplus		Retained earnings		Treasury stock	Total shareholders’ equity	Unrealized gains (losses) on securities available for sale, net of taxes
		Capital reserve	Other capital surplus	Voluntary reserve	Unappropriated retained earnings
Balances as of March 31, 2006	1,383,052	3,577,570	356,167	150,000	1,418,943	(773,135)	6,112,598	135	6,112,733

Changes during the period
Dividends from retained earnings					(48,816)		(48,816)		(48,816)
Transfer from capital reserve to other capital surplus		(2,194,500)	2,194,500				—		—
Net income					146,830		146,830		146,830
Acquisition of treasury stock						(290,591)	(290,591)		(290,591)
Disposition of treasury stock			(1,574)			64,042	62,467		62,467
Others			(4)				(4)		(4)
Changes other than shareholders’ equity (net)								(135)	(135)

Total changes during the period	—	(2,194,500)	2,192,921	—	98,014	(226,549)	(130,113)	(135)	(130,249)

Balances as of September 30, 2006	1,383,052	1,383,070	2,549,089	150,000	1,516,957	(999,684)	5,982,484	—	5,982,484

48

Mitsubishi UFJ Financial Group, Inc.

(from April 1, 2006 to March 31, 2007)

	(in millions of yen)
	Shareholders’ equity							Valuation and translation adjustments	Total net assets
	Capital stock	Capital surplus		Retained earnings		Treasury stock	Total shareholders’ equity	Unrealized gains(losses) on securities available for sale, net of taxes
		Capital reserve	Other capital surplus	Voluntary reserve	Unappropriated retained earnings
Balances as of March 31, 2006	1,383,052	3,577,570	356,167	150,000	1,418,943	(773,135)	6,112,598	135	6,112,733

Changes during the period
Dividends from retained earnings approved at the annual general meeting of shareholders in June 2006					(48,816)		(48,816)		(48,816)
Dividends from retained earnings					(54,345)		(54,345)		(54,345)
Transfer from capital reserve to other capital surplus		(2,194,500)	2,194,500				—		—
Net income					473,893		473,893		473,893
Acquisition of treasury stock						(292,181)	(292,181)		(292,181)
Disposition of treasury stock			(1,604)			64,588	62,984		62,984
Others			(6)				(6)		(6)
Changes other than shareholders’ equity (net)								(135)	(135)

Total changes during the period	—	(2,194,500)	2,192,888	—	370,731	(227,593)	141,527	(135)	141,392

Balances as of March 31, 2007	1,383,052	1,383,070	2,549,056	150,000	1,789,675	(1,000,728)	6,254,125	—	6,254,125

49

Selected Interim Financial Information

under Japanese GAAP

For the Fiscal Year Ending March 31, 2008

Mitsubishi UFJ Financial Group, Inc. The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation

Mitsubishi UFJ Financial Group, Inc.

[Contents]

I.	Interim Financial Highlights under Japanese GAAP for the Fiscal Year Ending March 31, 2008

1. Financial Statements	[ BTMU ][ MUTB ]	1

2. Statements of Trust Assets and Liabilities	[ MUTB ]	11

3. Financial Results	[ MUFG Consolidated ][ BTMU + MUTB ]	13
	[ BTMU Consolidated ][ BTMU ]
	[ MUTB Consolidated ][ MUTB ]

4. Average Interest Spread	[ BTMU ][ MUTB ][ BTMU + MUTB ]	19

5. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ][ BTMU Consolidated ]	20
	[ MUTB Consolidated ]

6. Securities	[ MUFG Consolidated ][ BTMU ][ MUTB ]	21

7. Return on Equity	[ MUFG Consolidated ]	24

8. Risk-Adjusted Capital Ratio Based on the Basel 2 Standards	[ MUFG Consolidated ][ BTMU Consolidated ]	25
	[ MUTB Consolidated ]

II. Loan Portfolio and Other

1. Risk-Monitored Loans	[ MUFG Consolidated ][ BTMU ][ MUTB ]	26
	[ Trust Accounts ]

2. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	[ BTMU + MUTB ][ BTMU ] [ MUTB ] [ Trust Accounts ]	33

3. Progress in the Disposition of Problem Assets	[ BTMU + MUTB ][ BTMU ][ MUTB ]	37

4. Classification of Loans by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small / Medium Sized Companies and Proprietors	[ BTMU + MUTB ][ BTMU ][ MUTB ] [ Trust Accounts ]	40

5. Overseas Loans	[ BTMU + MUTB ]	44

6. Loans and Deposits	[ BTMU + MUTB ][ BTMU ][ MUTB ]	45

7. Domestic Deposits	[ BTMU + MUTB ][ BTMU ][ MUTB ]	46

8. Number of Offices and Employees	[ BTMU + MUTB ][ BTMU ][ MUTB ]	47

9. Status of Deferred Tax Assets	[ BTMU ][ MUTB ]	48

10. Employees’ Retirement Benefits	[ MUFG Consolidated ][ BTMU ][ MUTB ]	50

11. Earnings Forecasts for Fiscal Year Ending March 31, 2008	[ MUFG Consolidated ][ MUFG ]	51
	[ BTMU Consolidated ][ BTMU ]
	[ MUTB Consolidated ][ MUTB ]

Note:

1. “MUFG” means Mitsubishi UFJ Financial Group, Inc.

2. “BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.

3. “MUTB” means Mitsubishi UFJ Trust and Banking Corporation.

Mitsubishi UFJ Financial Group, Inc.

I. Interim Financial Highlights under Japanese GAAP for the Fiscal Ending March 31, 2008

1.	Financial Statements

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

Balance Sheets

(in millions of yen)	As of September 30, 2007 (A)	As of September 30, 2006 (B)	Increase (Decrease) (A) - (B)	As of March 31, 2007 (C)	Increase (Decrease) (A) - (C)
Assets:
Cash and due from banks	10,255,187	7,670,917	2,584,270	7,290,057	2,965,130
Call loans	683,648	1,881,991	(1,198,343)	1,766,390	(1,082,741)
Receivables under resale agreements	271,967	255,140	16,827	223,278	48,689
Receivables under securities borrowing transactions	1,546,785	1,489,139	57,646	3,586,380	(2,039,594)
Commercial paper and other debt purchased	3,799,199	2,625,173	1,174,026	3,226,721	572,478
Trading assets	4,237,453	4,514,066	(276,612)	4,108,862	128,591
Money held in trust	123,486	265,752	(142,266)	242,996	(119,510)
Investment securities	35,946,417	40,272,163	(4,325,745)	40,705,727	(4,759,309)
Allowance for losses on investment securities	(123,631)	(128,238)	4,607	(132,125)	8,494
Loans and bills discounted	68,759,103	69,538,871	(779,768)	68,194,957	564,145
Foreign exchanges	1,389,420	1,365,537	23,883	1,395,884	(6,464)
Other assets	2,478,798	2,868,035	(389,236)	2,438,700	40,097
Tangible fixed assets	965,908	958,401	7,507	958,052	7,856
Intangible fixed assets	323,280	257,445	65,834	297,632	25,647
Deferred tax assets	203,473	598,212	(394,739)	194,999	8,473
Customers’ liabilities for acceptances and guarantees	7,140,097	6,832,565	307,531	6,886,433	253,663
Allowance for credit losses	(791,866)	(714,493)	(77,372)	(771,057)	(20,809)

Total assets	137,208,731	140,550,683	(3,341,952)	140,613,892	(3,405,161)

Liabilities:
Deposits	99,029,905	98,174,273	855,631	100,276,681	(1,246,775)
Negotiable certificates of deposit	5,004,763	5,497,619	(492,856)	5,516,096	(511,333)
Call money	1,704,743	1,823,305	(118,562)	1,877,290	(172,547)
Payables under repurchase agreements	2,948,214	3,596,944	(648,729)	3,179,360	(231,146)
Payables under securities lending transactions	3,099,857	3,428,862	(329,005)	3,273,394	(173,536)
Trading liabilities	748,235	970,916	(222,681)	658,722	89,512
Borrowed money	4,366,024	6,057,235	(1,691,210)	4,935,482	(569,457)
Foreign exchanges	825,444	785,576	39,868	1,012,030	(186,585)
Short-term corporate bonds	289,300	294,600	(5,300)	150,600	138,700
Bonds and notes	3,169,656	3,631,585	(461,929)	3,359,910	(190,254)
Other liabilities	1,681,340	2,422,802	(741,461)	2,158,747	(477,406)
Reserve for employees’ bonuses	16,056	15,948	107	15,951	104
Reserve for retirement benefits	10,801	11,239	(438)	11,348	(546)
Reserve for contingent losses	86,641	72,515	14,126	81,951	4,690
Reserves under special laws	31	31	—	31	—
Deferred tax liabilities for land revaluation	196,946	201,560	(4,613)	197,942	(996)
Acceptances and guarantees	7,140,097	6,832,565	307,531	6,886,433	253,663

Total liabilities	130,318,060	133,817,583	(3,499,522)	133,591,975	(3,273,915)

Net assets:
Capital stock	996,973	996,973	—	996,973	—
Capital surplus	2,767,590	2,767,590	—	2,767,590	—
Capital reserve	2,767,590	2,767,590	—	2,767,590	—
Retained earnings	1,656,486	1,698,031	(41,544)	1,627,703	28,783
Revenue reserve	190,044	190,044	—	190,044	—
Other retained earnings	1,466,442	1,507,987	(41,544)	1,437,658	28,783
Funds for retirement benefit	2,432	2,432	—	2,432	—
Other reserve	718,196	718,196	—	718,196	—
Earned surplus brought forward	745,813	787,358	(41,544)	717,029	28,783
Total shareholders’ equity	5,421,050	5,462,595	(41,544)	5,392,266	28,783
Net unrealized gains (losses) on other securities, net of taxes	1,270,635	1,076,356	194,279	1,435,530	(164,894)
Net deferred gains (losses) on hedging instruments, net of taxes	(39,904)	(50,171)	10,266	(46,187)	6,282
Land revaluation excess, net of taxes	238,889	244,320	(5,430)	240,307	(1,417)
Total valuation and translation adjustments	1,469,620	1,270,505	199,115	1,629,650	(160,029)

Total net assets	6,890,670	6,733,100	157,570	7,021,917	(131,246)

Total liabilities and net assets	137,208,731	140,550,683	(3,341,952)	140,613,892	(3,405,161)

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

Statements of Income

(in millions of yen)	For the six months ended September 30, 2007 (A)	For the six months ended September 30, 2006 (B)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2007
Ordinary income:
Interest income:	1,379,950	1,152,772	227,178	2,466,446
(Interest on loans and bills discounted)	794,108	678,840	115,268	1,434,893
(Interest and dividends on securities)	330,818	262,341	68,476	589,836
Fees and commissions	260,936	271,565	(10,629)	550,592
Trading income	99,129	60,588	38,540	140,198
Other business income	101,658	164,593	(62,934)	304,491
Other ordinary income	100,203	45,427	54,776	189,805

Total ordinary income	1,941,878	1,694,948	246,930	3,651,533

Ordinary expenses:
Interest expenses:	764,806	577,865	186,941	1,282,373
(Interest on deposits)	370,097	268,392	101,705	599,324
Fees and commissions	64,049	61,690	2,359	125,048
Trading expenses	832	—	832	—
Other business expenses	72,878	68,979	3,899	100,525
General and administrative expenses	564,774	527,821	36,952	1,084,446
Other ordinary expenses	202,353	100,240	102,112	224,589

Total ordinary expenses	1,669,695	1,336,597	333,097	2,816,984

Ordinary profits	272,183	358,350	(86,167)	834,549

Extraordinary gains	32,712	234,954	(202,241)	190,255
Extraordinary losses	10,594	48,802	(38,208)	66,764

Income before income taxes	294,301	544,502	(250,200)	958,040

Income taxes-current	18,035	8,837	9,198	15,184
Income taxes-deferred	88,196	112,752	(24,556)	273,558

Net income	188,069	422,912	(234,843)	669,298

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

Statement of Changes in Net Assets (from April 1, 2007 to September 30, 2007)

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus		Retained earnings					Total shareholders’ equity
		Capital reserve	Total capital surplus	Revenue reserve	Other retained earnings			Total retained earnings
					Reserve for losses on overseas investments	Other reserve	Earned surplus brought forward
Balances as of March 31, 2007	996,973	2,767,590	2,767,590	190,044	2,432	718,196	717,029	1,627,703	5,392,266

Changes during the period
Dividends from retained earnings							(160,703)	(160,703)	(160,703)
Net income							188,069	188,069	188,069
Reversal of land revaluation excess, net of taxes							1,417	1,417	1,417
Net changes in items other than shareholders’ equity

Total changes during the period	—	—	—	—	—	—	28,783	28,783	28,783

Balances as of September 30, 2007	996,973	2,767,590	2,767,590	190,044	2,432	718,196	745,813	1,656,486	5,421,050

	Valuation and translation adjustments				Total net assets
	Net unrealized gains (losses) on other securities, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Land revaluation excess, net of taxes	Total valuation and translation adjustments
Balances as of March 31, 2007	1,435,530	(46,187)	240,307	1,629,650	7,021,917

Changes during the period
Dividends from retained earnings					(160,703)
Net income					188,069
Reversal of land revaluation excess, net of taxes					1,417
Net changes in items other than shareholders’ equity	(164,894)	6,282	(1,417)	(160,029)	(160,029)

Total changes during the period	(164,894)	6,282	(1,417)	(160,029)	(131,246)

Balances as of September 30, 2007	1,270,635	(39,904)	238,889	1,469,620	6,890,670

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

Statement of Changes in Net Assets (from April 1, 2006 to September 30, 2006)

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus		Retained earnings						Total shareholders’ equity
		Capital reserve	Total capital surplus	Revenue reserve	Other retained earnings				Total retained earnings
					Reserve for losses on overseas investments	Funds for retirement benefit	Other reserve	Earned surplus brought forward
Balances as of March 31, 2006	996,973	2,767,590	2,767,590	190,044	1	2,432	718,196	494,209	1,404,884	5,169,447

Changes during the period
Dividends from retained earnings (*)								(131,186)	(131,186)	(131,186)
Net income								422,912	422,912	422,912
Reversal of reserve for losses on overseas investments					(1)			1	—	—
Reversal of land revaluation excess, net of taxes								1,421	1,421	1,421
Net changes in items other than shareholders’ equity

Total changes during the period	—	—	—	—	(1)	—	—	293,148	293,147	293,147

Balances as of September 30, 2006	996,973	2,767,590	2,767,590	190,044	—	2,432	718,196	787,358	1,698,031	5,462,595

	Valuation and translation adjustments				Total net assets
	Net unrealized gains (losses) on other securities, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Land revaluation excess, net of taxes	Total valuation and translation adjustments
Balances as of March 31, 2006	1,190,391	—	245,742	1,436,133	6,605,581

Changes during the period
Dividends from retained earnings (*)					(131,186)
Net income					422,912
Reversal of reserve for losses on overseas investments					—
Reversal of land revaluation excess, net of taxes					1,421
Net changes in items other than shareholders’ equity	(114,035)	(50,171)	(1,421)	(165,628)	(165,628)

Total changes during the period	(114,035)	(50,171)	(1,421)	(165,628)	127,518

Balances as of September 30, 2006	1,076,356	(50,171)	244,320	1,270,505	6,733,100

(*)	Approved at annual general meeting of shareholders on June 2006.

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

Statement of Changes in Net Assets (from April 1, 2006 to March 31, 2007)

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus		Retained earnings						Total shareholders’ equity
		Capital reserve	Total capital surplus	Revenue reserve	Other retained earnings				Total retained earnings
					Reserve for losses on overseas investments	Funds for retirement benefit	Other reserve	Earned surplus brought forward
Balances as of March 31, 2006	996,973	2,767,590	2,767,590	190,044	1	2,432	718,196	494,209	1,404,884	5,169,447

Changes during the period
Dividends from retained earnings								(451,913)	(451,913)	(451,913)
Net income								669,298	669,298	669,298
Reversal of reserve for losses on overseas investments					(1)			1	—	—
Reversal of land revaluation excess, net of taxes								5,434	5,434	5,434
Net changes in items other than shareholders’ equity

Total changes during the period	—	—	—	—	(1)	—	—	222,819	222,818	222,818

Balances as of March 31, 2007	996,973	2,767,590	2,767,590	190,044	—	2,432	718,196	717,029	1,627,703	5,392,266

	Valuation and translation adjustments				Total net assets
	Net unrealized gains (losses) on other securities, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Land revaluation excess, net of taxes	Total valuation and translation adjustments
Balances as of March 31, 2006	1,190,391	—	245,742	1,436,133	6,605,581

Changes during the period
Dividends from retained earnings					(451,913)
Net income					669,298
Reversal of reserve for losses on overseas investments					—
Reversal of land revaluation excess, net of taxes					5,434
Net changes in items other than shareholders’ equity	245,138	(46,187)	(5,434)	193,516	193,516

Total changes during the period	245,138	(46,187)	(5,434)	193,516	416,335

Balances as of March 31, 2007	1,435,530	(46,187)	240,307	1,629,650	7,021,917

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

Balance Sheets

(in millions of yen)	As of September 30, 2007 (A)	As of September 30, 2006 (B)	Increase (Decrease) (A) - (B)	As of March 31, 2007 (C)	Increase (Decrease) (A) - (C)
Assets:
Cash and due from banks	771,578	749,751	21,826	888,167	(116,588)
Call loans	352,900	259,300	93,600	177,100	175,800
Receivables under securities borrowing transactions	152,292	29,670	122,622	150,638	1,653
Commercial paper and other debt purchased	75,422	124,414	(48,991)	95,235	(19,812)
Trading assets	214,463	283,917	(69,454)	237,307	(22,844)
Money held in trust	464	2,425	(1,960)	9,559	(9,094)
Investment securities	6,357,594	6,835,794	(478,199)	6,836,277	(478,683)
Allowance for losses on investment securities	(736)	(37)	(698)	(577)	(159)
Loans and bills discounted	9,768,602	10,246,264	(477,662)	9,890,460	(121,858)
Foreign exchanges	7,974	6,299	1,675	5,203	2,770
Other assets	919,336	642,171	277,165	650,789	268,546
Tangible fixed assets	183,169	110,780	72,389	108,462	74,706
Intangible fixed assets	60,315	59,487	827	60,401	(86)
Customers’ liabilities for acceptances and guarantees	244,498	277,073	(32,574)	257,412	(12,913)
Allowance for credit losses	(134,258)	(86,718)	(47,540)	(122,979)	(11,278)

Total assets	18,973,617	19,540,594	(566,976)	19,243,460	(269,842)

Liabilities:
Deposits	11,715,224	11,381,458	333,765	11,764,679	(49,455)
Negotiable certificates of deposit	1,794,740	1,740,103	54,636	1,724,653	70,087
Call money	141,260	267,645	(126,385)	292,026	(150,766)
Payables under repurchase agreements	93,090	168,853	(75,762)	250,604	(157,513)
Payables under securities lending transactions	270,054	482,135	(212,081)	202,248	67,805
Trading liabilities	30,049	37,284	(7,235)	32,706	(2,657)
Borrowed money	465,214	1,270,724	(805,509)	916,365	(451,150)
Foreign exchanges	10	496	(485)	592	(582)
Short-term corporate bonds	110,300	258,100	(147,800)	81,900	28,400
Bonds and notes	270,500	314,000	(43,500)	299,900	(29,400)
Due to trust accounts	1,237,408	1,490,109	(252,701)	1,328,469	(91,061)
Other liabilities	970,711	256,462	714,248	291,927	678,784
Reserve for employees’ bonuses	4,390	4,507	(117)	4,432	(41)
Reserve for bonuses to directors and corporate auditors	—	—	—	90	(90)
Reserve for contingent losses	7,534	5,417	2,117	9,612	(2,078)
Deferred tax liabilities	84,252	17,092	67,159	92,284	(8,031)
Deferred tax liabilities for land revaluation	7,630	5,796	1,834	6,150	1,480
Acceptances and guarantees	244,498	277,073	(32,574)	257,412	(12,913)

Total liabilities	17,446,872	17,977,262	(530,390)	17,556,056	(109,184)

Net assets:
Capital stock	324,279	324,279	—	324,279	—
Capital surplus:	412,315	582,419	(170,104)	530,334	(118,018)
Capital reserve	250,619	250,619	—	250,619	—
Other capital surplus	161,695	331,800	(170,104)	279,714	(118,018)
Retained earnings:	469,178	348,135	121,042	434,303	34,875
Revenue reserve	73,714	73,714	—	73,714	—
Other retained earnings	395,464	274,421	121,042	360,589	34,875
Reserve for losses on overseas investments	0	0	(0)	0	—
Funds for retirement benefit	710	710	—	710	—
Other reserve	138,495	138,495	—	138,495	—
Earned surplus brought forward	256,259	135,216	121,042	221,383	34,875
Total shareholders’ equity	1,205,772	1,254,834	(49,061)	1,288,916	(83,143)
Net unrealized gains (losses) on other securities, net of taxes	341,117	326,389	14,728	415,045	(73,927)
Net deferred gains (losses) on hedging instruments, net of taxes	(9,884)	(7,695)	(2,189)	(6,858)	(3,025)
Land revaluation excess, net of taxes	(10,260)	(10,197)	(63)	(9,699)	(561)
Total valuation and translation adjustments	320,972	308,497	12,475	398,487	(77,514)

Total net assets	1,526,745	1,563,331	(36,585)	1,687,403	(160,658)

Total liabilities and net assets	18,973,617	19,540,594	(566,976)	19,243,460	(269,842)

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

Statements of Income

(in millions of yen)	For the six months ended September 30, 2007 (A)	For the six months ended September 30, 2006 (B)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2007
Ordinary income:
Trust fees	59,651	58,729	921	111,075
Interest income:	186,746	172,407	14,339	348,257
(Interest on loans and bills discounted)	79,968	69,593	10,374	143,732
(Interest and dividends on securities)	90,937	86,173	4,764	171,645
Fees and commissions	75,325	75,906	(580)	165,111
Trading income	2,150	10,417	(8,267)	17,197
Other business income	7,628	10,508	(2,880)	28,407
Other ordinary income	12,765	18,134	(5,369)	39,031

Total ordinary income	344,267	346,104	(1,836)	709,081

Ordinary expenses:
Interest expenses:	80,610	52,306	28,303	123,150
(Interest on deposits)	42,014	30,494	11,519	67,282
Fees and commissions	11,957	12,681	(723)	24,087
Trading expenses	63	122	(59)	172
Other business expenses	23,410	40,357	(16,947)	51,319
General and administrative expenses	100,614	104,806	(4,191)	204,764
Other ordinary expenses	29,839	8,576	21,262	27,228

Total ordinary expenses	246,495	218,851	27,644	430,721

Ordinary profits	97,772	127,252	(29,480)	278,360

Extraordinary gains	9,847	39,506	(29,659)	10,558
Extraordinary losses	7,381	3,115	4,266	4,844

Income before income taxes	100,237	163,644	(63,406)	284,073

Income taxes-current	(231)	247	(478)	631
Income taxes-deferred	39,752	50,815	(11,062)	71,800

Net income	60,715	112,581	(51,865)	211,642

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

Statement of Changes in Net Assets (from April 1, 2007 to September 30, 2007)

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus			Retained earnings						Total shareholders’ equity
		Capital reserve	Other capital surplus	Total capital surplus	Revenue reserve	Other retained earnings				Total retained earnings
						Reserve for losses on overseas investments	Funds for retirement benefit	Other reserve	Earned surplus brought forward
Balances as of March 31, 2007	324,279	250,619	279,714	530,334	73,714	0	710	138,495	221,383	434,303	1,288,916
Changes during the period
Dividends from surplus			(118,018)	(118,018)					(25,822)	(25,822)	(143,841)
Net income									60,715	60,715	60,715
Reversal of land revaluation excess, net of taxes									(17)	(17)	(17)
Net changes in items other than shareholders’ equity
Total changes during the period	—	—	(118,018)	(118,018)	—	—	—	—	34,875	34,875	(83,143)
Balances as of September 30, 2007	324,279	250,619	161,695	412,315	73,714	0	710	138,495	256,259	469,178	1,205,772

	Valuation and translation adjustments				Total net assets
	Net unrealized gains (losses) on other securities, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Land revaluation excess, net of taxes	Total valuation and translation adjustments
Balances as of March 31, 2007	415,045	(6,858)	(9,699)	398,487	1,687,403
Changes during the period
Dividends from surplus					(143,841)
Net income					60,715
Reversal of land revaluation excess, net of taxes					(17)
Net changes in items other than shareholders’ equity	(73,927)	(3,025)	(561)	(77,514)	(77,514)
Total changes during the period	(73,927)	(3,025)	(561)	(77,514)	(160,658)
Balances as of September 30, 2007	341,117	(9,884)	(10,260)	320,972	1,526,745

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

Statement of Changes in Net Assets (from April 1, 2006 to September 30, 2006)

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus			Retained earnings						Total shareholders’ equity
		Capital reserve	Other capital surplus	Total capital surplus	Revenue reserve	Other retained earnings				Total retained earnings
						Reserve for losses on overseas investments	Funds for retirement benefit	Other reserve	Earned surplus brought forward
Balances as of March 31, 2006	324,279	582,419	—	582,419	73,714	1	710	188,495	(1,955)	260,964	1,167,662
Changes during the period
Transfer from capital reserve to other capital surplus		(331,800)	331,800	—							—
Reversal of reserve for losses on overseas investments (*)						(0)			0	—	—
Transfer from other reserve to earned surplus brought forward (*)								(50,000)	50,000	—	—
Dividends from surplus (*)									(25,429)	(25,429)	(25,429)
Net income									112,581	112,581	112,581
Reversal of land revaluation excess, net of taxes									20	20	20
Net changes in items other than shareholders’ equity
Total changes during the period	—	(331,800)	331,800	—	—	(0)	—	(50,000)	137,172	87,171	87,171
Balances as of September 30, 2006	324,279	250,619	331,800	582,419	73,714	0	710	138,495	135,216	348,135	1,254,834

	Valuation and translation adjustments				Total net assets
	Net unrealized gains (losses) on other securities, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Land revaluation excess, net of taxes	Total valuation and translation adjustments
Balances as of March 31, 2006	378,266	—	(10,721)	367,545	1,535,208
Changes during the period
Transfer from capital reserve to other capital surplus					—
Reversal of reserve for losses on overseas investments (*)					—
Transfer from other reserve to earned surplus brought forward (*)					—
Dividends from surplus (*)					(25,429)
Net income					112,581
Reversal of land revaluation excess, net of taxes					20
Net changes in items other than shareholders’ equity	(51,876)	(7,695)	523	(59,048)	(59,048)
Total changes during the period	(51,876)	(7,695)	523	(59,048)	28,123
Balances as of September 30, 2006	326,389	(7,695)	(10,197)	308,497	1,563,331

(*)	Approved at annual general meeting of shareholders on June 2006.

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

Statement of Changes in Net Assets (from April 1, 2006 to March 31, 2007)

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus			Retained earnings						Total shareholders’ equity
		Capital reserve	Other capital surplus	Total capital surplus	Revenue reserve	Other retained earnings				Total retained earnings
						Reserve for losses on overseas investments	Funds for retirement benefit	Other reserve	Earned surplus brought forward
Balances as of March 31, 2006	324,279	582,419	—	582,419	73,714	1	710	188,495	(1,955)	260,964	1,167,662
Changes during the period
Transfer from capital reserve to other capital surplus		(331,800)	331,800	—							—
Reversal of reserve for losses on overseas investments (*)						(0)			0	—	—
Reversal of reserve for losses on overseas investments						(0)			0	—	—
Transfer from other reserve to earned surplus brought forward (*)								(50,000)	50,000	—	—
Dividends from surplus (*)									(25,429)	(25,429)	(25,429)
Dividends from surplus			(52,085)	(52,085)					(11,851)	(11,851)	(63,936)
Net income									211,642	211,642	211,642
Reversal of land revaluation excess, net of taxes									(1,021)	(1,021)	(1,021)
Net changes in items other than shareholders’ equity
Total changes during the period	—	(331,800)	279,714	(52,085)	—	(0)	—	(50,000)	223,339	173,338	121,253
Balances as of March 31, 2007	324,279	250,619	279,714	530,334	73,714	0	710	138,495	221,383	434,303	1,288,916

	Valuation and translation adjustments				Total net assets
	Net unrealized gains (losses) on other securities, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Land revaluation excess, net of taxes	Total valuation and translation adjustments
Balances as of March 31, 2006	378,266	—	(10,721)	367,545	1,535,208
Changes during the period
Transfer from capital reserve to other capital surplus					—
Reversal of reserve for losses on overseas investments (*)					—
Reversal of reserve for losses on overseas investments					—
Transfer from other reserve to earned surplus brought forward (*)					—
Dividends from surplus (*)					(25,429)
Dividends from surplus					(63,936)
Net income					211,642
Reversal of land revaluation excess, net of taxes					(1,021)
Net changes in items other than shareholders’ equity	36,778	(6,858)	1,021	30,942	30,942
Total changes during the period	36,778	(6,858)	1,021	30,942	152,195
Balances as of March 31, 2007	415,045	(6,858)	(9,699)	398,487	1,687,403

(*)	Approved at annual general meeting of shareholders on June 2006.

Mitsubishi UFJ Financial Group, Inc.

2.	Statements of Trust Assets and Liabilities

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

(1) Statements of Trust Assets and Liabilities including Trust Assets under Service-Shared Co-Trusteeship

(in millions of yen)	As of September 30, 2007 (A)	As of September 30, 2006 (B)	Increase (Decrease) (A) - (B)	As of March 31, 2007 (C)	Increase (Decrease) (A) - (C)
Assets:
Loans and bills discounted	292,520	336,706	(44,185)	318,762	(26,241)
Securities	57,002,232	50,574,261	6,427,971	51,797,506	5,204,725
Beneficiary rights to the trust	26,940,392	24,703,361	2,237,030	24,954,882	1,985,509
Securities held in custody accounts	1,507,048	1,283,693	223,355	1,327,575	179,473
Money claims	12,365,972	12,191,998	173,973	12,639,248	(273,276)
Tangible fixed assets	8,250,696	—	8,250,696	7,810,422	440,273
Intangible fixed assets	119,170	—	119,170	91,057	28,112
Premises and equipment	—	6,966,937	(6,966,937)	—	—
Surface rights	—	18,405	(18,405)	—	—
Real estate lease rights	—	60,693	(60,693)	—	—
Other claims	3,232,693	2,631,922	600,770	3,005,010	227,682
Call loans	1,200,687	1,444,093	(243,406)	1,321,679	(120,992)
Due from banking account	1,592,355	1,796,436	(204,080)	1,542,327	50,028
Cash and due from banks	1,711,023	1,178,346	532,677	1,442,039	268,984

Total assets	114,214,793	103,186,855	11,027,937	106,250,513	7,964,279

Liabilities:
Money trusts	28,636,201	29,239,062	(602,860)	30,086,680	(1,450,478)
Pension trusts	13,738,074	12,694,887	1,043,186	13,444,615	293,458
Property formation benefit trusts	13,060	14,443	(1,382)	13,978	(918)
Loan trusts	294,976	499,794	(204,818)	379,728	(84,751)
Investment trusts	25,069,694	23,165,118	1,904,575	23,220,314	1,849,379
Money entrusted other than money trusts	2,928,818	2,912,486	16,331	2,909,555	19,262
Securities trusts	1,811,012	1,679,542	131,470	1,773,451	37,561
Money claim trusts	12,896,604	12,640,761	255,842	13,099,740	(203,135)
Equipment trusts	40,236	42,681	(2,444)	42,461	(2,224)
Land and fixtures trusts	106,800	113,809	(7,008)	114,487	(7,686)
Composite trusts	28,679,313	20,184,267	8,495,045	21,165,498	7,513,814
Other trusts	—	0	(0)	—	—

Total liabilities	114,214,793	103,186,855	11,027,937	106,250,513	7,964,279

Note: The table shown above includes master trust assets under the service-shared co-trusteeship between Mitsubishi UFJ Trust and Banking Corporation and The Master Trust Bank of Japan, Ltd.

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

(2) Supplemental Data as of September 30, 2007

Detailed information for designated money trusts and loan trusts which repayment of the principal to the customers is guaranteed (including trusts for which beneficiary interests are re-entrusted)

Money trusts

(in millions of yen)
Assets:
Loans and bills discounted	160,953
Securities	367,959
Other	859,169

Total	1,388,082

Liabilities:
Principal	1,386,986
Allowance for bad debts	484
Other	612

Total	1,388,082

Loan trusts
(in millions of yen)
Assets:
Loans and bills discounted	—
Securities	—
Other	296,921

Total	296,921

Liabilities:
Principal	293,603
Special internal reserves	1,795
Other	1,521

Total	296,921

(3) Comparison of major items

(in millions of yen)	As of September 30, 2007 (A)	As of September 30, 2006 (B)	Increase (Decrease) (A) - (B)	As of March 31, 2007 (C)	Increase (Decrease) (A) - (C)
Total funds	56,192,277	55,569,751	622,526	57,414,336	(1,222,058)
Deposits	11,715,224	11,381,458	333,765	11,764,679	(49,455)
Negotiable certificates of deposit	1,794,740	1,740,103	54,636	1,724,653	70,087
Money trusts	28,636,201	29,239,062	(602,860)	30,086,680	(1,450,478)
Pension trusts	13,738,074	12,694,887	1,043,186	13,444,615	293,458
Property formation benefit trusts	13,060	14,443	(1,382)	13,978	(918)
Loan trusts	294,976	499,794	(204,818)	379,728	(84,751)

Loans and bills discounted	10,061,122	10,582,971	(521,848)	10,209,222	(148,100)
Banking account	9,768,602	10,246,264	(477,662)	9,890,460	(121,858)
Trust account	292,520	336,706	(44,185)	318,762	(26,241)

Investment securities	63,359,826	57,410,055	5,949,771	58,633,784	4,726,042

Note:

The table shown above includes master trust assets under the service-shared co-trusteeship between Mitsubishi UFJ Trust and Banking Corporation and The Master Trust Bank of Japan, Ltd.

Mitsubishi UFJ Financial Group, Inc.

3.	Financial Results

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

Financial Results

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2007 (A)	September 30, 2006 (B)
Gross profits	1,796,866	1,794,776	2,090
(Gross profits before credit costs for trust accounts)	1,796,899	1,794,851	2,048
Net interest income	966,792	945,665	21,127
Trust fees	78,972	79,378	(405)
Credit costs for trust accounts (1)	(32)	(74)	41
Net fees and commissions	547,199	557,420	(10,221)
Net trading profits	189,126	133,827	55,299
Net other business profits	14,775	78,484	(63,709)
Net gains (losses) on debt securities	(10,922)	(14,522)	3,599
General and administrative expenses	1,061,473	1,012,270	49,202
Amortization of goodwill	5,525	4,476	1,049
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	740,951	787,056	(46,105)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	735,425	782,580	(47,154)
Provision for general allowance for credit losses (2)	(1,946)	—	(1,946)
Net business profits*	733,446	782,506	(49,059)
Net non-recurring gains (losses)	(235,907)	(118,925)	(116,981)
Credit related costs (3)	(265,509)	(54,245)	(211,263)
Losses on loan write-offs	(87,010)	(67,662)	(19,348)
Provision for specific allowance for credit losses	(161,790)	—	(161,790)
Other credit related costs	(16,708)	13,417	(30,125)
Net gains (losses) on equity securities	54,414	13,793	40,621
Gains on sales of equity securities	105,818	32,431	73,386
Losses on sales of equity securities	(6,392)	(821)	(5,570)
Losses on write-down of equity securities	(45,010)	(17,816)	(27,194)
Profits (losses) from investments in affiliates	8,667	(39,584)	48,252
Other non-recurring gains (losses)	(33,480)	(38,889)	5,408
Amortization of goodwill	4,364	2,134	2,229

Ordinary profits	497,539	663,580	(166,040)

Net extraordinary gains (losses)	(47,815)	170,762	(218,578)
Gains on loans written-off (4)	20,326	78,765	(58,439)
Reversal of allowance for credit losses (5)	—	136,986	(136,986)
Losses on impairment of fixed assets	(11,421)	(6,266)	(5,155)
Provision for reserve for losses related to business restructuring	(59,603)	—	(59,603)
Income before income taxes and others	449,723	834,343	(384,619)
Income taxes-current	65,510	51,155	14,355
Income taxes-deferred	127,914	241,851	(113,937)
Minority interests	(421)	34,069	(34,491)

Net income	256,721	507,266	(250,545)

Note:

*       Net business profits = Banking subsidiaries’ Net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(5)	(267,488)	82,667	(350,155)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	(247,161)	161,433	(408,594)
Number of consolidated subsidiaries	252	265	(13)
Number of affiliated companies accounted for under the equity method	44	44	—

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined)

Financial Results

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2007 (A)	September 30, 2006 (B)
Gross profits	1,155,827	1,165,019	(9,192)
(Gross profits before credit costs for trust accounts)	1,155,859	1,165,093	(9,233)
Net interest income	722,540	696,541	25,999
Trust fees	59,651	58,729	921
Credit related costs for trust accounts (1)	(32)	(74)	41
Net fees and commissions	260,253	273,099	(12,845)
Net trading profits	100,383	70,883	29,499
Net other business profits	12,998	65,764	(52,766)
Net gains (losses) on debt securities	(13,151)	(14,380)	1,229
General and administrative expenses	651,072	616,160	34,912
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	504,787	548,933	(44,146)
Provision for general allowance for credit losses (2)	7,236	—	7,236
Net business profits	511,991	548,859	(36,868)
Net non-recurring gains (losses)	(142,035)	(63,256)	(78,779)
Credit related costs (3)	(164,224)	(38,893)	(125,331)
Losses on loan write-offs	(72,641)	(46,064)	(26,577)
Provision for specific allowance for credit losses	(83,714)	—	(83,714)
Other credit related costs	(7,869)	7,170	(15,040)
Net gains (losses) on equity securities	30,695	4,777	25,918
Gains on sales of equity securities	84,664	25,000	59,664
Losses on sales of equity securities	(5,533)	(672)	(4,861)
Losses on write-down of equity securities	(48,434)	(19,551)	(28,883)
Other non-recurring gains (losses)	(8,506)	(29,139)	20,632

Ordinary profits	369,955	485,603	(115,647)

Net extraordinary gains (losses)	24,583	222,543	(197,959)
Gains on loans written-off (4)	18,066	74,559	(56,493)
Reversal of allowance for credit losses (5)	—	192,233	(192,233)
Reversal of reserve for contingent losses included in credit related costs (6)	597	—	597
Losses on impairment of fixed assets	(8,249)	(6,246)	(2,003)
Income before income taxes	394,539	708,146	(313,607)
Income taxes-current	17,804	9,085	8,719
Income taxes-deferred	127,949	163,568	(35,618)

Net income	248,784	535,493	(286,708)

(Reference)
Total credit costs (1)+(2)+(3)+(5)+(6)	(156,423)	153,265	(309,688)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)+(6)	(138,357)	227,825	(366,182)

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

Financial Results

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2007 (A)	September 30, 2006 (B)
Gross profits	1,385,704	1,402,504	(16,800)
Net interest income	867,676	837,429	30,246
Trust fees	12,893	12,058	834
Net fees and commissions	372,603	394,820	(22,216)
Net trading profits	99,919	61,276	38,642
Net other business profits	32,611	96,919	(64,307)
Net gains (losses) on debt securities	4,639	8,213	(3,573)
General and administrative expenses	814,165	789,718	24,447
Amortization of goodwill	1,404	531	872
Net business profits before provision for general allowance for credit losses and amortization of goodwill	572,942	613,317	(40,375)
Net business profits before provision for general allowance for credit losses	571,538	612,785	(41,247)
Provision for general allowance for credit losses (1)	(792)	—	(792)
Net business profits*	570,745	612,785	(42,040)
Net non-recurring gains (losses)	(245,126)	(77,901)	(167,224)
Credit related costs (2)	(254,811)	(64,059)	(190,752)
Losses on loan write-offs	(85,709)	(67,291)	(18,417)
Provision for specific allowance for credit losses	(150,640)	—	(150,640)
Other credit related costs	(18,461)	3,232	(21,694)
Net gains (losses) on equity securities	41,168	9,439	31,728
Gains on sales of equity securities	85,101	22,415	62,686
Losses on sales of equity securities	(6,861)	(344)	(6,517)
Losses on write-down of equity securities	(37,071)	(12,631)	(24,440)
Profits (losses) from investments in affiliates	5,027	5,622	(595)
Other non-recurring gains (losses)	(36,510)	(28,904)	(7,605)

Ordinary profits	325,618	534,884	(209,265)

Net extraordinary gains (losses)	(43,242)	135,054	(178,297)
Gains on loans written-off (3)	16,898	72,201	(55,302)
Reversal of allowance for credit losses (4)	—	104,794	(104,794)
Losses on impairment of fixed assets	(10,119)	(4,086)	(6,032)
Provision for reserve for losses related to business restructuring	(59,603)	—	(59,603)
Income before income taxes and others	282,375	669,938	(387,562)
Income taxes-current	41,997	32,843	9,153
Income taxes-deferred	92,455	184,223	(91,767)
Minority interests	(16,217)	21,722	(37,939)

Net income	164,140	431,149	(267,008)

Note:

*  Net business profits = Net business profits of The Bank of Tokyo-Mitsubishi UFJ + consolidated entities’ gross profits - consolidated entities’ general and administrative expenses - consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions.

(Reference)
Total credit costs (1)+(2)+(4)	(255,604)	40,735	(296,339)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)	(238,706)	112,936	(351,642)
Number of consolidated subsidiaries	173	193	(20)
Number of affiliated companies accounted for under the equity method	50	46	4

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

Financial Results

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2007 (A)	September 30, 2006 (B)
Gross profits	940,350	942,510	(2,160)
Domestic gross profits	692,409	665,310	27,099
Net interest income	532,006	483,093	48,912
Net fees and commissions	148,587	164,168	(15,581)
Net trading profits	12,981	4,758	8,222
Net other business profits	(1,165)	13,289	(14,454)
Net gains (losses) on debt securities	11,340	13,856	(2,516)
Non-domestic gross profits	247,941	277,200	(29,259)
Net interest income	84,380	93,338	(8,957)
Net fees and commissions	48,298	45,706	2,592
Net trading profits	85,315	55,830	29,485
Net other business profits	29,945	82,324	(52,379)
Net gains (losses) on debt securities	(8,541)	(5,965)	(2,575)
General and administrative expenses	551,193	516,379	34,814
Personnel expenses	190,223	177,673	12,550
Non-personnel expenses	330,444	310,847	19,597
Taxes	30,525	27,858	2,666
Net business profits before provision for general allowance for credit losses	389,156	426,131	(36,974)
Provision for general allowance for credit losses (1)	8,534	—	8,534
Net business profits	397,690	426,131	(28,440)
Net non-recurring gains (losses)	(125,507)	(67,780)	(57,727)
Credit related costs (2)	(153,237)	(48,754)	(104,483)
Losses on loan write-offs	(71,454)	(45,740)	(25,713)
Provision for specific allowance for credit losses	(72,770)	—	(72,770)
Other credit related costs	(9,012)	(3,014)	(5,998)
Net gains (losses) on equity securities	35,646	2,261	33,384
Gains on sales of equity securities	76,556	18,131	58,424
Losses on sales of equity securities	(5,060)	(395)	(4,665)
Losses on write-down of equity securities	(35,849)	(15,474)	(20,374)
Other non-recurring gains (losses)	(7,916)	(21,287)	13,371

Ordinary profits	272,183	358,350	(86,167)

Net extraordinary gains (losses)	22,118	186,151	(164,033)
Gains on loans written-off (3)	14,735	68,070	(53,335)
Reversal of allowance for credit losses (4)	—	159,505	(159,505)
Losses on impairment of fixed assets	(4,857)	(4,082)	(775)
Income before income taxes	294,301	544,502	(250,200)
Income taxes-current	18,035	8,837	9,198
Income taxes-deferred	88,196	112,752	(24,556)

Net income	188,069	422,912	(234,843)

Total credit costs (1)+(2)+(4)	(144,703)	110,751	(255,454)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)	(129,967)	178,821	(308,789)

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Consolidated)

Financial Results

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2007 (A)	September 30, 2006 (B)
Gross profits	243,134	251,420	(8,286)
(Gross profits before credit costs for trust accounts)	243,166	251,494	(8,328)
Trust fees	66,102	67,443	(1,341)
Trust fees before credit costs for trust accounts	66,134	67,517	(1,383)
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)	10,058	8,592	1,466
Other trust fees	56,076	58,925	(2,849)
Credit related costs for trust accounts (1)	(32)	(74)	41
Net interest income	107,189	121,091	(13,902)
Net fees and commissions	82,428	81,354	1,074
Net trading profits	3,242	11,504	(8,262)
Net other business profits	(15,828)	(29,973)	14,145
Net gains (losses) on debt securities	(15,950)	(22,271)	6,321
General and administrative expenses	124,336	122,348	1,987
Amortization of goodwill	—	—	—
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	118,830	129,146	(10,316)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses *	118,830	129,146	(10,316)
Provision for general allowance for credit losses (2)	(1,561)	—	(1,561)
Net business profits**	117,235	129,072	(11,836)
Net non-recurring gains (losses)	(15,324)	8,602	(23,927)
Credit related costs (3)	(11,110)	9,817	(20,928)
Losses on loan write-offs	(1,301)	(366)	(934)
Provision for specific allowance for credit losses	(10,952)	—	(10,952)
Other credit related costs	1,143	10,184	(9,041)
Net gains (losses) on equity securities	(4,909)	3,481	(8,391)
Gains on sales of equity securities	8,148	6,869	1,279
Losses on sales of equity securities	(473)	(276)	(196)
Losses on write-down of equity securities	(12,585)	(3,110)	(9,474)
Profits (losses) from investments in affiliates	1,421	1,406	14
Other non-recurring gains (losses)	(725)	(6,104)	5,378

Ordinary profits	101,911	137,674	(35,763)

Net extraordinary gains (losses)	3,716	36,020	(32,303)
Gains on loans written-off (4)	3,401	6,563	(3,162)
Reversal of allowance for credit losses (5)	—	32,114	(32,114)
Reversal of reserve for contingent losses included in credit related costs (6)	597	—	597
Losses on impairment of fixed assets	(416)	(2,165)	1,749
Income before income taxes and others	105,627	173,694	(68,067)
Income taxes-current	1,774	2,895	(1,121)
Income taxes-deferred	40,155	50,567	(10,412)
Minority interests	896	910	(14)

Net income	62,800	119,320	(56,519)

Notes:

*       Net business profits before credit costs for trust accounts and provision for general allowance for credit losses
= Consolidated net business profits + credit costs for trust accounts + provision for general allowance for credit losses

**     Net business profits = Net business profits of Mitsubishi UFJ Trust and Banking Corporation + consolidated entities’ gross profits - consolidated entities’ general and administrative expenses - consolidated entities’ provision for general allowance for credit losses - amortization of goodwill - inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(5)+(6)	(12,107)	41,858	(53,965)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)+(6)	(8,706)	48,421	(57,127)
Number of consolidated subsidiaries	25	22	3
Number of affiliated companies accounted for under the equity method	9	8	1

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

Financial Results

	(in millions of yen)
	For the six months ended		Increase (Decrease) (A) - (B)
	September 30, 2007 (A)	September 30, 2006 (B)
Gross profits	215,476	222,508	(7,031)
(Gross profits before credit costs for trust accounts)*	215,509	222,582	(7,073)
Domestic gross profits	213,667	222,888	(9,220)
Trust fees	59,651	58,729	921
Trust fees before credit costs for trust accounts*	59,683	58,803	879
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)*	10,058	8,592	1,466
Other trust fees	49,625	50,211	(586)
Credit related costs for trust accounts** (1)	(32)	(74)	41
Net interest income	90,068	105,785	(15,717)
Net fees and commissions	63,351	63,341	10
Net trading profits	4,430	16,255	(11,824)
Net other business profits	(3,834)	(21,224)	17,390
Net gains (losses) on debt securities	(4,225)	(17,529)	13,303
Non-domestic gross profits	1,809	(379)	2,188
Trust fees	0	—	0
Net interest income	16,085	14,322	1,762
Net fees and commissions	15	(116)	132
Net trading profits	(2,344)	(5,961)	3,616
Net other business profits	(11,947)	(8,624)	(3,322)
Net gains (losses) on debt securities	(11,725)	(4,742)	(6,982)
General and administrative expenses	99,878	99,780	98
Personnel expenses	30,242	32,817	(2,575)
Non-personnel expenses	63,345	62,016	1,328
Taxes	6,289	4,945	1,344
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses*	115,630	122,802	(7,171)
Provision for general allowance for credit losses (2)	(1,297)	—	(1,297)
Net business profits	114,300	122,728	(8,428)
Net non-recurring gains (losses)	(16,528)	4,524	(21,052)
Credit related costs (3)	(10,987)	9,860	(20,848)
Losses on loan write-offs	(1,186)	(323)	(863)
Provision for specific allowance for credit losses	(10,943)	—	(10,943)
Provision for allowance for credits to specific foreign borrowers	—	—	—
Other credit related costs	1,143	10,184	(9,041)
Net gains (losses) on equity securities	(4,950)	2,515	(7,465)
Gains on sales of equity securities	8,108	6,868	1,239
Losses on sales of equity securities	(473)	(276)	(196)
Losses on write-down of equity securities	(12,585)	(4,076)	(8,509)
Other non-recurring gains (losses)	(590)	(7,852)	7,261

Ordinary profits	97,772	127,252	(29,480)

Net extraordinary gains (losses)	2,465	36,391	(33,926)
Gains on loans written-off (4)	3,330	6,489	(3,158)
Reversal of allowance for credit losses (5)	—	32,727	(32,727)
Reversal of reserve for contingent losses included in credit related costs (6)	597	—	597
Losses on impairment of fixed assets	(3,391)	(2,164)	(1,227)
Income before income taxes	100,237	163,644	(63,406)
Income taxes-current	(231)	247	(478)
Income taxes-deferred	39,752	50,815	(11,062)

Net income	60,715	112,581	(51,865)

Notes:
* Amounts before credit costs for loans in trusts with contracts for compensating the principal
** Credit costs for loans in trusts with contracts for compensating the principal

Total credit costs (1)+(2)+(3)+(5)+(6)	(11,720)	42,514	(54,234)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)+(6)	(8,389)	49,003	(57,393)

Mitsubishi UFJ Financial Group, Inc.

4.	Average Interest Rate Spread

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

(All branches)

	(percentage per annum)
	For the six months ended September 30, 2007 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2006 (B)
Total average interest rate on interest-earning assets (a)	2.27	0.38	1.88
Average interest rate on loans and bills discounted (b)	2.33	0.36	1.96
Average interest rate on investment securities	1.74	0.43	1.30

Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	2.14	0.38	1.75

Average interest rate on deposits and NCD (d)	0.79	0.22	0.57
Average interest rate on other liabilities	2.95	1.19	1.76

Overall interest rate spread (a)-(c)	0.13	0.00	0.12

Interest rate spread (b)-(d)	1.53	0.14	1.39

(Domestic business segment)	(percentage per annum)
Total average interest rate on interest-earning assets (a)	1.36	0.29	1.07
Average interest rate on loans and bills discounted (b)	1.74	0.30	1.44
Average interest rate on investment securities	1.00	0.30	0.69

Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	1.16	0.22	0.94

Average interest rate on deposits and NCD (d)	0.24	0.17	0.06
Average interest rate on other liabilities	0.97	0.52	0.44

Overall interest rate spread (a)-(c)	0.20	0.06	0.13

Interest rate spread (b)-(d)	1.50	0.12	1.37

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated) (All branches)
	(percentage per annum)
	For the six months ended September 30, 2007 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2006 (B)
Total average interest rate on interest-earning assets (a)	2.20	0.15	2.04
Average interest rate on loans and bills discounted (b)	1.65	0.32	1.32
Average interest rate on investment securities	3.13	(0.12)	3.26

Total average interest rate on interest-bearing liabilities (c)	0.96	0.33	0.62

Average interest rate on deposits and NCD (d)	0.82	0.26	0.56

Overall interest rate spread (a)-(c)	1.23	(0.18)	1.41

Interest rate spread (b)-(d)	0.82	0.06	0.76

(Domestic business segment)	(percentage per annum)
Total average interest rate on interest-earning assets (a)	1.63	0.04	1.58
Average interest rate on loans and bills discounted (b)	1.44	0.29	1.15
Average interest rate on investment securities	2.38	(0.59)	2.97

Total average interest rate on interest-bearing liabilities (c)	0.42	0.25	0.16

Average interest rate on deposits and NCD (d)	0.39	0.22	0.16

Overall interest rate spread (a)-(c)	1.20	(0.21)	1.42

Interest rate spread (b)-(d)	1.05	0.06	0.99

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined) (Domestic business segment)
	(percentage per annum)
	For the six months ended September 30, 2007 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2006 (B)
Average interest rate on loans and bills discounted (a)	1.70	0.30	1.40

Average interest rate on deposits and NCD (b)	0.25	0.18	0.07

Interest rate spread (a)-(b)	1.44	0.11	1.32

Mitsubishi UFJ Financial Group, Inc.

5.	Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

	(in billions of yen)
	As of September 30, 2007
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	16,094.9	11,111.9	445.3	27,652.3
Receive-floater / pay-fix	2,000.0	867.0	522.5	3,389.6
Receive-floater / pay-floater	—	—	20.0	20.0
Receive-fix / pay-fix	—	—	—	—

Total	18,095.0	11,979.0	987.8	31,061.9

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)
	(in billions of yen)
	As of September 30, 2007
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	15,077.7	9,397.5	447.8	24,923.1
Receive-floater / pay-fix	2,136.3	331.1	300.6	2,768.1
Receive-floater / pay-floater	—	—	20.0	20.0
Receive-fix / pay-fix	—	—	—	—

Total	17,214.0	9,728.7	768.4	27,711.2

Mitsubishi UFJ Trust and Banking Corporation (Consolidated)
	(in billions of yen)
	As of September 30, 2007
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	1,259.3	3,830.1	120.0	5,209.4
Receive-floater / pay-fix	115.2	579.3	351.0	1,045.7
Receive-floater / pay-floater	—	—	—	—
Receive-fix / pay-fix	—	—	—	—

Total	1,374.6	4,409.5	471.0	6,255.2

Mitsubishi UFJ Financial Group, Inc.

6.	Securities

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

Fair Value information on Securities

	(in millions of yen)
	As of September 30, 2007					As of September 30, 2006			As of March 31, 2007
	Net unrealized gains (losses)					Net unrealized gains (losses)			Net unrealized gains (losses)
	(A)	(A) - (B)	(A) - (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities being held to maturity	2,590	(199)	1,633	9,231	6,640	2,790	9,775	6,984	957	9,085	8,128
Other Securities	2,980,716	313,902	(403,514)	3,494,875	514,158	2,666,813	2,995,920	329,106	3,384,231	3,693,293	309,062
Domestic equity securities	3,020,271	438,155	(201,037)	3,186,823	166,551	2,582,116	2,686,564	104,447	3,221,309	3,322,569	101,260
Domestic bonds	(78,942)	(7,937)	(8,552)	9,921	88,863	(71,005)	29,483	100,489	(70,390)	17,401	87,792
Other	39,387	(116,315)	(193,924)	298,131	258,743	155,702	279,872	124,169	233,312	353,322	120,010
Total	2,983,307	313,703	(401,880)	3,504,106	520,799	2,669,604	3,005,695	336,091	3,385,188	3,702,378	317,190
Domestic equity securities	3,020,271	438,155	(201,037)	3,186,823	166,551	2,582,116	2,686,564	104,447	3,221,309	3,322,569	101,260
Domestic bonds	(76,737)	(8,221)	(6,611)	18,008	94,745	(68,515)	38,173	106,689	(70,126)	25,227	95,353
Other	39,772	(116,231)	(194,232)	299,274	259,502	156,003	280,957	124,954	234,005	354,581	120,576

(*1)	This table includes negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.

(*2)	“Other securities” are recorded on the consolidated balance sheets at market prices. Net unrealized gains (losses) of other securities represent the difference between the acquisition costs and values indicated on the consolidated balance sheets.

(*3)	Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

Fair Value information on Securities

	(in millions of yen)
	As of September 30, 2007					As of September 30, 2006			As of March 31, 2007
	Net unrealized gains (losses)					Net unrealized gains (losses)			Net unrealized gains (losses)
	(A)	(A) - (B)	(A) - (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities being held to maturity	(3,890)	131	1,950	63	3,953	(4,021)	471	4,493	(5,841)	39	5,880
Stocks of subsidiaries and affiliates	394,204	(422,907)	(228,368)	436,342	42,138	817,111	820,113	3,001	622,572	623,403	830
Other Securities	2,119,227	320,730	(264,742)	2,542,565	423,337	1,798,496	2,062,546	264,050	2,383,969	2,648,173	264,204
Domestic equity securities	2,104,267	400,783	(126,570)	2,258,145	153,878	1,703,483	1,805,023	101,539	2,230,837	2,330,743	99,905
Domestic bonds	(77,909)	8,336	(1,098)	7,142	85,052	(86,246)	8,009	94,255	(76,810)	9,030	85,841
Other	92,869	(88,389)	(137,072)	277,277	184,407	181,259	249,514	68,254	229,942	308,399	78,456
Total	2,509,540	(102,045)	(491,159)	2,978,970	469,429	2,611,586	2,883,131	271,545	3,000,700	3,271,616	270,915
Domestic equity securities	2,084,190	17,377	(287,775)	2,277,916	193,725	2,066,812	2,169,922	103,109	2,371,965	2,471,871	99,905
Domestic bonds	(81,811)	8,430	813	7,194	89,005	(90,242)	8,469	98,711	(82,624)	9,058	91,682
Other	507,161	(127,854)	(204,197)	693,860	186,698	635,015	704,739	69,723	711,359	790,686	79,326

(*1)	This table includes negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.

(*2)	“Other securities” are recorded on balance sheets at market prices. Net unrealized gains (losses) of other securities represent the difference between the acquisition costs and values indicated on balance sheets.

(*3)	Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of September 30, 2007				As of September 30, 2006				As of March 31, 2007
	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years
Domestic bonds	9,585,339	6,705,791	2,482,361	2,202,843	9,934,853	12,369,261	1,823,126	1,927,536	10,316,581	10,448,646	1,959,364	2,367,306
Government bonds	8,925,434	3,793,173	1,568,529	1,838,577	9,307,158	8,747,892	897,085	1,667,368	9,663,043	7,009,055	1,032,992	2,038,312
Municipal bonds	26,611	70,450	88,890	3,479	14,342	125,837	65,213	3,731	32,874	120,482	63,115	3,627
Corporate bonds	633,293	2,842,166	824,941	360,786	613,353	3,495,532	860,828	256,435	620,662	3,319,108	863,256	325,366
Other Bonds	1,026,962	1,736,729	1,389,421	4,587,107	745,420	1,913,423	1,019,707	3,773,966	944,796	2,592,339	1,397,326	3,893,843
Foreign bonds	783,015	1,514,317	624,559	2,280,935	337,652	1,784,481	588,236	2,215,263	643,272	2,422,008	770,932	2,004,998
Other	243,947	222,412	764,861	2,306,171	407,768	128,941	431,470	1,558,703	301,524	170,330	626,394	1,888,844
Total	10,612,301	8,442,521	3,871,783	6,789,950	10,680,274	14,282,685	2,842,834	5,701,502	11,261,377	13,040,986	3,356,691	6,261,149

(*)	This table includes negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

Fair Value information on Securities

	(in millions of yen)
	As of September 30, 2007					As of September 30, 2006			As of March 31, 2007
	Net unrealized gains (losses)					Net unrealized gains (losses)			Net unrealized gains (losses)
	(A)	(A) - (B)	(A) - (C)	Gains	Losses	(B)	Gains	Losses	(C)	Gains	Losses
Debt securities being held to maturity	7,930	(282)	194	8,018	88	8,212	8,214	1	7,735	7,747	11
Stocks of subsidiaries and affiliates	(147)	(147)	(83)	—	147	—	—	—	(64)	—	64
Other Securities	567,124	19,656	(119,111)	632,343	65,219	547,467	578,112	30,644	686,235	710,832	24,596
Domestic equity securities	589,325	71,894	(62,487)	615,567	26,242	517,430	533,772	16,342	651,812	667,935	16,122
Domestic bonds	(605)	(19,275)	(8,161)	1,837	2,442	18,670	21,444	2,774	7,555	8,072	516
Other	(21,595)	(32,962)	(48,462)	14,938	36,534	11,366	22,894	11,527	26,867	34,823	7,956
Total	574,906	19,225	(119,000)	640,362	65,455	555,680	586,326	30,646	693,907	718,579	24,672
Domestic equity securities	589,325	71,894	(62,487)	615,567	26,242	517,430	533,772	16,342	651,812	667,935	16,122
Domestic bonds	7,324	(19,558)	(7,967)	9,855	2,531	26,882	29,659	2,776	15,291	15,820	528
Other	(21,743)	(33,110)	(48,545)	14,938	36,681	11,366	22,894	11,527	26,802	34,823	8,021

(*1)	This table includes beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.

(*2)	“Other securities” are recorded on balance sheets at market prices. Net unrealized gains (losses) of other securities represent the difference between the acquisition costs and values indicated on balance sheets.

(*3)	Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of September 30, 2007				As of September 30, 2006				As of March 31, 2007
	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years
Domestic bonds	299,636	2,313,825	504,223	4,754	108,920	2,642,432	702,807	5,250	12,791	2,112,198	1,083,758	5,018
Government bonds	285,620	1,871,728	464,282	—	76,862	2,350,058	641,741	—	803	1,733,663	1,037,299	—
Municipal bonds	4,605	79,376	943	415	5,756	73,661	21,180	440	4,883	78,448	3,569	426
Corporate bonds	9,410	362,719	38,997	4,338	26,301	218,712	39,885	4,809	7,104	300,086	42,889	4,592
Other Bonds	144,411	553,074	592,787	220,830	155,714	447,780	794,893	198,673	114,325	513,426	761,712	182,945
Foreign bonds	143,426	449,942	452,893	183,506	153,229	365,484	670,316	152,729	112,927	404,424	596,645	145,993
Other	984	103,132	139,894	37,323	2,484	82,296	124,577	45,944	1,398	109,001	165,066	36,951
Total	444,047	2,866,899	1,097,011	225,584	264,634	3,090,212	1,497,701	203,923	127,117	2,625,625	1,845,470	187,964

(*)	This table includes beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.

Mitsubishi UFJ Financial Group, Inc.

7.	Return on Equity

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

	(%)
	For the six months ended September 30 2007 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2006 (B)
ROE *	7.90	(9.89)	17.79

Note: * ROE is computed as follows:

Net income for six months × 2 - Equivalent of annual dividends on nonconvertible preferred stocks	× 100
{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred shares at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred shares at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

8.	Risk-Adjusted Capital Ratio Based on the Basel 2 Standards

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

			(in billions of yen)
			As of September 30, 2007 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	As of March 31, 2007 (B)
(1)		Risk-adjusted capital ratio	12.65%	0.06%	12.58%
		Tier 1 ratio	7.73%	0.14%	7.59%
(2)		Tier 1 capital	8,230.7	175.9	8,054.8
(3)		Qualified Tier 2 capital	5,644.6	(73.5)	5,718.2
	i)	The amount of unrealized gains on investment securities	1,355.6	(186.1)	1,541.7
	ii)	The amount of land revaluation excess	158.4	(0.8)	159.3
	iii)	Subordinated debts	3,763.6	(80.7)	3,844.3
(4)		Qualified Tier 3 capital	—	—	—
(5)		Deductions from total qualifying capital	415.9	(8.0)	423.9
(6)		Net qualifying capital (2)+(3)+(4)-(5)	13,459.5	110.4	13,349.1
(7)		Risk-adjusted assets	106,396.2	348.0	106,048.2

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

			(in billions of yen)
			As of September 30, 2007 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	As of March 31, 2007 (B)
(1)		Risk-adjusted capital ratio	12.52%	(0.30)%	12.83%
		Tier 1 ratio	7.46%	(0.25)%	7.71%
(2)		Tier 1 capital	6,801.9	(173.6)	6,975.5
(3)		Qualified Tier 2 capital	4,935.2	(5.5)	4,940.8
	i)	The amount of unrealized gains on investment securities	959.6	(129.5)	1,089.2
	ii)	The amount of land revaluation excess	196.1	(1.0)	197.2
	iii)	Subordinated debts	3,424.3	(15.7)	3,440.1
(4)		Qualified Tier 3 capital	—	—	—
(5)		Deductions from total qualifying capital	321.5	11.7	309.8
(6)		Net qualifying capital (2)+(3)+(4)-(5)	11,415.6	(190.9)	11,606.5
(7)		Risk-adjusted assets	91,169.0	712.2	90,456.8

Mitsubishi UFJ Trust and Banking Corporation (Consolidated)

			(in billions of yen)
			As of September 30, 2007 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	As of March 31, 2007 (B)
(1)		Risk-adjusted capital ratio	14.34%	1.14%	13.20%
		Tier 1 ratio	9.65%	1.25%	8.40%
(2)		Tier 1 capital	1,245.4	69.9	1,175.5
(3)		Qualified Tier 2 capital	640.8	(88.8)	729.7
	i)	The amount of unrealized gains on investment securities	259.4	(54.7)	314.1
	ii)	The amount of land revaluation excess	(1.1)	(0.0)	(1.1)
	iii)	Subordinated debts	369.9	(46.7)	416.6
(4)		Qualified Tier 3 capital	—	—	—
(5)		Deductions from total qualifying capital	35.9	(21.5)	57.4
(6)		Net qualifying capital (2)+(3)+(4)-(5)	1,850.4	2.6	1,847.8
(7)		Risk-adjusted assets	12,898.9	(1,095.7)	13,994.7

note:	Risk-adjusted capital ratio of Mitsubishi UFJ Financial Group, Inc. is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.
Risk-adjusted capital ratio of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Mitsubishi UFJ Financial Group, Inc.

II. Loan Portfolio and Other

1.	Risk-Monitored Loans

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Loans to bankrupt borrowers	36,878	(15,523)	(4,046)	52,401	40,924
Non-accrual delinquent loans	897,477	211,267	75,316	686,209	822,160
Accruing loans contractually past due 3 months or more	17,866	(2,503)	(1,824)	20,370	19,691
Restructured loans	449,472	(289,806)	(198,582)	739,278	648,054
Total (1)	1,401,694	(96,566)	(129,136)	1,498,260	1,530,830
Written-off	796,115	(182,465)	(48,046)	978,581	844,161
Total loans and bills discounted	86,751,061	1,079,880	1,919,112	85,671,181	84,831,949

(% to total loans and bills discounted)
Loans to bankrupt borrowers	0.04%	(0.01)%	(0.00)%	0.06%	0.04%
Non-accrual delinquent loans	1.03%	0.23%	0.06%	0.80%	0.96%
Accruing loans contractually past due 3 months or more	0.02%	(0.00)%	(0.00)%	0.02%	0.02%
Restructured loans	0.51%	(0.34)%	(0.24)%	0.86%	0.76%

Total	1.61%	(0.13)%	(0.18)%	1.74%	1.80%

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Allowance for credit losses (2)	1,261,081	147,828	75,648	1,113,252	1,185,432
General allowance for credit losses	830,152	(47,861)	24,906	878,013	805,245
Specific allowance for credit losses	430,847	195,775	50,731	235,071	380,116
Allowance for credit to specific foreign borrowers	82	(85)	11	167	71

Coverage Ratio (2) / (1)	89.96%	15.66%	12.53%	74.30%	77.43%

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

(3) Classification of Risk-Monitored Loans

Classified by geographic area

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Domestic	1,335,272	(71,961)	(108,981)	1,407,233	1,444,254
Overseas	66,422	(24,605)	(20,154)	91,027	86,576
Asia	13,153	(6,132)	(348)	19,285	13,501
Indonesia	5,156	(858)	1,032	6,015	4,123
Thailand	1,031	(988)	436	2,020	594
Hong Kong	3,173	(52)	(424)	3,226	3,598
Other	3,791	(4,232)	(1,393)	8,024	5,185
United States of America	28,965	(18,599)	(25,973)	47,565	54,939
Other	24,303	126	6,167	24,176	18,135

Total	1,401,694	(96,566)	(129,136)	1,498,260	1,530,830

Classified by industry

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Domestic	1,335,272	(71,961)	(108,981)	1,407,233	1,444,254
Manufacturing	166,465	1,737	(22,754)	164,727	189,220
Construction	41,689	(24,723)	(7,928)	66,412	49,617
Wholesale and retail	163,618	10,250	22,190	153,368	141,428
Finance and insurance	15,013	13,585	13,044	1,428	1,968
Real estate	217,778	(70,865)	(19,948)	288,644	237,726
Services	187,436	35,327	9,244	152,109	178,192
Other industries	166,355	(3,342)	(92,601)	169,698	258,957
Consumer	376,914	(33,930)	(10,228)	410,844	387,142
Overseas	66,422	(24,605)	(20,154)	91,027	86,576
Financial institutions	11,336	(20,065)	(7,607)	31,402	18,944
Commercial and industrial	49,669	(8,219)	(4,104)	57,888	53,773
Other	5,415	3,679	(8,443)	1,736	13,858

Total	1,401,694	(96,566)	(129,136)	1,498,260	1,530,830

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Loans to bankrupt borrowers	29,577	(10,203)	(12,281)	39,781	41,858
Non-accrual delinquent loans	664,547	163,862	64,661	500,684	599,885
Accruing loans contractually past due 3 months or more	14,108	(2,798)	(2,018)	16,906	16,126
Restructured loans	299,492	(236,278)	(158,742)	535,770	458,234

Total (1)	1,007,724	(85,418)	(108,380)	1,093,143	1,116,105

Written-off	545,964	(85,262)	(4,034)	631,226	549,999

Total loans and bills discounted	68,759,103	(779,768)	564,145	69,538,871	68,194,957

(% to total loans and bills discounted)

Loans to bankrupt borrowers	0.04%	(0.01)%	(0.01)%	0.05%	0.06%
Non-accrual delinquent loans	0.96%	0.24%	0.08%	0.72%	0.87%
Accruing loans contractually past due 3 months or more	0.02%	(0.00)%	(0.00)%	0.02%	0.02%
Restructured loans	0.43%	(0.33)%	(0.23)%	0.77%	0.67%

Total	1.46%	(0.10)%	(0.17)%	1.57%	1.63%

(2) Allowance for Credit Losses
	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Allowance for credit losses (2)	791,866	77,372	20,809	714,493	771,057
General allowance for credit losses	505,986	(70,833)	(20,321)	576,820	526,308
Specific allowance for credit losses	285,797	148,291	41,119	137,505	244,677
Allowance for credit to specific foreign borrowers	82	(85)	11	167	71

Coverage Ratio (2) / (1)	78.57%	13.21%	9.49%	65.36%	69.08%

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

(3) Classification of Risk-Monitored Loans

Classified by geographic area

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Domestic	955,788	(63,742)	(101,714)	1,019,530	1,057,502
Overseas	51,936	(21,676)	(6,666)	73,612	58,603
Asia	8,810	(9,003)	(3,334)	17,813	12,144
Indonesia	4,017	(727)	1,050	4,745	2,967
Thailand	1,031	(988)	436	2,020	594
Hong Kong	3,173	(52)	(424)	3,226	3,598
Other	586	(7,234)	(4,397)	7,821	4,984
United States of America	22,575	(13,425)	(9,659)	36,000	32,234
Other	20,551	752	6,327	19,798	14,224

Total	1,007,724	(85,418)	(108,380)	1,093,143	1,116,105

Classified by industry
	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Domestic	955,788	(63,742)	(101,714)	1,019,530	1,057,502
Manufacturing	132,107	(5,108)	(18,439)	137,216	150,547
Construction	38,249	(21,971)	(6,162)	60,221	44,412
Wholesale and retail	151,477	14,813	24,119	136,663	127,357
Finance and insurance	865	(265)	(402)	1,130	1,267
Real estate	201,326	(62,616)	(20,434)	263,942	221,760
Services	165,854	29,155	1,243	136,698	164,610
Other industries	135,057	22,810	(54,068)	112,247	189,126
Consumer	130,850	(40,559)	(27,568)	171,409	158,419
Overseas	51,936	(21,676)	(6,666)	73,612	58,603
Financial institutions	11,280	(15,711)	(5,625)	26,991	16,906
Commercial and industrial	37,069	(9,295)	(4,221)	46,364	41,290
Other	3,586	3,329	3,181	256	405

Total	1,007,724	(85,418)	(108,380)	1,093,143	1,116,105

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Loans to bankrupt borrowers	2,322	(203)	(2,180)	2,525	4,502
Non-accrual delinquent loans	80,417	34,260	4,574	46,157	75,843
Accruing loans contractually past due 3 months or more	1,129	67	(31)	1,062	1,160
Restructured loans	38,562	(63,628)	(47,030)	102,191	85,593

Total (1)	122,432	(29,503)	(44,667)	151,936	167,099

Written-off	65,536	(70,026)	(13,889)	135,563	79,425

Total loans and bills discounted	9,768,602	(477,662)	(121,858)	10,246,264	9,890,460

(% to total loans and bills discounted)

Loans to bankrupt borrowers	0.02%	(0.00)%	(0.02)%	0.02%	0.04%
Non-accrual delinquent loans	0.82%	0.37%	0.05%	0.45%	0.76%
Accruing loans contractually past due 3 months or more	0.01%	0.00%	(0.00)%	0.01%	0.01%
Restructured loans	0.39%	(0.60)%	(0.47)%	0.99%	0.86%

Total	1.25%	(0.22)%	(0.43)%	1.48%	1.68%

(2) Allowance for Credit Losses
	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Allowance for credit losses (2)	134,258	47,540	11,278	86,718	122,979
General allowance for credit losses	92,199	16,572	1,297	75,627	90,901
Specific allowance for credit losses	42,059	30,968	9,980	11,090	32,078
Allowance for credit to specific foreign borrowers	—	—	—	—	—

Coverage Ratio (2) / (1)	109.65%	52.58%	36.06%	57.07%	73.59%

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

(3) Classification of Risk-Monitored Loans

Classified by geographic area

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Domestic	121,483	(23,806)	(30,116)	145,289	151,599
Overseas	949	(5,697)	(14,550)	6,647	15,500
Asia	14	(26)	(24)	41	39
Indonesia	14	(26)	(24)	41	39
Thailand	—	—	—	—	—
Hong Kong	—	—	—	—	—
Other	—	—	—	—	—
United States of America	920	(5,306)	(14,342)	6,227	15,263
Other	14	(363)	(183)	378	197

Total	122,432	(29,503)	(44,667)	151,936	167,099

Classified by industry

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Domestic	121,483	(23,806)	(30,116)	145,289	151,599
Manufacturing	23,523	(1,102)	(4,921)	24,626	28,445
Construction	1,252	(2,581)	(2,214)	3,834	3,466
Wholesale and retail	8,178	(4,146)	(1,977)	12,324	10,155
Finance and insurance	13,588	13,300	13,588	288	—
Real estate	4,872	(5,219)	(667)	10,092	5,540
Services	11,740	1,110	3,690	10,629	8,050
Other industries	30,743	(20,394)	(33,890)	51,137	64,633
Consumer	27,583	(4,772)	(3,723)	32,356	31,307
Overseas	949	(5,697)	(14,550)	6,647	15,500
Financial institutions	—	(4,410)	(2,037)	4,410	2,037
Commercial and industrial	935	(1,263)	(467)	2,199	1,402
Other	14	(23)	(12,045)	37	12,059

Total	122,432	(29,503)	(44,667)	151,936	167,099

Trust Accounts

(1) Risk-Monitored Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Loans to bankrupt borrowers	48	(37)	(2)	85	50
Non-accrual delinquent loans	26	(23)	(102)	50	129
Accruing loans contractually past due 3 months or more	54	(42)	(7)	96	61

Restructured loans	809	(449)	(272)	1,258	1,082

Total	938	(552)	(385)	1,491	1,323

Total loans and bills discounted	160,953	(17,250)	(9,873)	178,203	170,826

(% to total loans and bills discounted)

Loans to bankrupt borrowers	0.02%	(0.01)%	0.00%	0.04%	0.02%
Non-accrual delinquent loans	0.01%	(0.01)%	(0.05)%	0.02%	0.07%
Accruing loans contractually past due 3 months or more	0.03%	(0.02)%	(0.00)%	0.05%	0.03%
Restructured loans	0.50%	(0.20)%	(0.13)%	0.70%	0.63%

Total	0.58%	(0.25)%	(0.19)%	0.83%	0.77%

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Special internal reserves	1,795	(1,597)	(578)	3,393	2,374
Allowance for bad debts	484	(49)	(29)	534	514

(3) Classification of Risk-Monitored Loans

Classified by industry

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Domestic	938	(552)	(385)	1,491	1,323
Manufacturing	—	—	—	—	—
Construction	—	—	—	—	—
Wholesale and retail	—	(4)	—	4	—
Finance and insurance	—	—	—	—	—
Real estate	140	(72)	(62)	212	202
Services	245	(56)	(16)	301	262
Other industries	—	(8)	—	8	—
Consumer	552	(410)	(305)	963	858

Total	938	(552)	(385)	1,491	1,323

2.	Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation

(Combined including Trust Accounts)

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Bankrupt or De facto Bankrupt	106,562	(18,445)	(9,405)	125,008	115,968
Doubtful	718,880	222,962	70,976	495,918	647,903
Special Attention	354,041	(302,866)	(207,966)	656,907	562,007
Non Performing Loans (1)	1,179,484	(98,349)	(146,395)	1,277,833	1,325,880

Normal	89,929,205	2,466,235	661,014	87,462,970	89,268,191

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Covered amount (2)	962,309	(47,347)	(97,526)	1,009,657	1,059,836
Allowance for credit losses	419,734	122,022	18,357	297,712	401,377
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	542,574	(169,369)	(115,883)	711,944	658,458

Coverage ratio (2) / (1)	81.58%	2.57%	1.65%	79.01%	79.93%

Category	Loan amount (A)		Allowance for credit losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] /[(A)-(D)]	Coverage ratio [(B)+(C)+(D)] / (A)
Bankrupt or De facto Bankrupt	106,562		2,053		—		104,509			100.00%
	[115,968	]	[1,647	]	[—	]	[114,321	]		[100.00%	]
Doubtful	718,880		324,579		—		272,748			83.09%
	[647,903	]	[261,335	]	[—	]	[285,842	]		[84.45%	]
Special Attention	354,041		93,101		—		165,316			72.99%
	[562,007	]	[138,394	]	[—	]	[258,294	]		[70.58%	]
Non Performing Loans (3)	1,179,484		419,734		—		542,574			81.58%
	[1,325,880	]	[401,377	]	[—	]	[658,458	]		[79.93%	]
Normal	89,929,205
	[89,268,191	]
Total (4)	91,108,689
	[90,594,071	]
Share of Non Performing Loans (3) / (4)	1.29%
	[1.46%	]

Note: The upper figures are as of September 30, 2007. The lower figures with bracket are as of March 31, 2007.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Bankrupt or De facto Bankrupt	94,652	(22,428)	(12,740)	117,081	107,393
Doubtful	647,703	193,131	72,139	454,572	575,564
Special Attention	313,600	(239,077)	(160,760)	552,677	474,360
Non Performing Loans (1)	1,055,956	(68,375)	(101,361)	1,124,331	1,157,317

Normal	79,832,565	2,943,523	757,522	76,889,042	79,075,042

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Covered amount (2)	857,650	(32,334)	(65,487)	889,984	923,138
Allowance for credit losses	366,384	98,718	12,718	267,665	353,666
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	491,266	(131,052)	(78,206)	622,318	569,472

Coverage ratio (2) / (1)	81.22%	2.06%	1.45%	79.15%	79.76%

Category	Loan amount (A)		Allowance for credit losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] /[(A)-(D)]		Coverage ratio [(B)+(C)+(D)] / (A)
Bankrupt or De facto Bankrupt	94,652		1,961		—		92,691		100.00%		100.00%
	[107,393	]	[1,481	]	[—	]	[105,911	]	[100.00%	]	[100.00%	]
Doubtful	647,703		282,988		—		248,414		70.87%		82.04%
	[575,564	]	[229,688	]	[—	]	[256,203	]	[71.92%	]	[84.41%	]
Special Attention	313,600		81,434		—		150,160		49.82%		73.85%
	[474,360	]	[122,496	]	[—	]	[207,357	]	[45.87%	]	[69.53%	]
Non Performing Loans (3)	1,055,956		366,384		—		491,266		64.88%		81.22%
	[1,157,317	]	[353,666	]	[—	]	[569,472	]	[60.16%	]	[79.76%	]
Normal	79,832,565
	[79,075,042	]
Total (4)	80,888,521
	[80,232,360	]
Share of Non Performing Loans (3) / (4)	1.30%
	[1.44%	]

Note: The upper figures are as of September 30, 2007. The lower figures with bracket are as of March 31, 2007.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Bankrupt or De facto Bankrupt	11,795	4,074	3,452	7,720	8,343
Doubtful	70,991	29,953	(1,150)	41,037	72,141
Special Attention	39,802	(63,450)	(46,950)	103,253	86,753
Non Performing Loans (1)	122,589	(29,421)	(44,649)	152,010	167,238

Normal	9,936,625	(460,589)	(87,020)	10,397,215	10,023,645

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Covered amount (2)	103,928	(14,583)	(31,702)	118,511	135,631
Allowance for credit losses	53,350	23,303	5,639	30,047	47,711
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	50,577	(37,886)	(37,341)	88,464	87,919

Coverage ratio (2) / (1)	84.77%	6.81%	3.67%	77.96%	81.10%

Category	Loan amount (A)		Allowance for credit losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] /[(A)-(D)]		Coverage ratio [(B)+(C)+(D)] / (A)
Bankrupt or De facto Bankrupt	11,795		92		—		11,703		100.00%		100.00%
	[8,343	]	[165	]	[—	]	[8,177	]	[100.00%	]	[100.00%	]
Doubtful	70,991		41,590		—		24,157		88.80%		92.61%
	[72,141	]	[31,647	]	[—	]	[29,460	]	[74.15%	]	[84.70%	]
Special Attention	39,802		11,667		—		14,717		46.51%		66.28%
	[86,753	]	[15,897	]	[—	]	[50,281	]	[43.58%	]	[76.28%	]
Non Performing Loans (3)	122,589		53,350		—		50,577		74.08%		84.77%
	[167,238	]	[47,711	]	[—	]	[87,919	]	[60.15%	]	[81.10%	]
Normal	9,936,625
	[10,023,645	]
Total (4)	10,059,214
	[10,190,884	]
Share of Non Performing Loans (3) / (4)	1.21%
	[1.64%	]

Note: The upper figures are as of September 30, 2007. The lower figures with bracket are as of March 31, 2007.

Trust Accounts

(1) Non Performing Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Bankrupt or De facto Bankrupt	115	(91)	(117)	206	232
Doubtful	185	(122)	(12)	308	197
Special Attention	638	(338)	(255)	976	893
Non Performing Loans (1)	938	(552)	(385)	1,491	1,323

Normal	160,014	(16,698)	(9,488)	176,712	169,503

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Covered amount (2)	730	(430)	(335)	1,161	1,066
Allowance for credit losses	—	—	—	—	—
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	730	(430)	(335)	1,161	1,066

Coverage ratio (2) / (1)	77.88%	0.01%	(2.69)%	77.87%	80.58%

Category	Loan amount (A)		Allowance for credit losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] / [(A)-(D)]	Coverage ratio [(B)+(C)+(D)] / (A)
Bankrupt or De facto Bankrupt	115		—		—		115			100.00%
	[232	]	[—	]	[—	]	[232	]		[100.00%	]
Doubtful	185		—		—		176			95.53%
	[197	]	[—	]	[—	]	[178	]		[90.44%	]
Special Attention	638		—		—		439			68.78%
	[893	]	[—	]	[—	]	[655	]		[73.35%	]
Non Performing Loans (3)	938		—		—		730			77.88%
	[1,323	]	[—	]	[—	]	[1,066	]		[80.58%	]
Normal	160,014
	[169,503	]
Total (4)	160,953
	[170,826	]
Share of Non Performing Loans (3) / (4)	0.58%
	[0.77%	]

Note: The upper figures are as of September 30, 2007. The lower figures with bracket are as of March 31, 2007.

Mitsubishi UFJ Financial Group, Inc.

3.	Progress in Disposition of Problem Assets

The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation and MU Strategic Partner, Co., Ltd. (“MUSP”) (Combined, including Trust Accounts)

The amounts presented as “during the second half of fiscal 2005” include amounts of The Bank of Tokyo-Mitsubishi UFJ, Ltd., former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited, Mitsubishi UFJ Trust and Banking Corporation, MUSP and Trust accounts. The amounts prior to September 30, 2005 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited, former The Mitsubishi Trust and Banking Corporation, former UFJ Trust Bank Limited, MUSP and Trust accounts.

(A)	Historical trend of problem assets based on the “FRL”

	(in billions of yen)
	As of September 30, 2004	As of March 31, 2005	As of September 30, 2005	As of March 31, 2006	As of September 30, 2006	As of March 31, 2007 (a)	As of September 30, 2007 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	367.3	279.1	194.5	153.3	125.2	116.3	106.7	(9.5)
Doubtful	4,439.0	1,407.2	1,266.9	749.7	500.4	652.3	723.2	70.8

Total	4,806.4	1,686.4	1,461.4	903.0	625.7	768.6	829.9	61.3

(1) Assets categorized as problem assets based on the “FRL” prior to September 30, 2004

Bankrupt or De facto Bankrupt	367.3	208.3	126.9	95.4	58.3	46.6	34.0	(12.6)
Doubtful	4,439.0	1,042.5	638.8	379.1	162.7	123.5	90.6	(32.8)

Total	4,806.4	1,250.8	765.7	474.5	221.0	170.2	124.7	(45.5)

(2) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2004

Bankrupt or De facto Bankrupt		70.8	26.4	14.0	8.8	7.0	4.6	(2.4)
Doubtful		364.7	208.4	49.1	28.2	20.8	13.0	(7.7)

Total		435.5	234.8	63.1	37.0	27.8	17.6	(10.2)

(3) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2005

Bankrupt or De facto Bankrupt			41.2	22.5	19.3	13.0	7.1	(5.9)
Doubtful			419.6	170.0	101.2	78.6	58.7	(19.9)

Total			460.8	192.6	120.6	91.7	65.8	(25.8)

(4) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2005

Bankrupt or De facto Bankrupt				21.2	16.3	10.2	4.5	(5.6)
Doubtful				151.4	72.1	37.4	25.7	(11.6)

Total				172.6	88.5	47.6	30.3	(17.3)

(5) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2006

Bankrupt or De facto Bankrupt					22.2	16.4	9.2	(7.2)
Doubtful					136.0	63.0	29.0	(33.9)

Total					158.3	79.4	38.3	(41.1)

(6) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2006

Bankrupt or De facto Bankrupt						22.8	19.2	(3.5)
Doubtful						328.7	221.4	(107.3)

Total						351.6	240.6	(110.9)

(7) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2007

Bankrupt or De facto Bankrupt							27.9
Doubtful							284.4

Total							312.3

(B) Progress in disposition of problem assets of the six months ended September 30, 2007

	(in billions of yen)
	Time of categorization						Total
	prior to Sep-30, 2004	the 2nd half of fiscal 2004	the 1st half of fiscal 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006
Liquidation	0.3	—	0.0	—	0.0	0.0	0.4
Re-constructive treatment	0.0	0.0	0.0	0.0	1.6	0.9	2.7
Upgrade due to re-constructive treatment	—	—	—	—	—	—	—
Loan sales to secondary market	14.6	3.4	6.5	6.0	3.8	11.5	46.1
Write-offs	3.0	2.3	2.0	0.1	7.2	16.7	31.6
Other	27.3	4.3	17.1	11.1	28.3	81.6	170.0
Collection / Repayment	16.8	2.1	10.1	7.9	17.0	75.3	129.5
Upgraded	10.4	2.1	6.9	3.2	11.3	6.2	40.4

Total	45.5	10.2	25.8	17.3	41.1	110.9	251.0

(C) Amount of outstanding problem assets which is in process for disposition as of September 30, 2007

	(in billions of yen)
	Time of categorization							Total
	prior to Sep-30, 2004	the 2nd half of fiscal 2004	the 1st half of fiscal 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007
Legal liquidation	4.5	0.9	1.6	1.8	4.3	9.3	10.7	33.3
Quasi-legal liquidation	1.3	—	—	—	—	—	—	1.3
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	24.9	3.4	5.3	2.4	3.2	6.4	9.8	55.7
Entrust to the Resolution and Collection Corporation	—	—	—	—	—	—	—	—

Total	30.7	4.4	6.9	4.2	7.5	15.8	20.5	90.3

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd., and MUSP (Combined)

The amounts presented as “during the second half of fiscal 2005” include amounts of The Bank of Tokyo-Mitsubishi UFJ, Ltd., former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited and MUSP. The amounts presented prior to September 30, 2005 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited and MUSP.

(A)	Historical trend of problem assets based on the “FRL”

	(in billions of yen)
	As of September 30, 2004	As of March 31, 2005	As of September 30, 2005	As of March 31, 2006	As of September 30, 2006	As of March 31, 2007 (a)	As of September 30, 2007 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	306.5	229.5	162.1	129.9	117.3	107.7	94.8	(12.8)
Doubtful	3,901.2	1,240.6	1,106.7	683.3	459.1	579.9	652.0	72.0

Total	4,207.7	1,470.2	1,268.8	813.3	576.4	687.7	746.8	59.1

(1) Assets categorized as problem assets based on the “FRL” prior to September 30, 2004

Bankrupt or De facto Bankrupt	306.5	164.6	103.0	78.5	54.0	44.4	31.6	(12.7)
Doubtful	3,901.2	925.4	536.2	334.9	150.5	114.4	84.9	(29.4)

Total	4,207.7	1,090.1	639.2	413.4	204.5	158.9	116.6	(42.2)

(2) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2004

Bankrupt or De facto Bankrupt		64.9	25.6	13.4	8.4	6.8	4.4	(2.4)
Doubtful		315.1	173.5	46.7	27.4	20.4	12.8	(7.6)

Total		380.0	199.1	60.2	35.8	27.3	17.2	(10.0)

(3) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2005

Bankrupt or De facto Bankrupt			33.5	17.0	17.6	11.7	6.5	(5.2)
Doubtful			396.8	156.1	90.0	69.5	51.5	(17.9)

Total			430.4	173.2	107.7	81.2	58.0	(23.1)

(4) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2005

Bankrupt or De facto Bankrupt				20.8	15.2	9.0	4.0	(4.9)
Doubtful				145.4	68.8	36.0	25.3	(10.7)

Total				166.3	84.0	45.1	29.3	(15.7)

(5) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2006

Bankrupt or De facto Bankrupt					22.0	13.8	8.7	(5.1)

Doubtful					122.2	54.8	23.4	(31.3)

Total					144.2	68.6	32.1	(36.4)

(6) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2006

Bankrupt or De facto Bankrupt						21.8	18.0	(3.7)
Doubtful						284.6	198.1	(86.5)

Total						306.4	216.1	(90.2)

(7) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2007

Bankrupt or De facto Bankrupt							21.3
Doubtful							255.8

Total							277.2

(B)	Progress in disposition of problem assets of the six months ended September 30, 2007

	(in billions of yen)
	Time of categorization						Total
	prior to Sep-30, 2004	the 2nd half of fiscal 2004	the 1st half of fiscal 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006
Liquidation	0.3	—	0.0	—	0.0	0.0	0.4
Re-constructive treatment	0.0	0.0	0.0	0.0	1.6	0.9	2.7
Upgrade due to re-constructive treatment	—	—	—	—	—	—	—
Loan sales to secondary market	14.6	3.4	6.4	5.2	3.6	11.5	44.9
Write-offs	3.0	2.2	1.6	0.0	7.1	16.7	30.9
Other	24.1	4.3	15.0	10.4	24.0	60.9	139.0
Collection / Repayment	15.8	2.1	8.4	7.2	14.0	54.9	102.7
Upgraded	8.3	2.1	6.5	3.1	9.9	6.0	36.2

Total	42.2	10.0	23.1	15.7	36.4	90.2	218.0

(C)	Amount of outstanding problem assets which is in process for disposition as of September 30, 2007

	(in billions of yen)
	Time of categorization							Total
	prior to Sep-30, 2004	the 2nd half of fiscal 2004	the 1st half of fiscal 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007
Legal liquidation	2.9	0.9	1.3	1.7	4.2	8.5	10.7	30.6
Quasi-legal liquidation	—	—	—	—	—	—	—	—
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	23.6	3.4	4.9	1.9	2.9	6.4	9.4	52.8
Entrust to the Resolution and Collection Corporation	—	—	—	—	—	—	—	—

Total	26.5	4.3	6.3	3.7	7.2	14.9	20.1	83.4

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated, including Trust Accounts)

The amounts presented prior to September 30, 2005 include amounts of former The Mitsubishi Trust and Banking Corporation and former UFJ Trust Bank Limited.

(A)	Historical trend of problem assets based on the “FRL”

	(in billions of yen)
	As of September 30, 2004	As of March 31, 2005	As of September 30, 2005	As of March 31, 2006	As of September 30, 2006	As of March 31, 2007 (a)	As of September 30, 2007 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	60.8	49.6	32.3	23.3	7.9	8.5	11.9	3.3
Doubtful	537.7	166.5	160.2	66.3	41.3	72.3	71.1	(1.1)

Total	598.6	216.2	192.6	89.7	49.2	80.9	83.0	2.1

(1) Assets categorized as problem assets based on the “FRL” prior to September 30, 2004

Bankrupt or De facto Bankrupt	60.8	43.6	23.8	16.8	4.3	2.1	2.3	0.1
Doubtful	537.7	117.0	102.5	44.1	12.1	9.1	5.7	(3.3)

Total	598.6	160.7	126.4	61.0	16.4	11.2	8.0	(3.2)

(2) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2004

Bankrupt or De facto Bankrupt		5.9	0.8	0.5	0.4	0.2	0.2	(0.0)
Doubtful		49.5	34.9	2.3	0.8	0.3	0.2	(0.1)

Total		55.4	35.7	2.9	1.2	0.5	0.4	(0.1)

(3) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2005

Bankrupt or De facto Bankrupt			7.6	5.5	1.7	1.3	0.6	(0.7)
Doubtful			22.7	13.9	11.2	9.1	7.1	(1.9)

Total			30.4	19.4	12.9	10.5	7.8	(2.6)

(4) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2005

Bankrupt or De facto Bankrupt				0.4	1.1	1.2	0.5	(0.6)
Doubtful				5.9	3.3	1.3	0.4	(0.8)

Total				6.3	4.4	2.5	0.9	(1.5)

(5) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2006

Bankrupt or De facto Bankrupt					0.2	2.6	0.4	(2.1)
Doubtful					13.8	8.2	5.6	(2.5)

Total					14.1	10.8	6.1	(4.7)

(6) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2006

Bankrupt or De facto Bankrupt						0.9	1.1	0.1
Doubtful						44.1	23.2	(20.8)

Total						45.1	24.4	(20.6)

(7) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2007

Bankrupt or De facto Bankrupt							6.5
Doubtful							28.6

Total							35.1

(B) Progress in disposition of problem assets of the six months ended September 30, 2007

	(in billions of yen)
	Time of categorization						Total
	prior to Sep-30, 2004	the 2nd half of fiscal 2004	the 1st half of fiscal 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006
Liquidation	—	—	—	—	—	—	—
Re-constructive treatment	—	—	—	—	—	—	—
Upgrade due to re-constructive treatment	—	—	—	—	—	—	—
Loan sales to secondary market	0.0	—	0.1	0.7	0.2	—	1.1
Write-offs	0.0	0.1	0.3	0.0	0.1	0.0	0.7
Other	3.1	0.0	2.1	0.7	4.3	20.6	31.0
Collection / Repayment	1.0	0.0	1.7	0.7	2.9	20.4	26.8
Upgraded	2.0	—	0.4	0.0	1.4	0.2	4.2

Total	3.2	0.1	2.6	1.5	4.7	20.6	32.9

(C)	Amount of outstanding problem assets which is in process for disposition as of September 30, 2007

	(in billions of yen)
	Time of categorization							Total
	prior to Sep-30, 2004	the 2nd half of fiscal 2004	the 1st half of fiscal 2005	the 2nd half of fiscal 2005	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007
Legal liquidation	1.5	0.0	0.2	0.0	0.0	0.8	0.0	2.7
Quasi-legal liquidation	1.3	—	—	—	—	—	—	1.3
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	1.3	0.0	0.3	0.4	0.2	0.0	0.3	2.8
Entrust to the Resolution and Collection Corporation	—	—	—	—	—	—	—	—

Total	4.1	0.0	0.6	0.4	0.2	0.8	0.4	6.8

Mitsubishi UFJ Financial Group, Inc.

4.	Classification of Loans by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation

(Combined including Trust Accounts)

(1)	Classification of Loans by Type of Industry

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Domestic offices (excluding loans booked at offshore markets)	67,277,539	(3,463,160)	(995,635)	70,740,699	68,273,175
Manufacturing	7,887,491	238,558	243,400	7,648,933	7,644,091
Agriculture	23,985	(44)	450	24,029	23,535
Forestry	13,986	1,929	(2,760)	12,057	16,746
Fishery	34,966	3,018	4,378	31,948	30,588
Mining	50,334	(698)	1,219	51,032	49,115
Construction	1,441,385	(126,808)	(113,593)	1,568,193	1,554,978
Utilities	649,893	50,462	16,787	599,431	633,106
Communication and information services	1,771,838	(84,764)	(46,642)	1,856,602	1,818,480
Wholesale and retail	7,124,437	(498,636)	(168,608)	7,623,073	7,293,045
Finance and insurance	6,943,133	(1,294,945)	(378,531)	8,238,078	7,321,664
Real estate	8,920,827	(748,136)	(302,916)	9,668,963	9,223,743
Services	6,163,517	1,108	(280,597)	6,162,409	6,444,114
Municipal government	782,201	(93,765)	(30,214)	875,966	812,415
Other industries	25,469,530	(910,441)	61,989	26,379,972	25,407,541
Overseas offices and loans booked at offshore markets	11,542,686	2,161,543	1,411,681	9,381,143	10,131,005

Total	78,820,226	(1,301,616)	416,045	80,121,843	78,404,180

(2) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Total domestic consumer loans	18,069,498	(564,888)	(259,457)	18,634,387	18,328,956
Housing loans	17,013,244	(393,310)	(176,891)	17,406,554	17,190,135
Residential purpose	13,279,669	(259,002)	(103,859)	13,538,671	13,383,528
Other	1,056,254	(171,577)	(82,565)	1,227,832	1,138,820

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Outstanding amount	43,203,024	(1,611,562)	(874,125)	44,814,586	44,077,149
% to total domestic loans	64.21%	0.86%	(0.34)%	63.35%	64.55%

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

(1)	Classification of Loans by Type of Industry

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Domestic offices (excluding loans booked at offshore markets)	57,528,994	(2,912,430)	(829,492)	60,441,425	58,358,487
Manufacturing	6,566,745	140,566	181,989	6,426,179	6,384,756
Agriculture	22,764	(111)	306	22,875	22,458
Forestry	13,986	1,929	(2,760)	12,057	16,746
Fishery	6,190	1,613	1,040	4,577	5,150
Mining	49,072	1,463	2,732	47,609	46,340
Construction	1,296,907	(117,403)	(112,824)	1,414,310	1,409,731
Utilities	373,214	17,662	(8,025)	355,552	381,239
Communication and information services	823,669	(108,710)	(47,582)	932,379	871,251
Wholesale and retail	6,364,734	(520,698)	(182,136)	6,885,432	6,546,870
Finance and insurance	4,923,172	(1,105,016)	(180,154)	6,028,188	5,103,326
Real estate	7,284,393	(761,644)	(280,249)	8,046,037	7,564,642
Services	5,228,088	(45,940)	(230,264)	5,274,028	5,458,352
Municipal government	734,600	(87,454)	(25,827)	822,054	760,427
Other industries	23,841,460	(328,687)	54,261	24,170,148	23,787,199
Overseas offices and loans booked at offshore markets	11,230,108	2,132,662	1,393,638	9,097,446	9,836,470

Total	68,759,103	(779,768)	564,145	69,538,871	68,194,957

(2) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Total domestic consumer loans	16,916,098	(571,299)	(247,238)	17,487,398	17,163,337
Housing loans	15,884,798	(404,655)	(167,050)	16,289,454	16,051,849
Residential purpose	12,527,165	(302,715)	(113,609)	12,829,880	12,640,775
Other	1,031,300	(166,643)	(80,187)	1,197,944	1,111,488

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Outstanding amount	38,243,540	(1,623,090)	(668,219)	39,866,630	38,911,759
% to total domestic loans	66.47%	0.51%	(0.20)%	65.95%	66.67%

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

(1)	Classification of Loans by Type of Industry

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Domestic offices (excluding loans booked at offshore markets)	9,456,024	(506,543)	(139,901)	9,962,567	9,595,925
Manufacturing	1,318,819	98,112	61,497	1,220,707	1,257,322
Agriculture	1,221	67	144	1,154	1,077
Forestry	—	—	—	—	—
Fishery	28,776	1,405	3,338	27,371	25,438
Mining	1,262	(2,161)	(1,513)	3,423	2,775
Construction	144,478	(9,385)	(764)	153,863	145,242
Utilities	274,715	34,114	25,355	240,601	249,360
Communication and information services	941,181	26,242	2,201	914,939	938,980
Wholesale and retail	759,691	22,095	13,537	737,596	746,154
Finance and insurance	2,007,730	(182,391)	(199,150)	2,190,121	2,206,880
Real estate	1,618,132	15,020	(21,817)	1,603,112	1,639,949
Services	932,390	47,489	(50,112)	884,901	982,502
Municipal government	20,053	(4,270)	(3,377)	24,323	23,430
Other industries	1,407,566	(552,884)	30,758	1,960,450	1,376,808
Overseas offices and loans booked at offshore markets	312,577	28,881	18,043	283,696	294,534

Total	9,768,602	(477,662)	(121,858)	10,246,264	9,890,460

(2) Domestic Consumer Loans

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Total domestic consumer loans	1,064,600	13,931	(8,303)	1,050,668	1,072,903
Housing loans	1,040,702	18,564	(6,058)	1,022,137	1,046,760
Residential purpose	669,696	49,774	12,907	619,921	656,788
Other	23,897	(4,633)	(2,245)	28,531	26,143

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)

	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Outstanding amount	4,710,971	38,375	(182,172)	4,672,596	4,893,143
% to total domestic loans	49.81%	2.91%	(1.17)%	46.90%	50.99%

Mitsubishi UFJ Financial Group, Inc.

Trust Accounts

(1)	Classification of Loans by Type of Industry

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Domestic offices (excluding loans booked at offshore markets)	292,520	(44,185)	(26,241)	336,706	318,762
Manufacturing	1,927	(120)	(86)	2,047	2,013
Agriculture	—	—	—	—	—
Forestry	—	—	—	—	—
Fishery	—	—	—	—	—
Mining	—	—	—	—	—
Construction	—	(20)	(5)	20	5
Utilities	1,964	(1,314)	(543)	3,278	2,507
Communication and information services	6,988	(2,296)	(1,261)	9,284	8,249
Wholesale and retail	12	(33)	(9)	45	21
Finance and insurance	12,231	(7,538)	773	19,769	11,458
Real estate	18,302	(1,512)	(850)	19,814	19,152
Services	3,039	(441)	(221)	3,480	3,260
Municipal government	27,548	(2,041)	(1,010)	29,589	28,558
Other industries	220,504	(28,870)	(23,030)	249,374	243,534
Overseas offices and loans booked at offshore markets	—	—	—	—	—

Total	292,520	(44,185)	(26,241)	336,706	318,762

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Total domestic consumer loans	88,800	(7,519)	(3,915)	96,320	92,715
Housing loans	87,743	(7,219)	(3,782)	94,962	91,526
Residential purpose	82,808	(6,061)	(3,156)	88,869	85,964
Other	1,056	(300)	(132)	1,357	1,189

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Outstanding amount	248,513	(26,847)	(23,734)	275,360	272,247
% to total domestic loans	84.95%	3.17%	(0.45)%	81.78%	85.40%

Mitsubishi UFJ Financial Group, Inc.

5.	Overseas Loans

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined)

(1)	Loans to Asian countries

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Thailand	585,189	105,905	19,731	479,283	565,457
Indonesia	251,657	(12,814)	(6,360)	264,472	258,017
Malaysia	113,388	(83,341)	(61,003)	196,729	174,391
Philippines	63,544	1,574	4,158	61,969	59,385
South Korea	322,555	95,950	72,120	226,604	250,434
Singapore	530,324	158,968	129,928	371,355	400,395
Hong Kong	776,385	104,717	48,650	671,667	727,734
China	31,285	(627,401)	(653,477)	658,687	684,763
Taiwan	179,190	13,893	1,862	165,296	177,327
Other	255,614	111,654	54,355	143,960	201,259

Total	3,109,133	(130,892)	(390,033)	3,240,026	3,499,167

(2) Loans to Latin American countries
	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Argentina	3,027	83	936	2,944	2,090
Brazil	88,779	(492)	(18,398)	89,272	107,178
Mexico	88,910	(10,550)	(6,988)	99,461	95,899
Caribbean countries	723,876	9,097	(14,211)	714,778	738,087
Other	77,865	7,016	10,667	70,848	67,197

Total	982,460	5,154	(27,994)	977,305	1,010,454

Mitsubishi UFJ Financial Group, Inc.

6.	Loans and Deposits

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined)

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Deposits (ending balance)	110,745,129	1,189,397	(1,296,231)	109,555,732	112,041,360
Deposits (average balance)	111,116,947	784,535	1,060,824	110,332,412	110,056,122
Loans (ending balance)	78,527,705	(1,257,430)	442,287	79,785,136	78,085,418
Loans (average balance)	77,828,567	(1,884,045)	(1,805,146)	79,712,613	79,633,714
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)
	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Deposits (ending balance)	99,029,905	855,631	(1,246,775)	98,174,273	100,276,681
Deposits (average balance)	99,320,391	575,984	838,246	98,744,407	98,482,144
Loans (ending balance)	68,759,103	(779,768)	564,145	69,538,871	68,194,957
Loans (average balance)	68,191,764	(1,136,465)	(1,340,575)	69,328,230	69,532,340
Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)
	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Deposits (ending balance)	11,715,224	333,765	(49,455)	11,381,458	11,764,679
Deposits (average balance)	11,796,555	208,550	222,578	11,588,005	11,573,977
Loans (ending balance)	9,768,602	(477,662)	(121,858)	10,246,264	9,890,460
Loans (average balance)	9,636,802	(747,579)	(464,571)	10,384,382	10,101,373

Mitsubishi UFJ Financial Group, Inc.

7.	Domestic Deposits

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined)

	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Individuals	61,408,753	1,501,967	550,407	59,906,785	60,858,345
Corporations and others	38,411,431	(898,190)	(2,428,819)	39,309,622	40,840,251
Domestic deposits	99,820,185	603,777	(1,878,411)	99,216,407	101,698,596

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)
	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Individuals	53,269,233	1,382,118	607,516	51,887,115	52,661,717
Corporations and others	35,814,523	(861,011)	(2,285,042)	36,675,535	38,099,566
Domestic deposits	89,083,756	521,106	(1,677,526)	88,562,650	90,761,283

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.
Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)
	(in millions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Individuals	8,139,520	119,849	(57,108)	8,019,670	8,196,628
Corporations and others	2,596,908	(37,178)	(143,776)	2,634,086	2,740,684
Domestic deposits	10,736,428	82,671	(200,885)	10,653,757	10,937,313

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

8.	Number of Offices and Employees

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined)

	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Domestic	881	5	(5)	876	886
Head office and Branches	743	3	1	740	742
Sub-branches and Agencies	138	2	(6)	136	144
Overseas	82	(5)	(6)	87	88
Branches	39	(5)	(5)	44	44
Sub-branches	24	1	(1)	23	25
Representative offices	19	(1)	—	20	19

Total	963	—	(11)	963	974

Number of Employees	39,342	673	1,731	38,669	37,611
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Domestic	789	5	(5)	784	794
Head office and Branches	666	3	1	663	665
Sub-branches and Agencies	123	2	(6)	121	129
Overseas	75	(5)	(6)	80	81
Branches	34	(5)	(5)	39	39
Sub-branches	24	1	(1)	23	25
Representative offices	17	(1)	—	18	17

Total	864	—	(11)	864	875

Number of Employees	31,368	742	1,524	30,626	29,844
Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Domestic	92	—	—	92	92
Head office and Branches	77	—	—	77	77
Sub-branches and Agencies	15	—	—	15	15
Overseas	7	—	—	7	7
Branches	5	—	—	5	5
Representative offices	2	—	—	2	2

Total	99	—	—	99	99

Number of Employees	7,974	(69)	207	8,043	7,767

Mitsubishi UFJ Financial Group, Inc.

9.	Status of Deferred Tax Assets

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Deferred tax assets	1,388.9	(273.8)	(100.2)	1,662.7	1,489.1
Net operating losses carried forwards	780.6	(223.0)	(124.4)	1,003.7	905.1
Allowance for credit losses	431.0	(22.3)	1.4	453.3	429.5
Write-down on investment securities	227.9	(53.8)	8.7	281.8	219.2
Reserve for retirement benefits	83.8	(10.8)	(5.7)	94.6	89.6
Other	460.7	21.1	9.6	439.5	451.1
Valuation allowance	(595.3)	15.0	10.2	(610.4)	(605.5)
Deferred tax liabilities	1,185.4	120.8	(108.7)	1,064.5	1,294.1
Unrealized gains on other securities	913.3	178.5	(83.4)	734.7	996.8
Revaluation gains on securities upon merger	186.7	(60.9)	(26.5)	247.7	213.3
Other	85.2	3.2	1.2	82.0	83.9
Net deferred tax assets	203.4	(394.7)	8.4	598.2	194.9

(2)	Net Business profit before Credit Costs and Taxable Income

	(in billions of yen)
	FY2002	FY2003	FY2004	FY2005	FY2006	Interim FY2007
Net business profits before credit costs	1,188.4	1,170.2	1,201.4	1,087.7	899.7	389.1
Credit related costs	1,097.9	1,089.3	892.4	(485.9)	38.7	144.7
Income before income taxes	(833.3)	262.5	(47.3)	1,612.7	958.0	294.3
Reconciliation to taxable income	(1,873.2)	289.5	(311.4)	(1,403.1)	(401.6)	11.9
Taxable income	(2,706.5)	552.0	(358.8)	209.5	556.3	306.2

The amounts presented for FY 2005 include amounts of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and former UFJ Bank Limited.

The amounts prior to FY 2005 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd. and former UFJ Bank Limited.

(3)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the six months ended September 30, 2007, we are classified as “4” described above since we have material net operating losses carried forwards. However since we believe the net operating losses carried forwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating losses carried forwards were incurred due to, among other things, the followings: (i) we accelerated the final disposition of non performing loans in response to both the “Emergency Economic Package”, which provided guidance to major banks to remove claims to debtors classified as “likely to become bankrupt” or below from their balance sheets, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of non performing loans to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(4)	Collectability of Deferred Tax Assets at September 30, 2007 (Assumptions)

(in billions of yen)
Five years total (from 2nd half of FY2007 to 1st half of FY 2012)
Net business profits (based on our business plan) (*1)	7,684.1
Net business profit (basis of collectability determination) (*2)	5,439.1
Income before income taxes (basis of collectability determination)	4,352.2
Taxable income before adjustments (basis of collectability determination) (*3)	4,781.3
Temporary difference + net operating losses carried forwards (for which deferred tax assets shall be recognized)	3,263.1
Deferred tax assets at September 30, 2007	1,388.9

(*1)	Before deduction of credit costs
(*2)	Based on the scenario that market indices stay below Assumptions for Business Plans.
(*3)	Before reversals of existing deductible temporary differences and net operating loss carried forwards

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2007 (A)	Increase (Decrease) (A) - (B)	Increase (Decrease) (A) - (C)	As of September 30, 2006 (B)	As of March 31, 2007 (C)
Deferred tax assets	183.1	(53.9)	(32.5)	237.1	215.6
Net operating losses carried forwards	116.6	(66.7)	(39.9)	183.4	156.6
Write-down on investment securities	70.0	(39.4)	(4.7)	109.4	74.8
Allowance for credit losses	44.5	17.1	3.9	27.3	40.5
Other	54.0	12.0	13.0	42.0	40.9
Valuation allowance	(102.1)	22.9	(4.7)	(125.1)	(97.4)
Deferred tax liabilities	267.4	13.2	(40.5)	254.2	307.9
Unrealized gains on other securities	235.0	11.0	(43.9)	223.9	278.9
Other	32.4	2.1	3.4	30.2	28.9
Net deferred tax assets	(84.2)	(67.1)	8.0	(17.0)	(92.2)

(2)	Net Business profit before Credit Costs and Taxable Income

	(in billions of yen)
	FY2002	FY2003	FY2004	FY2005	FY2006	Interim FY2007
Net business profits before credit costs	280.4	274.1	271.1	252.6	274.3	115.6
Credit related costs	218.6	69.7	81.7	(45.8)	1.7	11.7
Income before income taxes	(289.1)	183.4	143.1	306.9	284.0	100.2
Reconciliation to taxable income	(289.9)	(199.1)	14.1	(212.0)	(142.9)	(2.2)
Taxable income	(579.0)	(15.6)	157.3	94.8	141.1	97.9

The amounts presented for FY 2005 include amounts of Mitsubishi UFJ Trust and Banking Corporation and former UFJ Trust Bank Limited.

The amounts prior to FY 2005 include amounts of former The Mitsubishi Trust and Banking Corporation and former UFJ Trust Bank Limited.

(3)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the six months ended September 30, 2007, we are classified as “4” described above since we have material net operating losses carried forwards. However since we believe the net operating losses carried forwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating losses carried forwards were incurred due to, among other things, the followings : (i) we accelerated the final disposition of non performing loans in response to both the “Emergency Economic Package”, which provided guidance to major banks to remove claims to debtors classified as “likely to become bankrupt” or below from their balance sheets, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of non performing loans to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(4)	Collectability of Deferred Tax Assets at September 30, 2007 (Assumptions)

(in billions of yen)
Five years total (from 2nd half of FY2007 to 1st half of FY 2012)
Net business profits (based on our business plan) (*1)	1,493.5
Net business profit (basis of collectability determination) (*2)	1,099.9
Income before income taxes (basis of collectability determination)	985.0
Taxable income before adjustments (basis of collectability determination) (*3)	803.2
Temporary difference + net operating losses carried forwards (for which deferred tax assets shall be recognized)	383.7
Deferred tax assets at September 30, 2007	183.1

(*1)	Before deduction of credit costs
(*2)	Based on the scenario that market indices stay below Assumptions for Business Plans.
(*3)	Before reversals of existing deductible temporary differences and net operating loss carried forwards

Mitsubishi UFJ Financial Group, Inc.

10.	Employees’ Retirement Benefits

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

	(in millions of yen)
	For the six months ended September 30, 2007	For the six months ended September 30, 2006	Increase (Decrease)
Projected benefit obligation (at the beginning of the period)	1,796,636	1,882,079	(85,443)
Total amount unrecognized (at the beginning of the period)	(417,618)	(220,015)	(197,602)
Unrecognized prior service cost (at the beginning of the period)	(67,250)	(77,337)*	10,086
Unrecognized net actuarial loss (at the beginning of the period)	(350,367)	(142,678)	(207,689)

Total amount unrecognized (at the end of the period)	(401,963)	(216,770)	(185,192)

Net periodic cost of the employees’ retirement benefits	(9,144)	5,937	(15,082)
Service cost	22,787	24,229	(1,441)
Interest cost	24,434	23,031	1,402
Expected return on plan assets	(46,690)	(43,329)	(3,361)
Amortization of unrecognized prior service cost	(5,272)	(2,816)	(2,456)
Amortization of unrecognized net actuarial loss	(10,382)	(429)	(9,953)
Other	5,979	5,251	727

(*) Including prior service cost which arose during the period due to change in employees’ retirement benefits policy.
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)
	(in millions of yen)
	For the six months ended September 30, 2007	For the six months ended September 30, 2006	Increase (Decrease)
Projected benefit obligation (at the beginning of the period)	1,214,366	1,221,211	(6,845)
(Discount rates)	(1.9%~2.3)%	(1.7%~2.2)%
Total amount unrecognized (at the beginning of the period)	(254,217)	(90,957)	(163,259)
Unrecognized prior service cost (at the beginning of the period)	(42,522)	(48,738)*	6,216
Unrecognized net actuarial loss (at the beginning of the period)	(211,694)	(42,218)	(169,476)

Total amount unrecognized (at the end of the period)	(244,945)	(89,820)	(155,125)

Net periodic cost of the employees’ retirement benefits	274	7,018	(6,744)
Service cost	12,099	12,734	(635)
Interest cost	14,102	13,347	755
Expected return on plan assets	(20,743)	(20,326)	(417)
Amortization of unrecognized prior service cost	(3,091)	(3,092)	1
Amortization of unrecognized net actuarial loss	(6,180)	1,955	(8,135)
Other	4,086	2,399	1,686

(*) Including prior service cost which arose during the period due to change in employees’ retirement benefits policy.
Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)
	(in millions of yen)
	For the six months ended September 30, 2007	For the six months ended September 30, 2006	Increase (Decrease)
Projected benefit obligation (at the beginning of the period)	391,464	388,306	3,157
(Discount rates)	(2.2)%	(2.1%~2.2)%
Total amount unrecognized (at the beginning of the period)	(140,248)	(124,614)	(15,633)
Unrecognized prior service cost (at the beginning of the period)	(38,725)	(41,320)*	2,594
Unrecognized net actuarial loss (at the beginning of the period)	(101,522)	(83,293)	(18,228)

Total amount unrecognized (at the end of the period)	(134,868)	(122,577)	(12,290)

Net periodic cost of the employees’ retirement benefits	(13,045)	(5,771)	(7,274)
Service cost	3,087	4,257	(1,169)
Interest cost	4,279	4,525	(245)
Expected return on plan assets	(16,247)	(14,918)	(1,328)
Amortization of unrecognized prior service cost	(2,099)	(495)	(1,603)
Amortization of unrecognized net actuarial loss	(3,280)	(1,540)	(1,739)
Other	1,213	2,401	(1,187)

(*)	Including prior service cost which arose during the period due to change in employees’ retirement benefits policy.

Mitsubishi UFJ Financial Group, Inc.

11.	Earnings Forecasts for the Fiscal Year Ending March 31, 2008

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

	(in billions of yen)
	<Forecasts> For the fiscal year ending March 31, 2008	For the six months ended September 30, 2007	For the fiscal year ended March 31, 2007	For the six months ended September 30, 2006
Ordinary income	6,500.0	3,250.2	6,094.0	2,840.2
Ordinary profit	1,150.0	497.5	1,457.0	663.5
Net income	600.0	256.7	880.9	507.2
Mitsubishi UFJ Financial Group, Inc. (Non-consolidated)
	(in billions of yen)
Ordinary income	520.0	197.2	510.8	163.6
Ordinary profit	490.0	182.9	478.0	146.6
Net income	410.0	105.4	473.8	146.8
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)
	(in billions of yen)
	<Forecasts> For the fiscal year ending March 31, 2008	For the six months ended September 30, 2007	For the fiscal year ended March 31, 2007	For the six months ended September 30, 2006
Ordinary profit	825.0	325.6	1,178.4	534.8
Net income	480.0	164.1	744.4	431.1
The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)
	(in billions of yen)
Net business profits before provision for general allowance for credit losses	825.0	389.1	899.7	426.1
Ordinary profit	675.0	272.1	834.5	358.3
Net income	440.0	188.0	669.2	422.9
Mitsubishi UFJ Trust and Banking Corporation (Consolidated)
	(in billions of yen)
	<Forecasts> For the fiscal year ending March 31, 2008	For the six months ended September 30, 2007	For the fiscal year ended March 31, 2007	For the six months ended September 30, 2006
Ordinary profit	210.0	101.9	281.5	137.6
Net income	130.0	62.8	207.9	119.3
Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)
	(in billions of yen)
Net business profits before provision for general allowance for credit losses and credit costs for trust accounts	220.0	115.6	274.3	122.8
Ordinary profit	200.0	97.7	278.3	127.2
Net income	120.0	60.7	211.6	112.5

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